Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

AMONG

GEBR. KNAUF KG,

WORLD CUP ACQUISITION CORPORATION

AND

USG CORPORATION

DATED AS OF JUNE 10, 2018

i

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AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER dated as of June 10, 2018 (this “Agreement”) is made and entered into among Gebr. Knauf KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany (“Parent”), World Cup Acquisition Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), and USG Corporation, a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, each of the general partners (Komplementär) and the shareholders’ committee (Gesellschafterausschuss) of Parent have (a) approved the merger of Merger Sub with and into the Company with the Company surviving the merger upon the terms and subject to the conditions set forth in this Agreement (the merger of Merger Sub with and into the Company being referred to in this Agreement as the “Merger”) and becoming an indirect, wholly-owned subsidiary of Parent as a result of the Merger, (b) approved the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Merger and the other transactions contemplated hereby, and (c) approved and declared advisable this Agreement.

WHEREAS, the Board of Directors of Merger Sub has unanimously (a) approved and declared the advisability of this Agreement, the Merger and the other transactions contemplated by this Agreement and (b) directed that this Agreement be submitted to the sole stockholder of Merger Sub for its adoption and recommended that its sole stockholder adopt this Agreement.

WHEREAS, the Board of Directors of the Company has unanimously (a) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, advisable and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the consummation by the Company of the transactions contemplated hereby, including the execution, delivery and performance of this Agreement, (c) subject to Section 6.5, resolved to recommend the adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company, and (d) directed that this Agreement be submitted to the stockholders of the Company for adoption.

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and Merger Sub have entered into a Voting Agreement, in the form attached hereto as Exhibit A, with certain stockholders of the Company set forth therein (the “Voting Agreement”) pursuant to which such stockholders, on the terms and subject to the conditions set forth therein, have agreed to vote or cause to be voted all of the subject shares (as defined therein) of common stock of the Company then beneficially owned by them for the approval and adoption of the Merger, this Agreement and the consummation of all of the transactions contemplated thereby.

WHEREAS, the Company, Parent and Merger Sub desire to make and enter into certain representations, warranties, covenants and agreements in connection with the Agreement and also to prescribe certain conditions to the Merger.

WHEREAS, subject to receipt of the Stockholder Approval, the Company intends to declare and pay the Special Dividend promptly following certification of the results of the Stockholders Meeting to all holders of record of Common Stock as of the close of business on the record date for the Stockholders Meeting.

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

AGREEMENT

ARTICLE I

DEFINED TERMS

Section 1.1 Certain Defined Terms. As used in this Agreement, the following terms have the meanings specified in this Section 1.1.

“Acceptable Confidentiality Agreement” means a written confidentiality agreement between the Company and another Person that (a) contains confidentiality, non-use and other provisions applicable to such Person and its Affiliates and Representatives no less restrictive on the other party than the provisions contained in the Company Confidentiality Agreement (except that such agreement will not be required to contain “standstill” provisions) and (b) does not contain any provision that would prevent the Company from performing and complying with its obligations under this Agreement, including the Company’s obligations to provide any disclosure to Parent required pursuant to Section 6.5.

“Acquisition Proposal” means any inquiry, proposal or offer from, or indication of interest in making a proposal or offer by, any Person, whether or not subject to conditions, relating to any transaction or series of transaction involving any direct or indirect (a) merger, share exchange, joint venture, partnership, business combination or consolidation, or any similar transaction involving the Company, (b) sale, lease, license, exchange, mortgage, pledge, transfer or other acquisition or transaction, assumption or disposition of 15 percent or more (based on the fair market value thereof) of the consolidated net revenues, net income or assets, including any Securities of the Company Subsidiaries, of the Company and the Company Subsidiaries, taken as a whole, (c) purchase, share issuance, tender offer, exchange offer or other acquisition or transaction (including by way of merger, share exchange, joint venture, partnership, business combination, consolidation or otherwise) that if consummated would result in the Beneficial Ownership by any Person or “group” (as defined under the Exchange Act) of Securities representing 15 percent or more of the outstanding Common Stock or any other class of voting Securities of the Company or (d) recapitalization, reorganization, liquidation, dissolution or any other similar transaction involving the Company or any Significant Company Subsidiary; provided that the term “Acquisition Proposal” will not include the Merger or the other transactions contemplated by this Agreement.

“Affiliate” means, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such first Person, where “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by Contract, as trustee or executor or otherwise. For purposes of this Agreement, (a) the UBBP Companies will not be considered “Affiliates” of the Company or any Company Subsidiary, (b) neither Parent nor Berkshire Hathaway Inc. (or any of their respective Affiliates) will be considered “Affiliates” of the Company or any Company Subsidiary, and (c) neither the Company nor Berkshire Hathaway Inc. (or any of their respective Affiliates) will be considered an “Affiliate” of Parent or any Subsidiary of Parent.

“Beneficial Owner” means, with respect to a Security, any Person that, directly or indirectly, through any Contract, relationship or otherwise would be considered the “beneficial owner” of such Security in accordance with Rule 13d-3 under the Exchange Act. The term “Beneficial Ownership” will be construed accordingly.

“Benefit Plan” means any employment, bonus, deferred compensation, incentive compensation, stock purchase, stock option, Equity Right with respect to the stock of the Company or any Company Subsidiary, Stock Plan, termination indemnity, redundancy, change in control, performance, retention, severance or termination pay, sick pay, vacation pay, fringe benefit, educational assistance, housing assistance, relocation or expatriate, moving expense reimbursement, hospitalization or other medical, life, disability, welfare benefit or other insurance, supplemental unemployment benefits, profit-sharing, pension, superannuation or retirement plan, program or Contract, Tax gross-up or Tax indemnity Contract, and each other material employee benefit plan or program, whether written or oral, in each case currently sponsored, maintained or contributed to or required to be contributed to by the Company, any Company Subsidiary or any ERISA Affiliate of the Company or any Company Subsidiary, for the benefit of any current or former director, officer or employee of the Company or any Company Subsidiary, other than any plan or arrangement required by applicable Law or any Contract that may be terminated with less than 60 days’ notice and without the payment of severance.

“Board of Directors” means the board of directors of a specified Person.

“Business Day” means any day, except Saturday or Sunday, on which commercial banks are not required or authorized to close in Frankfurt, Germany, Chicago, Illinois, Dover, Delaware or New York, New York.

“Change” means a change, circumstance, condition, event, effect, development or state of facts.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Common Stock” means the Common Stock, par value $0.10 per share, of the Company.

“Company Confidential Information” means all proprietary, technical, economic, environmental, operational, financial or other business information or material, data, reports, interpretations, forecasts and business plans, in written, oral (including by recording), electronic or visual form, in the possession of, or which has been disclosed to, whether prior to or following the date of this Agreement, Parent or its Affiliates or their respective Representatives by the Company or its Affiliates or Representatives, including pursuant to the access provisions of this Agreement, except, in each case, to the extent that such information can be shown to have been (a) in the public domain (other than as a result of a disclosure by Parent or its Affiliates or Representatives), (b) available to Parent or its Affiliates or Representatives on a non-confidential basis from a source other than the Company or its Affiliates or Representatives without, to such Person’s knowledge after reasonable inquiry, being subject to any contractual or other obligation of confidentiality to the Company or its Affiliates or Representatives or (c) independently developed by Parent or its Affiliates or Representations or on their behalf without reference to, incorporation of or other use of any such information or otherwise violating the obligations of Parent or Merger Sub under this Agreement.

“Company Confidentiality Agreement” means the letter agreement dated as of May 4, 2018 between the Company and Parent.

“Company IRBs” means, collectively, the Company’s (a) $45 million aggregate principal amount of Ohio Air Quality Development Authority industrial revenue bonds, (b) $44.4 million aggregate principal amount of Ohio Air Quality Development Authority industrial revenue bonds, (c) $9 million aggregate principal amount of Ohio Air Quality Development Authority industrial revenue bonds, (d) $10 million aggregate principal amount of City of East Chicago, Indiana industrial revenue bonds, (e) $10 million City of East Chicago, Indiana industrial revenue bonds, (f) $110 million aggregate principal amounts of Pennsylvania Economic Development Financing Authority industrial revenue bonds and (g) $11 million aggregate principal amount of Oregon Economic & Community Development Commission industrial revenue bonds.

“Company Notes” means, collectively, the Company’s (a) $350 million aggregate principal amount of 5.50% senior notes due 2025 and (b) $500 million aggregate principal amount of 4.875% senior notes due 2027.

“Company Notes Indenture” means, collectively, the indenture, dated November 1, 2006, between the Company and Wells Fargo, National Association, as trustee, as supplemented by the supplemental indenture no. 6, dated February 24, 2015, among the Company, the Guarantors named therein and U.S. Bank National Association, as successor trustee and the supplemental indenture no. 7, dated May 15, 2017, among the Company, the Guarantors named therein and U.S. Bank National Association, as successor trustee.

“Competition Law” means any Law, including the HSR Act, the Clayton Act of 1914, as amended, the Sherman Antitrust Act of 1890, as amended, the Federal Trade Commission Act, as amended, and all other applicable Laws that prohibit, restrict or regulate actions having an anticompetitive effect or purpose, including competition, restraint of trade, anti-monopolization, merger control or antitrust Laws.

“Constituent Documents” means, with respect to any entity, its certificate or articles of incorporation, bylaws and any similar charter, shareholders, shareholders’ rights, limited liability company, limited partnership, joint venture or similar agreement, or other organizational or governing documents of such entity.

“Contract” means any legally binding contract, agreement, lease, sublease, license, sublicense, commitment, understanding, warranty, guaranty, mortgage, note, bond, option, warrant or other legally binding arrangement, in each case, whether written or oral.

“DGCL” means the General Corporation Law of the State of Delaware, as amended.

“Environmental Law” means any Law relating to the environment, natural resources, pollutants, contaminants or, to the extent relating to exposure to Hazardous Substances, public health and safety, including any Law pertaining to (a) treatment, storage, disposal, generation and transportation of Hazardous Substances, (b) air, water and noise pollution, (c) groundwater or soil contamination, (d) the Release or threatened Release into the environment of Hazardous Substances, including emissions, discharges, injections, spills, escapes or dumping into the environment of pollutants, contaminants or chemicals, (e) the manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of Hazardous Substances, (f) underground and other storage tanks or vessels, abandoned, disposed or discarded barrels, containers and other closed receptacles that were used to contain Hazardous Substances, or (g) the protection of natural resources, wildlife, marine sanctuaries and wetlands, including endangered and threatened species.

“Environmental Permit” means any Permit required pursuant to any applicable Environmental Law.

“Equity Right” means, with respect to any Person, any Security or obligation convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire, or any option, call, restricted stock, deferred stock award, stock unit, “phantom” award, dividend equivalent, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock or earnings of such Person.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

“ERISA Affiliate” means, with respect to any entity, any trade or business, whether or not incorporated, that together with such entity and its Subsidiaries would be deemed a “single employer” within the meaning of Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financial Statements” means the consolidated financial statements of the Company and the Company Subsidiaries included in the SEC Documents.

“Financing Sources” means each Person (other than Parent or Merger Sub, but including each lender, agent and arranger) that has entered into the Debt Commitment Letter, committed to provide or otherwise entered into agreements in connection with the Debt Financing (including any Alternative Financing) or other financings in connection with the transactions contemplated by this Agreement, including any commitment letters, engagement letters, credit agreements, loan agreements, joinders or indentures pursuant to or relating thereto, together with each Affiliate thereof and each officer, director, employee, partner, trustee, controlling person, stockholder, advisor, attorney, agent and representative of each such Person or Affiliate and their respective successors and assigns.

“Foreign Investment Law” means any Law intended to prohibit, restrict or regulate acquisitions or investments in Persons organized, domiciled or operating in a jurisdiction by foreign Persons.

“Governmental Authority” means any federal, state, local, foreign or international court, tribunal, judicial or arbitral body, government, department, commission, board, bureau, agency or other regulatory, administrative or governmental authority.

“Hazardous Substance” means any substance, material, contaminant, mixture, solution, pollutant or waste that is regulated under any Environmental Law, including petroleum and all fractions thereof, asbestos or asbestos-containing materials in any form or condition and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication, (a) all indebtedness for borrowed money, or with respect to deposits or advances of any kind, (b) all obligations evidenced by bonds, debentures, notes, mortgages or similar instruments or securities, (c) all obligations issued or assumed as the deferred and unpaid purchase price of property or services (excluding obligations of the Company and the Company Subsidiaries to creditors for inventory, services and supplies incurred in the ordinary course of business consistent with past practices), (d) all lease obligations capitalized on the books and records (as such would be accounted for on a balance sheet prepared in accordance with GAAP as GAAP is in effect on the date of this Agreement), (e) all reimbursement obligations in respect of letters of credit or performance bonds (excluding (i) letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business consistent with past practices, (ii) standby letters of credit relating to workers’ compensation insurance and surety bonds, (iii) surety bonds and customs bonds, and (iv) clearing house guarantees), (f) all net payment obligations under swap, derivative and hedging instruments and Contracts that would be payable upon termination thereof (assuming they were terminated on the date of determination), and (g) all guarantees and Contracts having the economic effect of a guarantee of any Indebtedness of any other Person, other than clearing house guarantees. Notwithstanding the foregoing, “Indebtedness” will not include intercompany indebtedness, obligations or liabilities between or among the Company and any wholly-owned Company Subsidiaries.

“Intellectual Property” means all of the following anywhere in the world and all legal rights, title or interest in, under or in respect of the following arising under Law, whether or not filed, perfected, registered or recorded and whether now or later existing, filed, issued or acquired, including all renewals (a) all patents and applications for patents (including all invention disclosures) and all related reissues, reexaminations, divisions, renewals, extensions, provisionals, continuations and continuations in part, (b) all copyrights, copyright registrations and copyright applications, and copyrightable works, (c) all trade dress and trade names, logos, internet addresses and domain names, trademarks and service marks and related registrations and applications, including any intent to use applications, supplemental registrations and any renewals or extensions, all other indicia of commercial source or origin and all goodwill associated with any of the foregoing, (d) all computer software (including source and object code), firmware, development tools, proprietary languages, algorithms, files, records, technical drawings and related documentation, data and manuals (collectively, “Software”), (e) all mask works, mask work registrations and mask work applications, (f) all inventions (whether patentable or unpatentable and whether or not reduced to practice), know how, technology, technical data, (g) all trade secrets, including trade secrets embodied in confidential business information, manufacturing and production processes and techniques, research and development information, financial, marketing and business data, pricing and cost information, business and marketing plans, advertising and promotional materials, customer, distributor, reseller and supplier lists and information, correspondence, records, and other documentation (collectively, “Trade Secrets”), (h) all databases and data collections, and (i) all other proprietary rights (including moral rights, rights related to social media accounts or information (including likes, subscribers or members), rights of personality, identity or privacy).

“Intellectual Property License Agreement” means a Contract granting or obtaining any right to use or practice any rights under any Intellectual Property to which the Company or any of the Company Subsidiaries is a party or otherwise bound (whether as grantor or grantee or recipient of such right or otherwise).

“Intervening Event” means a material positive Change with respect to the Company and the Company Subsidiaries or the business of the Company and the Company Subsidiaries, in each case taken as a whole, that (a) is unknown by the Board of Directors or executive management of the Company as of or prior to the date of this Agreement, (b) is not reasonably foreseeable as of the date of this Agreement and (c) first becomes known to the Board of Directors of the Company after the date of this Agreement and on or prior to the date of the Stockholder Approval; provided that none of the following will be deemed, either alone or in combination, to constitute or be deemed to contribute to, and none of the following will be taken into account in determining whether there has been, an Intervening Event: (i) the receipt by the Company of an Acquisition Proposal or a Superior Proposal or any inquiry, offer, request or proposal that would be reasonably expected to lead to an Acquisition Proposal or a Superior Proposal or the existence or terms of an Acquisition Proposal, or any inquiry, offer, request or proposal that would reasonably be expected to lead to an Acquisition Proposal or Superior Proposal, (ii) any increase or decrease in the trading price or trading volume of the Common Stock or any Equity Right relating to the Common Stock, or (iii) any action or inaction taken by any Party pursuant to the terms of this Agreement.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means the hardware, Software, data communications lines, network and telecommunications equipment, internet-related information technology architecture, wide area network and other information technology equipment owned, leased or licensed by the Company or any of the Company Subsidiaries.

“Knowledge” means, with respect to the Company, the actual knowledge of any of the individuals set forth in Section 1.1 of the Company Disclosure Letter, in each case with respect to the representations and warranties in the sections set forth opposite such individual’s name.

“Law” means any federal, state, local, municipal, non-U.S., international, multinational or other rule, regulation, statute, Order, ordinance, constitution, treaty, administrative interpretation, directive or code promulgated by any Governmental Authority, including any binding case law.

“Lease” means any lease, sublease, license, occupancy agreement or similar Contract relating to real property and any and all amendments, renewals, extensions or other modifications thereto.

“Leased Real Property” means real property and any improvements and fixtures located thereon or attached thereto in which the Company or any of the Company Subsidiaries has acquired interests pursuant to any Lease.

“Lien” means any mortgage, claim, pledge, hypothecation, encumbrance, lien (statutory or other), servitude, easement, right of way, option, right of first offer or refusal or other charge or security interest of any kind or nature whatsoever (including any conditional sale or other title retention Contract).

“Material Adverse Effect” means, with respect to the Company, a Change that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, financial condition, operations or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that none of the following will be deemed, either alone or in combination, to constitute, and none of the following will be taken into account in determining whether there has been, a Material Adverse Effect: (a) any Change in general United States or global economic conditions, (b) any Change in regulatory, legislative or political conditions or the financial, credit, securities or other capital markets in the United States or any foreign jurisdiction, (c) any Change that is the result of conditions generally affecting the industries in which the Company and the Company Subsidiaries operate, (d) any Change that is the result of any decline in the market price, or Change in trading volume, of the Common Stock (it being understood that the facts or occurrences giving rise to or contributing to such decline or Change may, if not otherwise excluded by this definition, be deemed to constitute, or be taken into account in determining whether there has been or will be a Material Adverse Effect), (e) any Change that is the result of any failure, in and of itself, by the Company or the Company Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may, if not otherwise excluded, be deemed to constitute, or be taken into account in determining whether there has been or will be a Material Adverse Effect), (f) any Change resulting from the execution and delivery of this Agreement or the public announcement, consummation or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of the Company Subsidiaries with employees, labor unions, customers, suppliers or partners (it being understood that that the exception in this clause (f) will not apply to any representation or warranty of the Company in this Agreement if the primary purposes of such representation or warranty is to address the consequences of entering into this Agreement or consummating the Merger), (g) any Change resulting from any Proceeding brought by any one or more stockholders of the Company (on their own behalf or on behalf of the Company, including any class action) against the Company or its directors arising out the

Merger or otherwise in connection with the transactions contemplated by this Agreement, (h) any Change resulting from any action taken by the Company or any Company Subsidiary that is required by this Agreement or any action taken at the written request of Parent, (i) any hurricane, tornado, flood, earthquake, tsunami, volcanic eruption or other natural disaster occurring after the date of this Agreement, (j) geopolitical conditions, the outbreak of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such conditions, hostilities, acts of war, sabotage or terrorism occurring after the date of this Agreement, (k) any Change occurring after the date of this Agreement in applicable Law, including any Tax or trade policy, or GAAP (or authoritative interpretations thereof), (l) any adverse Change to the Company’s credit ratings (it being understood that the facts or occurrences giving rise to or contributing to such adverse Change may, if not otherwise excluded by this definition, be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect) or (m) any item set forth in Section 1.1 of the Company Disclosure Letter, except (A) in the case of each of clauses (a), (b), (c) (i), (j) and (k), to the extent that any such Change has occurred that has a disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Company and the Company Subsidiaries operate (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Material Adverse Effect) or (B) in the case of clause (i), to the extent that any such Change relates primarily only to, or has an effect primarily relating to, the Company and the Company Subsidiaries.

“Multiemployer Plan” means any plan or Contract that is a multiemployer plan within the meaning of Sections 3(37) or 4001(a)(3) of ERISA.

“NYSE” means the New York Stock Exchange, Inc.

“Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal issued by a Governmental Authority.

“Owned Intellectual Property” means any Intellectual Property that is owned by the Company or any of the Company Subsidiaries.

“Owned Real Property” means real property, together with all improvements and fixtures located thereon or attached thereto, owned by the Company or any Company Subsidiary, including all easements, licenses, rights and appurtenances relating to the foregoing.

“Parent Confidential Information” means all proprietary, technical, economic, environmental, operational, financial or other business information or material, data, reports, interpretations, forecasts and business plans, in written, oral (including by recording), electronic or visual form, in the possession of, or which has been disclosed to, whether prior to or following the date of this Agreement, the Company or its Affiliates or their respective Representatives by Parent or its Affiliates or Representatives, except, in each case, to the extent that such information can be shown to have been (a) in the public domain (other than as a result of a disclosure by the Company or its Affiliates or Representatives), (b) available to the Company or its Affiliates or Representatives on a non-confidential basis from a source other than Parent or its Affiliates or Representatives without, to such Person’s knowledge after reasonable inquiry, being subject to any contractual or other obligation of confidentiality to Parent or its Affiliates or Representatives or (c) independently developed by the Company or its Affiliates or Representations or on their behalf without reference to, incorporation of or other use of any such information or otherwise violating the obligations of the Company under this Agreement.

“Parent Confidentiality Agreement” means the letter agreement dated as of May 24, 2018 between the Company and Parent.

“Permit” means any permit, license, variance, exemption, qualification, registration, franchise, filing, license, certificate, consent, approval or authorization issued or granted by or filed or made with any Governmental Authority.

“Permitted Lien” means any (a) Lien for Taxes not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the Financial Statements, as applicable, (b) carrier’s, warehousemen’s, mechanic’s, materialmen’s, repairmen’s or other similar Lien incurred in the ordinary course of business consistent with past practices, (c) pledge or deposit in connection with workers’ compensation, unemployment insurance and other social security legislation, (d) pledges and deposits to secure performance of bids, trade contracts, leases, tenders, statutory obligations, surety, stay, customs and appeal bonds, performance bonds and other similar obligations, in the ordinary course of business, (e) customary rights of setoff, revocation, refund or chargeback under banking, cash management, credit card and similar arrangements, (f) inchoate Lien arising under operation of Law, (g) Lien comprising a deposit required by the insurance regulatory authority of any applicable jurisdiction, (h) Lien representing any interest of a licensee, licensor, lessee, lessor, sublicensee, sublicensors, sublessee or sublessor under any license, lease, sublease or sublicense (including any Lease), (i) Lien in favor of customs and revenue authorities that secure payment of custom or import duties with respect to the assets being so imported and in respect of which such duties are owing, (j) easement, right-of-way, restriction, covenant, condition, encroachment, defect, and irregularity of title and other similar encumbrance, which, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect, (k) Lien permitted under any Lease and any ancillary documents thereto, (l) Lien that affects the underlying fee interest of Leased Real Property, (m) zoning, building code, entitlement and other land use or environmental regulation that is not violated by the current use or occupancy of Owned Real Property, (n) matter and exception set forth in any title policies or surveys made available to Parent, or (o) Lien of public record, in the case of each of clauses (m), (n) and (o), that does not secure Indebtedness and that does not materially adversely affect the continued use of the property to which it relates or the conduct of business currently conducted thereon.

“Person” means an individual, corporation, limited liability company, general or limited partnership, association, trust, unincorporated organization, Governmental Authority, other entity or group (as defined in the Exchange Act).

“Personal Data” means information that can be used to distinguish or trace an individual’s identity, either alone or when combined with other personal or identifying information, and that is linked or linkable to a specific individual.

“Preferred Stock” means the Preferred Stock, par value $1.00 per share, of the Company.

“Proceeding” means any action, demand, suit, claim, litigation, arbitration, investigation, audit, examination, charge, complaint, review, controversy or other proceeding, whether civil or criminal, at law or in equity, by or before any Governmental Authority, Taxing Authority or arbitrator.

“Protective Provisions” means the provisions of Article Thirteenth of the Restated Certificate of Incorporation of the Company.

“Release” means any releasing, disposing, discharging, injecting, spilling, leaking, leaching, pumping, dumping, emitting, escaping, emptying, seeping, dispersal and migration, including the moving of any materials through, into or upon, any land, soil, surface water, groundwater or air, or otherwise entering into the environment.

“Representative” means, with respect to any Person, any director, officer, employee, accountant, auditor, legal counsel, financial advisor, consultant, Financing Source or other advisor or representative of such Person.

“Rights Plan” means the Rights Agreement, dated as of December 21, 2006, as amended, between the Company and Computershare Trust Company, N.A., as rights agent (successor rights agent to Computershare Investor Services, LLC).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means, with respect to any Person, any class or series of common stock, preferred stock, membership interest and any other equity securities or capital stock of such Person, however described and whether voting or non-voting.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Significant Company Subsidiary” means any Company Subsidiary that the Company is required to disclose pursuant to Regulation S-X promulgated by the SEC as of the date hereof.

“Special Dividend” means a cash dividend of $0.50 per share payable promptly following certification of the results of the Stockholders Meeting to all holders of record of Common Stock as of the close of business on the record date for the Stockholders Meeting if, and only in the event that, the Stockholder Approval is received.

“Stock Plans” means the Company Long-Term Incentive Plan, as amended and restated, the Company 2016 Long-Term Incentive Plan, the Company Stock Compensation program for Non-Employee Directors (as amended and restated effective as of January 1, 2005), and the Company Deferred Compensation Program for Non-Employee Directors, each as amended from time to time.

“Subsidiary” means, when used with respect to any Person, any other Person, whether incorporated or unincorporated, of which (a) more than 50 percent of the Securities or (b) Securities having by their terms ordinary voting power to elect more than 50 percent of the members of the Board of Directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries. For purposes of this Agreement, neither of the UBBP Companies will be considered a “Subsidiary” of the Company or the Company Subsidiaries.

“Superior Proposal” means a bona fide written Acquisition Proposal that has not been withdrawn and that did not result from a breach of the provisions of Section 6.5 that (a) if consummated, would result in any third Person (or in the case of a direct merger between such third Person and the Company, the stockholders of such third Person) acquiring, directly or indirectly, more than 80 percent of the voting power of the outstanding Common Stock or all or substantially all of the assets of the Company and the Company Subsidiaries, taken as a whole, (b) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal, including all conditions contained therein, the nature of the consideration offered, and the identity of the Person making such Acquisition Proposal and (c) the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel and financial advisors of nationally recognized reputation (taking into account the items identified in the foregoing clause (b) and any changes to this Agreement proposed by Parent in response to an Acquisition Proposal), is more favorable from a financial point of view to the stockholders of the Company than the transactions contemplated by this Agreement.

“Tax” means any (a) federal, state, local, non-U.S. or other tax, charge, fee, duty (including customs duty), levy or assessment, including any income, gross receipts, net proceeds, alternative or add-on minimum, corporation, ad valorem, turnover, real property, personal property (tangible or intangible), sales, use, franchise, excise, value added, goods and services, consumption, stamp, leasing, lease, user, transfer, fuel, excess profits, profits, occupational, premium, interest equalization, windfall profits, severance, license, registration, payroll, environmental, capital stock, capital duty, disability, estimated, gains, wealth, welfare, employee’s income withholding, other withholding, unemployment or social security or other tax of whatever kind that is imposed by any Governmental Authority and (b) interest, fines, penalties or additions resulting from, attributable to, or incurred in connection with any items described in clause (a).

“Tax Return” means any report, return, filing, declaration, claim for refund, or information return or statement in connection with the determination, assessment, collection or imposition of any Taxes or otherwise related to Taxes, including any schedule or attachment, and including any amendment thereof.

“Taxing Authority” means, with respect to any Tax, the Governmental Authority that imposes such Tax or that has the power, duty or obligation or is otherwise responsible for Tax Returns and the agency, if any, charged with the collection, monitoring or other supervision of such Tax for such Governmental Authority.

“Treasury Regulations” means the United States Treasury Regulations.

“UBBP Business” means the business conducted by the UBBP Companies.

“UBBP Companies” means USG Boral Building Products Pte Limited and USG Boral Building Products Pty Limited.

“UBBP Contracts” means any Contract between the Company or any Company Subsidiary, on the one hand, and any UBBP Company or any Subsidiary of a UBBP Company, on the other hand, relating to the UBBP Business.

“UBBP Shareholders Agreement” means the Shareholders Agreement dated as of February 28, 2014, by and among the Company, USG Netherlands Global Holdings B.V., Boral International Pty Limited, Boral Building Materials Pty Limited, Boral Limited and the UBBP Companies.

Section 1.2 Additional Defined Terms. For purposes of this Agreement, the following terms have the meanings specified in the indicated Section of this Agreement.

Defined Term	Section
Agreement	Preamble
Alternative Financing	Section 7.8(d)
Antitrust Approvals	Section 7.1(a)
Book-Entry Shares	Section 2.6(f)
C&G	Section 5.2(b)

Certificate	Section 2.6(f)
Certificate of Merger	Section 2.3
Change in Recommendation	Section 6.3(b)
Closing	Section 2.2
Closing Date	Section 2.2
Company	Preamble
Company Contracts	Section 4.18(b)
Company Credit Agreement	Section 5.5(a)
Company Disclosure Letter	Article IV
Company Financial Advisors	Section 4.24
Company DSU Award	Section 2.7(d)
Company MSU Award	Section 2.7(c)
Company Option	Section 2.7(a)
Company PS Award	Section 2.7(c)
Company RSU Award	Section 2.7(b)
Company Stock-Based Award Consideration	Section 2.7(c)
Company Stock-Based Awards	Section 2.7(f)
Company Subsidiary	Section 4.2(a)
Continuation Period	Section 7.2(a)
Continuing Employees	Section 7.2(a)
Continuing Shares	Section 2.6(d)
D&O Insurance	Section 7.4(a)
Debt Commitment Letter	Section 5.5(a)
Debt Financing	Section 5.5(a)
Debt Offer Documents	Section 6.12(b)
Debt Offers	Section 6.12(a)
Debt Payoff Deferred Stock Units	Section 6.12(a) Section 2.7(d)
Director Deferred Compensation Program	Section 2.7(d)
Dissenting Shares	Section 2.6(c)
DOJ	Section 7.1(b)
DSU Consideration	Section 2.7(d)
End Date	Section 9.1(b)
Effective Time	Section 2.3
Excluded Shares	Section 2.6(b)
FTC	Section 7.1(b)
GAAP	Section 4.7(b)
General Enforceability Exceptions	Section 4.4(a)
Indemnified Persons	Section 7.4(a)
Maximum Annual Premium	Section 7.4(a)
Merger	Recitals
Merger Consideration	Section 2.6(a)
Merger Sub	Preamble
Option Consideration	Section 2.7(a)
Parent	Preamble
Parent Disclosure Letter	Article V
Parent Financial Statements	Section 5.6
Party	Preamble
Paying Agent	Section 3.1(a)
Payment Fund	Section 3.1(a)
Performance Award Consideration	Section 2.7(c)

Per Share Merger Consideration	Section 2.6(a)
Plan	Section 4.17(d)
Post-Closing Plans	Section 7.2(b)
Proxy Statement	Section 6.2(a)
Recommendation	Section 4.4(b)
Required Payments	Section 5.5(a)
Restraints	Section 8.1(c)
RSU Consideration	Section 2.7(b)
SEC Documents Software	Section 4.7(a) Section 1.1
Stockholder Approval	Section 4.4(c)
Stockholders Meeting	Section 6.3(a)
Surviving Corporation	Section 2.1
Surviving Corporation Bylaws	Section 2.4
Surviving Corporation Certificate of Incorporation	Section 2.4
Termination Fee	Section 9.3(a)
Third Party Intellectual Property Trade Secrets	Section 4.16(a) Section 1.1
Voting Agreement	Recitals

Section 1.3 Interpretation. The language in this Agreement is to be construed in all cases according to its plain meaning. Parent, Merger Sub and the Company acknowledge and agree that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party or the Party in favor of which a clause has been drafted or in favor of the Party who has committed itself in a clause, is not to be employed in the interpretation of this Agreement. Whenever used herein, the words “include,” “includes” and “including” mean “include, without limitation,” “includes, without limitation” and “including, without limitation,” respectively. The masculine, feminine or neuter gender and the singular or plural number are each deemed to include the other whenever the context so indicates. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. The word “days” means calendar days unless otherwise specified. Time periods within or following which any payment is to be made or act is to be done will, unless expressly indicated otherwise, be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole (including any Exhibits, Schedules and the Parties’ disclosure letters) and not to any particular provision of this Agreement, and all Article, Section, Exhibit and Schedule references are to this Agreement unless otherwise specified. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Any reference to a statute, rule or regulation is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date. The table of contents and headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement. The Company Disclosure Letter and the Parent Disclosure Letter, as well as all other schedules and exhibits hereto, will be deemed part of this Agreement and included in any reference to this Agreement. Whenever this Agreement provides that documents have been “made available” to Parent, Merger Sub or their Representatives, such documents must have been (a) posted prior to the date of this Agreement in a complete and unredacted form (other than any UBBP Contracts or documents containing any JV Information or Shareholder Information (as such terms are defined in the UBBP Shareholders Agreement)) in the electronic data room entitled “Project Update” maintained at

Intralinks or in the electronic data room entitled “Project Update – Clean Room” maintained at Intralinks, in each case, to which Parent, Merger Sub or their Representatives have been granted access by the Company or (b) filed in a complete and unredacted form (other than any UBBP Contracts or documents containing any JV Information or Shareholder Information (as such terms are defined in the UBBP Shareholders Agreement)) at least two Business Days prior to the date of this Agreement as exhibits to the SEC Documents and publicly available on the internet website of the SEC.

ARTICLE II

THE MERGER AND CERTAIN RELATED MATTERS

Section 2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, Merger Sub will be merged with and into the Company and the separate existence of Merger Sub will cease. The Company will continue as the surviving corporation in the Merger (as such, the “Surviving Corporation”) as a wholly-owned Subsidiary of Parent. At the Effective Time, the effects of the Merger will be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place at the offices of Baker & McKenzie, LLP, 300 East Randolph Street, Chicago, Illinois 60601, at 10:00 a.m., local time, on the second Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) or at such other place, time and date as Parent and the Company may agree in writing. The date on which the Closing actually occurs is referred to herein as the “Closing Date.”

Section 2.3 Effective Time. Subject to the provisions of this Agreement, on the Closing Date, Parent and the Company will file a certificate of merger as contemplated by the DGCL (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the DGCL. The Merger will become effective at such time as the Certificate of Merger is duly filed with such Secretary of State of the State of Delaware on the Closing Date, or at such later time as Parent and the Company may agree and specify in the Certificate of Merger. As used in this Agreement, the “Effective Time” means the time at which the Merger becomes effective.

Section 2.4 Surviving Corporation Constituent Documents. At the Effective Time, (a) the certificate of incorporation of the Surviving Corporation will be amended and restated to read in its entirety as set forth in Exhibit B (the “Surviving Corporation Certificate of Incorporation”), and as so amended and restated, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and the DGCL and (b) the bylaws of the Surviving Corporation will be amended and restated to read in their entirety as set forth in Exhibit C (the “Surviving Corporation Bylaws”), and as so amended and restated, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the terms of the Surviving Corporation Certificate of Incorporation and the DGCL.

Section 2.5 Surviving Corporation Directors and Officers.

(a) The directors of Merger Sub in office immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Certificate of Incorporation and the Surviving Corporation Bylaws or otherwise as provided by applicable Law.

(b) The officers of the Company in office immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office from the Effective Time until their respective successors are duly elected and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Certificate of Incorporation and Surviving Corporation Bylaws or otherwise as provided by applicable Law.

Section 2.6 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:

(a) Each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Excluded Shares, Dissenting Shares and Continuing Shares) will be converted into and will thereafter represent the right to receive $43.50 in cash, without interest (the “Per Share Merger Consideration” and in the aggregate for all such shares of Common Stock, the “Merger Consideration”).

(b) Each share of Common Stock owned by the Company or its direct or indirect wholly-owned Subsidiaries immediately prior to the Effective Time (“Excluded Shares”) will be canceled and will cease to exist and no consideration will be paid or delivered in exchange therefor.

(c) Notwithstanding any provision of this Agreement to the contrary, if and to the extent required by the DGCL, shares of Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of Common Stock who are entitled to appraisal rights under Section 262 of the DGCL and who have properly demanded appraisal in accordance with Section 262 of the DGCL (and who have not failed to perfect or otherwise effectively withdraw or lost the right to appraisal) (“Dissenting Shares”) will not be converted into or represent the right to receive the Per Share Merger Consideration, and holders of such Dissenting Shares will be entitled to only such appraisal rights as are granted by Section 262 of the DGCL. If any such holder fails to perfect or effectively withdraws or loses such right, each such Dissenting Share will thereupon be treated as if it had been converted into and become exchangeable for, at the Effective Time, the right to receive the Per Share Merger Consideration in accordance with this Agreement and will not thereafter be deemed to be a Dissenting Share. The Company will give Parent reasonably prompt notice of any written demands received by the Company for appraisal of Dissenting Shares, withdrawals of such demands and any other demands, notices or instruments served pursuant to the DGCL which are received by the Company relating to such demands and Parent will have the right to participate in the negotiations and proceedings with respect to such demands, notices or instruments. The Company will not, except with the prior written consent of Parent, make any payment with respect to any appraisal demand, notice or instrument or offer to settle or settle any such demand, notice or instrument, and Parent will not commit to make any such payment or enter into any such settlement prior to the Effective Time without the prior written consent of the Company.

(d) Each share of Common Stock Beneficially Owned by Parent or its direct or indirect wholly-owned Subsidiaries immediately prior to the Effective Time (“Continuing Shares”) and each share of Merger Sub owned by Parent or its direct or indirect wholly-owned Subsidiaries immediately prior to the Effective Time will continue as one fully paid and non-assessable share of Common Stock, par value $0.10 per share, of the Company as the Surviving Corporation.

(e) If after the date of this Agreement and prior to the Effective Time, the Company pays a dividend in, splits, combines into a smaller number of shares, or issues by reclassification any shares of Common Stock (or undertakes any similar act), then the Per Share Merger Consideration will be appropriately adjusted to provide to the holders of the Common Stock the same economic effect as contemplated by this Agreement prior to such action, and as so adjusted will, from and after the date of such event, be the Per Share Merger Consideration, subject to further adjustment in accordance with this provision.

(f) From and after the Effective Time, the shares of Common Stock converted into the Merger Consideration pursuant to this Section 2.6 will no longer remain outstanding and will automatically be cancelled and will cease to exist, and each holder of a certificate (a “Certificate”) previously representing certificated shares of Common Stock or shares of Common Stock that are in non-certificated book-entry form (“Book-Entry Shares”) will thereafter cease to have any rights with respect to such Common Stock except the right to receive the Merger Consideration and any dividends or other distributions as provided in Section 3.1(e).

Section 2.7 Treatment of Equity Compensation Awards.

(a) At the Effective Time, each stock option granted by the Company to purchase shares of Common Stock (a “Company Option”) that is outstanding as of the Effective Time, whether vested or unvested, will immediately vest, if unvested, and be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but no later than 15 calendar days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) with respect thereto equal to the product of (i) the number of shares of Common Stock subject to such Company Option as of the Effective Time and (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per share of Common Stock subject to such Company Option as of the Effective Time (the “Option Consideration”). Any Company Option with an exercise price equal to or in excess of the Per Share Merger Consideration will be cancelled by virtue of the Merger without any action on the part of the holder thereof and without any payment to the holder thereof.

(b) At the Effective Time, each time-vesting restricted stock unit award granted by the Company in respect of shares of Common Stock (a “Company RSU Award”) that is outstanding as of the Effective Time will immediately vest and be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but no later than 15 calendar days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) with respect thereto equal to the product of (i) the number of shares of Common Stock subject to such Company RSU Award as of the Effective Time and (ii) the Per Share Merger Consideration (the “RSU Consideration”); provided that to the extent that any such Company RSU Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment will be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(c) At the Effective Time, each Market Share Units award granted by the Company in respect of shares of Common Stock (a “Company MSU Award”) and each Performance Shares award (a “Company PS Award”) that is outstanding as of the Effective Time will be cancelled by virtue of the Merger and without any action on the part of the holder thereof, in consideration for the right to receive, as promptly as practicable (but no later than 15 calendar days) following the Effective Time, a cash payment (without interest and less applicable withholding Taxes) with respect thereto equal to the product of (i) the number of shares of Common Stock subject to such Company MSU Award or Company PS

Award as of the Effective Time (with such number of shares determined, in accordance with the applicable award terms, by calculating the actual level of achievement of the applicable performance goals as of the Effective Time) and (ii) the Per Share Merger Consideration (the “Performance Award Consideration” and, together with the RSU Consideration and the DSU Consideration, the “Company Stock-Based Award Consideration”); provided that to the extent that any such Company MSU Award or Company PS Award constitutes nonqualified deferred compensation subject to Section 409A of the Code, such cash payment will be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(d) All compensation deferred as Deferred Stock Units (“Company DSU Award”) prior to the Effective Time in notional accounts pursuant to the Company Stock Compensation Program for Non-Employee Directors (as amended and restated effective as of January 1, 2005) and the Company Deferred Compensation Program for Non-Employee Directors, as amended from time to time (the “Director Deferred Compensation Program”), by non-employee directors who will experience a “separation from service” under Section 409A of the Code as of the Effective Time, will, as of the Effective Time, be cancelled and converted into a right of the holder to receive an amount denominated in cash equal to the product of (i) the number of shares of Common Stock deemed invested under or otherwise referenced by the notional account immediately before the Effective Time and (ii) the Per Share Merger Consideration (the “DSU Consideration”), and will cease to represent a right to receive a number of shares of Common Stock or cash equal to or based on the value of a number of shares of Common Stock; provided that (A) to the extent that any such non-employee director is a “specified employee” under Section 409A of the Code or (B) such non-employee director does not have a “separation from service” upon the Effective Time, such cash payment will be paid in accordance with the applicable award’s terms and at the earliest time permitted under the terms of such award that will not result in the application of a tax or penalty under Section 409A of the Code.

(e) Neither Parent nor any of its Subsidiaries will assume any of the Equity Rights described in this Section 2.7. Prior to the Effective Time, the Company, the Board of Directors of the Company or the Compensation and Organization Committee of the Board of Directors of the Company, as applicable, will adopt any resolutions that are necessary to effectuate the provisions of this Section 2.7.

(f) At or prior to the Closing, Parent will deposit (or cause to be deposited) with the Company, by wire transfer of immediately available funds, the aggregate of (i) Company Stock-Based Award Consideration owed to all holders of Company RSU Awards, Company MSU Awards, Company PS Awards and Company DSU Awards (collectively, the “Company Stock Based Awards”) and (ii) Option Consideration owed to all holders of Company Options. Except as set forth in Section 2.7 of the Company Disclosure Letter, as promptly as practicable (but, subject to compliance with Section 409A of the Code, no later than 15 calendar days) following the Effective Time, the applicable holders of Company Stock Based Awards and Company Options will receive a payment from the Company or the Surviving Corporation, through its payroll system or payroll provider, of all amounts required to be paid to such holders in respect of Company Stock Based Awards or Company Options that are cancelled and converted into cash pursuant to this Section 2.7. Notwithstanding the foregoing, if any payment owed to a holder of Company Stock Based Awards or Company Options pursuant to this Section 2.7 cannot be made through the Company or the Surviving Corporation’s payroll system or payroll provider (including because the holder is a non-employee director), then the Surviving Corporation will deliver such payment either by check or wire transfer of immediately available funds to such holder, with any check or wire transfer being sent to such holder promptly following the Effective Time (but, subject to compliance with Section 409A of the Code, in no event more than 15 calendar days thereafter). All payments made pursuant to this Section 2.7(f) will be without interest and less any applicable withholding Taxes and will be subject to compliance with Section 409A of the Code.

Section 2.8 Further Assurances. After the Effective Time, the directors and officers of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE III

PAYMENT FOR SHARES

Section 3.1 Surrender and Payment.

(a) Prior to the Effective Time, Parent will enter into an agreement with a United States bank or trust company approved by the Company (such approval not to be unreasonably withheld, conditioned or delayed) to act as a payment agent (the “Paying Agent”) for holders of shares of Common Stock in connection with the transactions contemplated by this Agreement. The Paying Agent agreement pursuant to which Parent will appoint the Paying Agent will be in a form and substance reasonably acceptable to the Company. At the Effective Time, Parent will deposit, or cause to be deposited, in trust with the Paying Agent in a separate account for the benefit of holders of shares of Common Stock, cash in United States dollars sufficient to pay the Merger Consideration in exchange for all of the shares of Common Stock outstanding immediately prior to the Effective Time (other than the Excluded Shares, Dissenting Shares and Continuing Shares), payable upon due surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares pursuant to the provisions of this Article III (such cash being referred to as the “Payment Fund”). If the Payment Fund is insufficient to make the payments contemplated by Section 2.6(a), Parent will, or will cause the Merger Sub or the Surviving Corporation to, promptly deposit additional funds with the Paying Agent in an amount sufficient to make such payments. The Payment Fund will not be used for any purpose other than as expressly provided for in this Agreement.

(b) As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, the Surviving Corporation will instruct the Paying Agent to mail to each holder of record of shares of Common Stock converted into the right to receive the portion of the Merger Consideration payable in respect thereof pursuant to Section 2.6 (i) a letter of transmittal, which will specify that delivery will be effected, and risk of loss and title will pass, only upon delivery of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares to the Paying Agent and will be in such form and have such other provisions as Parent and the Company may mutually agree and (ii) instructions for use in effecting the surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares in exchange for the portion of the Merger Consideration payable in respect thereof.

(c) Upon surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares to the Paying Agent together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares will be entitled to receive from the Payment Fund in exchange therefor an amount in cash equal to the product of (i) the number of shares represented by such holder’s properly surrendered Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares and (ii) the Per Share Merger Consideration (less any applicable withholding Taxes). No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 3.2) or Book-Entry Shares.

(d) If any payment is to be made to a Person other than the Person in whose name a surrendered Certificate or Book-Entry Shares is registered, it will be a condition of such payment that the Person requesting such payment will pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or Book-Entry Shares or will establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name a surrendered Certificate or Book-Entry Shares is registered, it will be a condition to the registration thereof that the surrendered Certificate or Book-Entry Shares will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration will pay to the Paying Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate or Book-Entry Shares or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable.

(e) After the Effective Time, there will be no further registration of transfers of shares of Common Stock outstanding prior to the Effective Time other than as provided for in Section 2.6(d). From and after the Effective Time, the holders of Certificates and Book-Entry Shares outstanding immediately prior to the Effective Time will cease to have any rights with respect to such shares of Common Stock except as otherwise provided in this Agreement or by applicable Law. Notwithstanding anything to the contrary contained in this Agreement, the Surviving Corporation will be obligated to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company with respect to shares of Common Stock prior to the date of this Agreement and which remain unpaid at the Effective Time.

(f) Any portion of the Payment Fund that remains unclaimed by the holders of shares of Common Stock one year after the Effective Time will be returned to the Surviving Corporation, upon demand, and any such holder who has not exchanged such holder’s shares of Common Stock for the Per Share Merger Consideration in accordance with this Article III prior to that time will thereafter look only to the Surviving Corporation for delivery of the Per Share Merger Consideration in respect of such holder’s shares of Common Stock.

(g) Neither Parent, the Surviving Corporation nor the Paying Agent will be liable to any former holder of Common Stock for any portion of the Merger Consideration delivered to any Government Authority pursuant to any applicable abandoned property, escheat or similar Law. In the event any Certificate or Book-Entry Shares have not been surrendered prior to the date as of which the Merger Consideration payable in respect of such Certificate or Book-Entry Shares would escheat to or otherwise become the property of any Governmental Authority, Parent, the Surviving Corporation and the Paying Agent will comply with such Laws and the portion of the Merger Consideration otherwise payable upon the surrender of such Certificate or Book-Entry Shares will be treated for all purposes under this Agreement as having been paid to the holder of the shares of Common Stock represented by such Certificate or Book-Entry Shares.

(h) The Paying Agent will invest all cash included in the Payment Fund as directed by Parent; provided that any investment of such cash will be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $5 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument will have a maturity exceeding three months, and that no such investment or loss thereon will affect the amounts payable to holders of Certificates or Book-Entry Shares pursuant to this Article III. Any interest and other income resulting from such investments will become part of the Payment Fund, and any amount in excess of the amounts payable under Section 3.1(a) will be promptly returned to Parent or the Surviving Corporation, as requested by Parent. To the extent that there are losses with respect to such investments, or the Payment Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, Parent will promptly replace or restore, or will promptly cause to be replaced or restored, the portion of the Payment Fund lost through investments or other events so as to ensure that the Payment Fund is, at all times, maintained at a level sufficient to make such payments.

Section 3.2 Lost, Stolen or Destroyed Certificates. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable and customary amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends or other distributions to which such holder is entitled to be paid in respect of the shares of Common Stock represented by such Certificate as contemplated by Article II and this Article III.

Section 3.3 Withholding Rights. Each of Parent, Merger Sub, the Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from the consideration otherwise payable to a holder of shares of Common Stock or Equity Rights pursuant to this Agreement such amounts as Parent, Merger Sub, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted or withheld and paid over to the applicable Governmental Authority or Taxing Authority, such deducted or withheld amounts will be treated for all purposes under this Agreement as having been paid to the holder of shares of Common Stock or Equity Rights in respect of which such deduction and withholding was made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as otherwise disclosed in (a) the SEC Documents filed and publicly available on the internet website of the SEC at least two Business Days prior to the date of this Agreement (excluding any redacted information, any disclosure set forth in any exhibits to such SEC Documents, the “Risk Factors” and “Forward-Looking Statements” sections of such SEC Documents and any other disclosures in such SEC Documents that are non-specific, cautionary, predictive or forward-looking in nature, but in each case only to the extent that the relevance of such disclosures to the applicable subject matter is reasonably apparent on its face, or (b) the letter (the “Company Disclosure Letter”) delivered to Parent by the Company prior to the execution of this Agreement (it being understood that any information contained therein will qualify and apply to the representations and warranties in this Article IV to which the information is specifically stated as referring to and will qualify and apply to other representations and warranties in this Article IV only to the extent that it is reasonably apparent on its face that such disclosure also qualifies or is applicable to such other sections), except that no information set forth in the SEC Documents will qualify or apply to the representations and warranties set forth in Section 4.3, Section 4.4, Section 4.6, Section 4.24 or Section 4.25, the Company represents and warrants to Parent and Merger Sub as follows:

Section 4.1 Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company (a) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (b) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where failure to have such power and authority or to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect or prevent, materially impair, or materially delay the Company from consummating the Merger. The Company has made available to Parent accurate and complete copies of its Constituent Documents, as amended and in effect on the date of this Agreement.

Section 4.2 Subsidiaries.

(a) Each Subsidiary of the Company (individually, a “Company Subsidiary” and collectively, the “Company Subsidiaries”) is a corporation duly incorporated or a limited liability company, partnership or other entity duly organized and is validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation or organization, except where the failure to be so organized or existing would not, individually or in the aggregate, have a Material Adverse Effect. Each Company Subsidiary (i) has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted and (ii) is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it make such licensing or qualification necessary, except where failure to have such power and authority, or to be so licensed, qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect or prevent, materially impair, or materially delay the Company from consummating the Merger.

(b) The Company is, directly or indirectly, the record holder and Beneficial Owner of all of the outstanding Securities of each Company Subsidiary, free and clear of any Liens (other than Permitted Liens) and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities, other than limitations or restrictions on transfer arising under applicable securities Laws. All of the Securities so owned by the Company have been duly authorized and validly issued and are fully paid and nonassessable, and no such shares have been issued in violation of any preemptive or similar rights by which the Company or any Company Subsidiary is bound. Except for the Securities of the Company Subsidiaries, the Securities of each UBBP Company set forth in Section 4.22 of the Company Disclosure Letter, the Securities of any Subsidiary of the UBBP Companies, and short-term marketable Securities acquired in the ordinary course of business consistent with past practices, the Company does not own, directly or indirectly, any Securities or other ownership interests in any Person or any Indebtedness of any Person.

Section 4.3 Capitalization.

(a) The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock and 36,000,000 shares of Preferred Stock.

(b) At the close of business on June 7, 2018, 139,462,508 shares of Common Stock were issued and outstanding and no shares of Preferred Stock were issued and outstanding. Except as set forth in Section 4.3(c), as of June 7, 2018, no other Securities of the Company were issued, reserved for issuance or outstanding. All issued and outstanding shares of Common Stock have been, and all shares of Common Stock that may be issued pursuant to the exercise of outstanding Equity Rights will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and are subject to no preemptive or similar rights by which the Company or any Company Subsidiary is bound.

(c) Section 4.3(c)(i) of the Company Disclosure Letter sets forth the Equity Rights outstanding as of the close of business on June 7, 2018. All such Equity Rights were granted or awarded pursuant to and in accordance with the Stock Plans. Section 4.3(c)(ii) of the Company Disclosure Letter sets forth the number of shares of Common Stock authorized for issuance under each Stock Plan as of June 7, 2018. Section 4.3(c)(iii) of the Company Disclosure Letter sets forth an accurate and complete, in all material respects, pro-forma determination of the number of Company MSU Awards and Company PS Awards that would vest based upon the assumed level of performance and the Per Share Merger Consideration, in each case, as of the date and in the amounts specified therein. The Company has made available to Parent the forms of grant agreements related to each such award. No material changes have been made to such forms in connection with any award granted for the performance period or jurisdiction specified in such form, other than as set forth on Section 4.3(c)(iv) of the Company Disclosure Letter.

(d) There are no preemptive or similar rights on the part of any holder of any class of Securities of the Company or any Company Subsidiary. Neither the Company nor any Company Subsidiary has outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for Securities having the right to vote) with the holders of any class of Securities of the Company or any Company Subsidiary on any matter submitted to such holders of Securities. Except pursuant to this Agreement and as described in Section 4.3(c), there are no options, warrants, calls, rights, convertible or exchangeable securities, “phantom” stock rights, stock appreciation rights, stock-based performance units, Contracts or undertakings of any kind to which the Company or any Company Subsidiary is a party or by which any of them is bound (i) obligating the Company or any Company Subsidiary to issue, deliver, sell or transfer or repurchase, redeem or otherwise acquire, or cause to be issued, delivered, sold or transferred or repurchased, redeemed or otherwise acquired, any Securities of the Company or any Company Subsidiary, or any Security convertible or exercisable for or exchangeable into any Securities of the Company or any Company Subsidiary, (ii) obligating the Company or any Company Subsidiary to issue, grant, extend or enter into any such option, warrant, call, right, security, Contract or undertaking, or (iii) that give any Person the right to receive any economic benefit or right similar to or derived from the economic benefits and rights accruing to holders of Securities of the Company or any Company Subsidiary. There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Securities of the Company or any Company Subsidiary, including any Securities that may be issued pursuant to any employee stock option or other compensation plan or arrangement. There are no proxies, voting trusts or other Contracts to which the Company or any Company Subsidiary is a party or is bound with respect to the voting of the Securities of the Company or any Company Subsidiary or the registration of the Securities of the Company or the Company Subsidiaries under any United States or non-U.S. securities Law. None of the outstanding Securities of the Company Subsidiaries are subject to any right of first offer, right of first refusal, co-sale or participation right or other restriction on transfer pursuant to the Constituent Documents of such Company Subsidiary or any Contract to which such Company Subsidiary is a party or by which such Company Subsidiary, or its Securities, are otherwise bound.

Section 4.4 Authorization; Board Approval; Voting Requirements.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Stockholder Approval, to consummate the Merger and the other the transactions contemplated by this Agreement. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary for it to authorize this Agreement or to consummate the transactions contemplated by this Agreement, except for the Stockholder Approval and the filing of the Certificate of Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, is a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar Laws affecting creditors’ rights generally or (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought (the exceptions in clauses (i) and (ii), the “General Enforceability Exceptions”).

(b) The Board of Directors of the Company, at a meeting duly called and held, has duly and unanimously adopted resolutions (i) determining that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approving and declaring advisable this Agreement and the consummation by the Company of the transactions contemplated hereby, including the execution, delivery and performance of this Agreement, (iii) subject to Section 6.5, resolving to recommend the adoption of this Agreement and the transactions contemplated hereby by the stockholders of the Company (the “Recommendation”), and (iv) subject to Section 6.5, directing that this Agreement be submitted to the stockholders of the Company for adoption. As of the date of this Agreement, such resolutions have not been amended or withdrawn and remain in full force and effect.

(c) The adoption of this Agreement by the affirmative vote of holders of at least 80 percent of the outstanding shares of Common Stock (the “Stockholder Approval”) at the Stockholders Meeting, or any adjournment or postponement thereof, is the only vote or approval of the holders of any class or series of Securities of the Company necessary to adopt this Agreement.

Section 4.5 Consents and Approvals; No Violations.

(a) The execution and delivery of this Agreement by the Company does not and the consummation by the Company of the transactions contemplated by this Agreement will not (i) conflict with any provisions of the Constituent Documents of the Company or any Company Subsidiary (assuming that the Stockholder Approval is obtained), (ii) violate any Law or Order (assuming compliance with the matters set forth in Section 4.5(b) and that the Stockholder Approval is obtained), (iii) result, after the giving of notice, with lapse of time, or otherwise, in any violation, default or loss of a benefit to the Company or any Company Subsidiary under, or permit the acceleration or termination of any obligation of the Company or any Company Subsidiary under or require any consent of a third party under, any Company Contract, (iv) result in the creation or imposition of any Lien (other than Permitted Liens) upon any properties or assets of the Company or any Company Subsidiary, or (v) cause the suspension or revocation of any Permit of the Company or any Company Subsidiary, except, in the case of clauses (ii), (iii), (iv) and (v), any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect or prevent, materially impair or materially delay the Company from consummating the Merger.

(b) No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by the Company or any Company Subsidiary in connection with the execution or delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except for (i) compliance by the Company with the HSR Act and any required filings or notifications under any other applicable Competition Laws or Foreign Investment Law, in each case as set forth in Section 7.1(b) of the Company Disclosure Letter (assuming the accuracy of the information provided by Parent and its Representatives to the Company’s outside counsel), (ii) the matters set forth in Section 4.5(b) of the Company Disclosure Letter, (iii) the filing with the SEC of the Proxy Statement in accordance with Regulation 14A promulgated under the Exchange Act and such reports, forms and schedules under and such other compliance with the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement, (iv) the applicable notification requirements of NYSE, (v) the applicable requirements, if any, of the Exchange Act and state securities, takeover and “blue sky” Laws, (vi) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, and (vii) such other matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect or prevent, materially impair or materially delay the Company from consummating the Merger.

Section 4.6 Takeover Provisions; Rights Plan; Company Confidentiality Agreement.

(a) Assuming the accuracy of the representations and warranties in Section 5.8 and compliance by Parent with the covenants and agreements in Section 6.3(d), the Company has taken all necessary action to render the restrictions on business combinations contained in Section 203 of the DGCL inapplicable to this Agreement, the Voting Agreement, the Merger and the other transactions contemplated by this Agreement. Assuming the accuracy of the representations set forth in Section 5.8, no “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar anti-takeover statute or regulation is applicable to this Agreement, the Voting Agreement, the Merger or the other transactions contemplated by this Agreement.

(b) Assuming the accuracy of the representations and warranties in Section 5.8 and compliance by Parent with the covenants and agreements in Section 6.3(d), the Company has taken or caused to be taken all necessary action to amend or waive the provisions of the Rights Plan and the Protective Provisions in order to permit the approval, execution, delivery and performance of this Agreement and the Voting Agreement and to consummate the Merger and the other transactions contemplated by this Agreement on the Closing Date, in each case without causing the rights issued pursuant to the Rights Plan to be distributed or to become exercisable or breaching or violating the Protective Provisions.

(c) The Company has taken or caused to be taken all necessary action to release Parent and Merger Sub from the “standstill” provisions in the Company Confidentiality Agreement.

Section 4.7 SEC Reports; Financial Statements.

(a) The Company has timely filed or furnished, as applicable, all reports, schedules, forms, statements and other documents required to be filed or furnished by it with or to the SEC since January 1, 2016 (together with all exhibits, financial statements and schedules thereto and all information incorporated therein by reference, the “SEC Documents”). As of its respective date, or, if amended, as of the date of the last such amendment, each of the SEC Documents complied when filed or furnished (or, if applicable, when amended), and each SEC Document filed subsequent to the date of this Agreement (assuming, in the case of the Proxy Statement, that the representations and warranties set forth in Section 5.7 are true and correct) will comply, in all material respects with the requirements of the NYSE, the Exchange Act, the Sarbanes-Oxley Act and the Securities Act applicable to such SEC Documents and did not, and any SEC Documents filed with the SEC subsequent to the date of this Agreement will not, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is required to file or furnish any report, schedule, form, statement, prospectus, registration statement or other document with the SEC. The Company is, and since January 1, 2016 has been, in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(b) The Financial Statements, which have been derived from the books and records of the Company and the Company Subsidiaries, complied at the time they were filed in all material respects with the applicable accounting requirements and published rules and regulations of the SEC and have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) throughout the periods presented, except as otherwise noted therein and in the case of unaudited interim financial statements, as permitted by the rules and regulations of the SEC. The consolidated balance sheets (including the related notes and schedules) included in the Financial Statements present fairly, in all material respects, the financial position of the Company and the Company Subsidiaries as at the respective dates indicated, and the consolidated statements of income, comprehensive income, stockholders’ equity and cash flows (in each case including the related notes and schedules) included in such Financial Statements present fairly in all material respects the results of operations, comprehensive income, stockholders’ equity and cash flows of the Company and the Company Subsidiaries for the respective periods indicated; provided that the unaudited interim Financial Statements reflect adjustments that are of a normal recurring nature, necessary for the fair presentation of the Company and the Company Subsidiaries’ financial results for the interim period.

(c) Prior to the date of this Agreement, the Company has provided Parent or its Representatives with accurate and complete unredacted copies of all documents filed as exhibits to the SEC Documents subject to a request to the staff of the SEC for confidential treatment (other than any UBBP Contracts or documents containing any JV Information or Shareholder Information (as such terms are defined in the UBBP Shareholders Agreement)). The Company has not submitted any request for confidential treatment of documents filed as exhibits to the SEC Documents that as of the date of this Agreement is currently pending or that has otherwise not been acted upon by staff of the SEC. The Company has timely responded to all comment letters of the staff of the SEC relating to the SEC Documents, and the SEC has not asserted that any of such responses are inadequate, insufficient or otherwise non-responsive. None of the SEC Documents is, to the Knowledge of the Company, the subject of ongoing SEC review.

(d) From January 1, 2016 to the date of this Agreement, the Company has not received any notice from the SEC or any other Governmental Authority indicating that any of its accounting policies or practices are or may be the subject of any review, inquiry, investigation or challenge by the SEC or any other Governmental Authority.

Section 4.8 SEC Compliance Matters.

(a) The Company and its Subsidiaries have established and maintain “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e), as applicable, of the Exchange Act) that are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to the management of the Company, as appropriate, to allow timely decisions regarding required disclosure and to enable the Company’s principal executive officer and principal financial officer to make the certifications required under the Exchange Act with respect to such reports.

(b) The Company and its Subsidiaries have established and maintain a system of “internal control over financial reporting” (as defined in Rule Rules 13a-15(f) and 15d-15(f), as applicable, of the Exchange Act) effective to provide reasonable assurance regarding the preparation and fair presentation of the Company’s Financial Statements. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that receipts and expenditures of the Company are made only in accordance with the authorizations of the Company’s management and directors, (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (iv) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all applicable certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules or regulations promulgated by the SEC, the NYSE with respect to the SEC Documents, and the statements contained in such certifications are accurate and complete. For purposes of this Agreement, “principal executive officer” and “principal financial officer” have the meanings given to such terms in the Sarbanes-Oxley Act.

(d) Since January 1, 2016, none of the Company’s principal executive officer, principal financial officer, or members of the Audit Committee of the Board of Directors of the Company or, to the Knowledge of the Company, the outside auditors of the Company has received any oral or written notification of (i) any “significant deficiencies” or “material weaknesses” in the design or operation of internal control over financial reporting which could reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. For purposes of this Agreement, the terms “significant deficiency” and “material weakness” will have the meanings assigned to them in Appendix A of Auditing Standard 2201 of the Public Company Accounting Oversight Board, as in effect on the date of this Agreement. The Company’s outside auditors have confirmed to the Company in writing that they are independent registered certified public accountants as required by the Exchange Act and the rules of the Public Company Accounting Oversight Board.

(e) Since January 1, 2016, (i) neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral complaint, allegation, assertion or claim regarding any alleged material deficiencies in accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Company Subsidiary relating to periods after January 1, 2016 and (ii) no attorney representing the Company or any Company Subsidiary, whether or not employed by the Company or any Company Subsidiary, has reported evidence of a material violation of securities Laws, material breach of fiduciary duty or similar material violation by the Company or any of its directors, officers, employees or agents to the Board of Directors of the Company or any committee thereof or to the general counsel or chief executive officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(f) The Audit Committee of the Board of Directors of the Company has established “whistleblower” procedures that meet the requirements of Rule 10A-3 under the Exchange Act. Except for matters that are not material, neither the Company nor any Company Subsidiary has received any “complaints” (within the meaning of Rule 10A-3 under the Exchange Act) in respect of any accounting, internal accounting controls or auditing matters and, to the Company’s Knowledge, no complaint seeking relief under Section 806 of the Sarbanes-Oxley Act has been filed with the United States Secretary of Labor and no employee has threatened to file any such complaint.

Section 4.9 Absence of Undisclosed Liabilities. The Company and the Company Subsidiaries do not have any liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise, that would be required to be reflected or reserved for on a consolidated balance sheet of the Company prepared in accordance with GAAP or disclosed in the notes thereto, except for liabilities or obligations (a) disclosed or provided for in the Financial Statements or specifically disclosed in the notes thereto, (b) incurred or resulted in connection with the transactions contemplated by this Agreement, (c) incurred after December 31, 2017 in the ordinary course of business consistent with past practices or (d) that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.10 Absence of Certain Changes. Since December 31, 2017, (a) through the date of this Agreement, except as otherwise required or contemplated by this Agreement, the Company and the Company Subsidiaries have conducted their respective businesses in all material respects in the ordinary course of business consistent with past practice and (b) there have not been any Changes that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

Section 4.11 Litigation; Investigations. There is no Proceeding (whether at Law or in equity) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective directors or officers that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect or, as of the date of this Agreement, would reasonably be expected to prevent, materially impair or materially delay the Company from consummating the Merger. There is no Order outstanding against or, to the Knowledge of the Company, investigation by any Governmental Authority involving the Company or any Company Subsidiary or any of their respective directors or officers that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect or, as of the date of this Agreement, would reasonably be expected to prevent, materially impair or materially delay the Company from consummating the Merger. Since January 1, 2016, the Company has not conducted or caused to be conducted any internal investigation or inquiry (other than routine audits or examinations conducted by the Company’s internal audit function in the ordinary course of business) relating to the Company, any Company Subsidiary or any of their respective directors or officers that, individually or in the aggregate, relates to any matter reasonably believed by the Company, following the conclusion of such investigation, to be material to the Company and the Company Subsidiaries, taken as a whole.

Section 4.12 Compliance with Laws; Permits.

(a) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the Company and each of the Company Subsidiaries are and since January 1, 2016, have been, in compliance with all applicable Laws. Since January 1, 2016 neither the Company nor any of the Company Subsidiaries has received any written notice or, to the Company’s Knowledge, other communication from any Governmental Authority or any other Person regarding any actual or possible noncompliance with any Law, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect or prevent, materially impair or materially delay the Company from consummating the Merger.

(b) To the Knowledge of the Company, since January 1, 2016, neither the Company or any of the Company Subsidiaries nor any of its or their respective directors, managers, officers, employees, consultants, agents or other Representatives, has (with respect to directors, managers, officers, employees, consultants, agents or other Representatives, when acting for or on behalf of the Company or any of the Company Subsidiaries) violated or is in violation of the Foreign Corrupt Practices Act of 1977 or any other applicable Law of similar effect. Except as permitted by applicable Law, neither the Company nor any of the Company Subsidiaries has, at any time since January 1, 2016, engaged in the sale, purchase, import, export, re-export or transfer of products or services, either directly or, to the Knowledge of the

Company, indirectly, to or from Cuba, Iran, North Korea, Sudan or Syria. Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, all exports, re-exports, sales or transfers of products or services by the Company and the Company Subsidiaries have been effected in accordance with all applicable anti-corruption, export control, economic sanctions, and anti-boycott Laws of the United States or any other relevant jurisdiction.

(c) Each of the Company and the Company Subsidiaries hold all material Permits necessary for the lawful conduct of their respective businesses or ownership of their respective assets and properties, except where failure to hold such Permits, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Each of the Company and the Company Subsidiaries is in compliance with the terms of all such Permits, except where non-compliance, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect. Since January 1, 2016, neither the Company nor any of the Company Subsidiaries has received any written notice or, to the Company’s Knowledge, other communication from any Governmental Authority or any other Person regarding any actual or threatened revocation, withdrawal, suspension, cancellation, termination or material modification of any Permit, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.13 Taxes.

(a) The Company and each Company Subsidiary have (i) duly and timely filed (or there have been duly and timely filed on its behalf) with the appropriate Taxing Authorities all Tax Returns required to be filed by it in respect of any material Taxes, which Tax Returns were accurate and complete in all material respects, (ii) duly and timely paid in full (or the Company has paid on the Company Subsidiaries’ behalf) all material Taxes due and owing (whether or not shown on any Tax Return), (iii) established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable by the Company and each Company Subsidiary through the date of this Agreement and (iv) complied in all material respects with all Laws applicable to the withholding and payment over of Taxes and has timely withheld and paid over to Taxing Authorities all material amounts required to be so withheld and paid over.

(b) There is no Proceeding or request for information now pending, outstanding or, to the Knowledge of the Company, threatened (in writing or otherwise) against or with respect to the Company or any Company Subsidiary in respect of any material Taxes or material Tax Returns. There is no material deficiency with respect to any Taxes that has been proposed, asserted or assessed in writing against the Company or any Company Subsidiary.

(c) There are no material Tax sharing agreements, material Tax indemnity agreements or other similar Contracts with respect to or involving the Company or any Company Subsidiary (other than any such Contract solely between or among the Company and the Company Subsidiaries or a Contract entered into in the ordinary course of business and not primarily relating to Taxes).

(d) None of the Company or any Company Subsidiary has material liability for the Taxes of any Person (other than the Company or the Company Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), or as a transferee or successor or otherwise by operation of Law.

(e) None of the Company or any Company Subsidiary will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, or (iii) election made pursuant to Section 965(h) of the Code.

(f) No material claim has been made within the past five years by any Taxing Authority in a jurisdiction where the Company or any Company Subsidiary has not filed Tax Returns that it is or may be subject to taxation by that jurisdiction.

(g) There are no material Liens or other encumbrances for Taxes upon any property or assets of the Company or any Company Subsidiary, except for Permitted Liens.

(h) Neither the Company nor any Company Subsidiary has participated in a “reportable transaction” or “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(i) Neither the Company nor any Company Subsidiary has currently in effect any waiver of any statute of limitations in respect of Taxes or any agreement to any extension of time with regard to a material Tax assessment or deficiency (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course consistent with past practices), and no such waivers are pending.

(j) None of the Company or any Company Subsidiary has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date of this Agreement that was purported or intended to be governed by Section 355 or Section 361 of the Code (or any similar provision of state, local or non-U.S. Law).

(k) The Company is not, and has not been at any time within the last five years, a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code.

(l) Neither the Company nor any Company Subsidiary has experienced an “ownership change” within the meaning of Section 382 of the Code.

Section 4.14 Employee Benefit Plans and Related Matters; ERISA.

(a) With respect to each of the material Benefit Plans, the Company has made available to Parent accurate and complete copies of each of the following documents: (i) the current plan document for each such Benefit Plan (including all amendments thereto), or if there is no written plan document, a written description thereof, (ii) the most recent annual report and actuarial report, if required under ERISA or the Code or other applicable Law, (iii) the most recent summary plan description, together with each summary of material modifications, if required under ERISA, (iv) if the Benefit Plan is funded through a trust or any third party funding vehicle, the trust or other funding Contract (including all amendments thereto) and the latest financial statements with respect to the reporting period ended most recently preceding the date thereof, and (v) the most recent determination letter or opinion letter received from the IRS with respect to each Benefit Plan that is intended to be qualified under Section 401(a) of the Code. Section 4.14(a) of the Company Disclosure Letter contains an accurate and complete list of each material Benefit Plan in effect as of the date of this Agreement.

(b) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) no liability under Title IV of ERISA has been incurred by the Company or any ERISA Affiliate of the Company that has not been satisfied in full when due, and no condition exists that presents a risk to the Company or any ERISA Affiliate of the Company of incurring a liability under Title IV of ERISA or similar provisions of non-U.S. Law, (ii) no Benefit Plan subject to the minimum funding requirements of Section 302 of ERISA or any trust established thereunder has failed to meet such minimum funding standards (as described in Section 302 of ERISA), whether or not waived, as of the last day of the most recent fiscal year of such Benefit Plan ended prior to the date of this Agreement, and (iii) all contributions required to be made to any Benefit Plan by applicable Law and the terms of such Benefit Plan, and all premiums due or payable with respect to insurance policies funding any Benefit Plan, for any period through the Closing Date, have been timely made or paid in full, or, to the extent not required to be made or paid on or before the Closing Date, have been fully reflected in line items on the applicable financial statements of the Company or Company Subsidiary, as applicable. Neither the Company nor any ERISA Affiliate of the Company maintains or contributes to any Multiemployer Plan and neither the Company nor any ERISA Affiliate of the Company has incurred or has any reason to believe it has incurred or will incur any withdrawal liability under Title IV of ERISA. No Benefit Plan that is an “employee welfare benefit plan” under Section 3(2) of ERISA is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(c) Each Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter or opinion letter from the IRS, on which it can currently rely, as to its qualification and, to the Knowledge of the Company as of the date of this Agreement, no event has occurred that could reasonably be expected to result in disqualification of such Benefit Plan.

(d) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) each of the Benefit Plans has been maintained, operated and administered in all respects in accordance with its terms and all applicable Laws, including ERISA and the Code and (ii) no “disqualified person” as described in Section 4975 of the Code or “party in interest” as defined in Section 3(14) of ERISA has engaged in any prohibited transaction described in Section 406 of ERISA or Section 4975 of the Code involving the assets of any Benefit Plan for which an exemption is not available.

(e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former director, officer, employee or agent of the Company or any Company Subsidiary to any material severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or materially increase the amount of compensation due to any such current or former director, officer, employee or agent, (iii) cause the Company to transfer or set aside any assets to fund any benefits under any Benefit Plan, (iv) result in any “disqualified individual” receiving any “excess parachute payment” (each such term as defined in Section 280G of the Code), or (v) limit or restrict the right to amend, terminate or transfer the assets of any Benefit Plan on or following the Closing.

(f) No Benefit Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former directors, officers, employees or agents of the Company or any Company Subsidiary beyond their retirement or other termination of service, other than (i) coverage mandated solely by applicable Law, (ii) death benefits or retirement benefits under any “employee pension plan” (as defined in Section 3(2) of ERISA), (iii) deferred compensation benefits accrued as liabilities on the books of the Company or a Company Subsidiary, or (iv) benefits the full costs of which are borne by the current or former director, officer, employee or agent or his or her beneficiary.

(g) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, there are no pending or, to the Knowledge of the Company, threatened claims by or on behalf of any of the Benefit Plans, by any employee or beneficiary covered under any Benefit Plan or otherwise involving any Benefit Plan, and no audit or other Proceeding is pending or, to the Knowledge of the Company, threatened or anticipated.

(h) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, all Benefit Plans subject to the Laws of any jurisdiction outside of the United States (i) have been established, maintained and administered in accordance with all applicable Laws, (ii) if they are required to be registered have been registered and if they are intended to qualify for special tax treatment meet all requirements for such treatment, and (iii) if they are intended to be funded or book-reserved are fully funded or book-reserved, as appropriate, based upon reasonable actuarial assumptions and applicable Law.

(i) Since December 31, 2017 until the date of this Agreement, the Company has not granted any material increase (determined with reference to the compensation paid to the individuals involved) in, or accelerated the vesting or payment of, the compensation or benefits of any director, officer, employee or consultant of the Company or any Company Subsidiary, other than (i) as required by any Benefit Plan as currently in effect on the date of this Agreement or (ii) increases in base salaries and target bonuses to non-executive employees, non-executive officers and agents in the ordinary course of business consistent with past practice.

Section 4.15 Employees; Labor Matters.

(a) Except for matters that, individually or in the aggregate, have not and would not reasonably be expected to have a Material Adverse Effect, the Company and each Company Subsidiary have complied with all Laws relating to employment and labor, including provisions thereof relating to wages, hours, exempt status classification, independent contractor classification, payroll, equal opportunity, employment discrimination, disability and other human rights, plant closure or mass layoff issues, background screening, hiring, affirmative action, pay equity, leaves of absence, occupational health and safety, workers compensation/workplace safety and insurance, privacy, hazardous materials, immigration, termination and severance and collective bargaining.

(b) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, as of the date of this Agreement (i) there is no organizational effort currently being made or, to the Knowledge of the Company, threatened by or on behalf of any labor union, works council, employee committee or representative or other labor organization to organize any employees of the Company or any Company Subsidiary and (ii) to the Knowledge of the Company, no petition has been filed, nor has any Proceeding been instituted by any employee of the Company or any Company Subsidiary or group of employees of the Company or any Company Subsidiary with any labor relations board or commission seeking recognition of a collective bargaining or similar representative in the past three years. There is no labor union, works council, employee committee or representative or other labor organization representing employees of the Company or any Company Subsidiary which, pursuant to applicable Law or any applicable collective bargaining agreement or other Contract, must be notified, consulted or with which negotiations are required to be conducted in connection with the transactions contemplated by this Agreement.

(c) Except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, there is no pending or, to the Knowledge of the Company, threatened (i) strike, lockout, work stoppage, slowdown, picketing or material labor dispute with respect to or involving any employees of the Company or any Company Subsidiary, (ii) arbitration or grievance against the Company or any Company Subsidiary involving current or former employees of the Company or any Company Subsidiary, or (iii) litigation, administrative charge, agency audit or similar Proceeding against the Company or any Company Subsidiary involving current or former employees of the Company or any Company Subsidiary.

Section 4.16 Intellectual Property.

(a) Except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) the Company and the Company Subsidiaries are the owners of (with valid right, title and interest in), free and clear of all Liens (except Permitted Liens), and, to the Knowledge of the Company, have a valid right to use in their business as currently conducted, all items of Owned Intellectual Property and (ii) the Company and the Company Subsidiaries (A) to the Knowledge of the Company, have a valid right to use in their business as currently conducted all items of Intellectual Property that are not Owned Intellectual Property (“Third Party Intellectual Property”) and (B) have acted in accordance with any applicable Intellectual Property License Agreement.

(b) There are no pending or, to the Company’s Knowledge, threatened Proceedings before any court, agency, arbitral tribunal or registration authority in any jurisdiction alleging that the activities or conduct of the business of the Company and the Company Subsidiaries infringe upon, misappropriate, violate or constitute the unauthorized use of the Intellectual Property rights of any third party or challenging the Company’s ownership, use, rights, validity, enforceability or registrability of any Owned Intellectual Property, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(c) To the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries by the Company as currently conducted does not infringe upon or misappropriate (either directly or indirectly, such as through contributory infringement or inducement to infringe) any Intellectual Property rights of any other Person, and the Company or any of the Company Subsidiaries have not received any written notice or assertion of any such infringement or misappropriation, except where such infringement or misappropriation, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(d) Since January 1, 2016, no material Proceedings or other material adversarial claims have been brought or threatened against any third party by the Company or any of the Company Subsidiaries alleging misappropriation, infringement, dilution or violation of any Owned Intellectual Property.

(e) The Company and the Company Subsidiaries have taken reasonable measures to protect the confidentiality of their Trade Secrets. None of the material Trade Secrets of the Company and the Company Subsidiaries has been disclosed or authorized to be disclosed to any third party without reasonable measures to protect the confidentiality thereof, except where such disclosure or authorization, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect. To the Company’s Knowledge, no employee is in breach of any employee nondisclosure or invention assignment agreement, and no third party to any nondisclosure agreement with the Company or any Company Subsidiary is in breach, violation or default, except where such breach, violation or default, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect.

(f) To the Company’s Knowledge, the Company and the Company Subsidiaries are and, since January 1, 2016, have been in compliance with all applicable federal, state, local and non-U.S. Laws, as well as their own policies, relating to privacy, data protection, breach notification, export and the collection and use of Personal Data and user information gathered or accessed in the course of the operations of its business, except where such noncompliance, individually or in the aggregate, has not had and would not be reasonably expected to have a Material Adverse Effect. The Company and the Company Subsidiaries use commercially reasonable measures to protect the secrecy of Personal Data that they collect and maintain and to prevent unauthorized access to such Personal Data by any Person. Since

January 1, 2016, to the Company’s Knowledge, none of the Company or the Company Subsidiaries or any third Person working on behalf of any of them, has had a breach of security or an incident of unauthorized access, disclosure, use destruction or loss of any Personal Data and, with respect to any such breach or incident, each of them has complied with all data breach notification and related obligations under all applicable Laws and has taken reasonable corrective action to prevent recurrence of the foregoing, except, with respect to any of the foregoing, to the extent any such breach or incident, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

(g) All IT Systems are in good repair and operating condition and are adequate and suitable for the purposes for which they are being used or held for use, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.17 Environmental Laws and Regulations.

(a) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(i) The Company and the Company Subsidiaries are and, since January 1, 2013, have been in compliance with all applicable Environmental Laws and have obtained and are and, since January 1, 2013, have been in compliance with all Environmental Permits currently required for their respective business and operations;

(ii) Neither the Company nor any of the Company Subsidiaries has received any written notice of violation, notification of liability, demand, request for information, citation, summons or order alleging any liability of the Company or any the Company Subsidiaries pursuant to any Environmental Law;

(iii) No complaint has been filed, and no penalty or fine has been assessed, against the Company or any the Company Subsidiaries in writing by any Governmental Authority under any applicable Environmental Law that remains unresolved;

(iv) No remedial or corrective action by the Company or any the Company Subsidiaries under Environmental Law is being required or requested to be taken (or, to the Knowledge of the Company, is being threatened) by any Governmental Authority or any other Person;

(v) No Proceeding is pending or, to the Knowledge of the Company, threatened by any Governmental Authority or any other Person against the Company or any Company Subsidiary relating to or arising under any Environmental Law; and

(vi) No Release of, or exposure of any Person to, Hazardous Substances has occurred (A) at, on, above, under or from any properties currently or, to the Knowledge of the Company, formerly owned, leased, operated or used by the Company or any Company Subsidiary or (B) as a result of the operation of the business by the Company or any Company Subsidiary, or any of their respective predecessors, that, in each case, has resulted in or would reasonably be expected to result in any cost, liability or obligation of the Company or any Company Subsidiary under applicable Environmental Law.

(b) Except for standard terms and conditions in product purchase sale agreements, neither the Company nor any of the Company Subsidiaries has agreed to indemnify, defend or hold harmless any Person against any material liabilities or obligations, whether or not accrued, known or unknown, contingent or otherwise, and whether or not required to be recorded or reflected in a balance sheet of the Company and the Company Subsidiaries in accordance with GAAP, arising under any Environmental Law.

(c) Except in material compliance with applicable Environmental Laws, neither the Company, any Company Subsidiary, nor any of their respective predecessors has or is currently operating any landfill, surface impoundment, disposal area or underground storage tank at any properties or assets owned, leased, operated or used by the Company or any Company Subsidiary or has arranged for, transported or permitted the disposal of any Hazardous Substances at any landfill, site or location.

(d) Effective on June 20, 2006, all asbestos personal injury claims, as defined in the First Amended Joint Plan of Reorganization of the Company and Its Debtor Subsidiaries (the “Plan”), are channeled to the Company Asbestos Personal Injury Trust created pursuant to the Plan. As of June 20, 2006, such claims are discharged, and all entities that hold such claims are enjoined from taking any action against the Company or any other protected party, as defined in the Plan, for the purpose of, directly or indirectly, collecting, recovering or receiving payment of, on or with respect to any such claim. Since June 20, 2006, there have been no actual or threatened (in writing) Proceedings of any kind asserted against the Company or any Company Subsidiary on account of, or related to, the manufacture, sale or use (whether prior to or after such date) of asbestos, or of products containing asbestos, by the Company, any Company Subsidiary or any of their respective predecessors. As of the date of this Agreement, the Company has no obligation or liability, contingent or otherwise, to make any additional contribution of Securities, cash or other property to the Company Asbestos Personal Injury Trust and, since June 20, 2006, except as set forth in the Plan and related documents, the Company has not received written notice or, to its Knowledge, any other communication asserting that the Company is obligated to make any such contribution.

Section 4.18 Contracts.

(a) As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to or bound by:

(i) any Contract relating to Indebtedness (other than Contracts among direct or indirect wholly-owned Company Subsidiaries) in excess of $15,000,000;

(ii) any joint venture, partnership, limited liability company or other similar Contract relating to the formation, creation, operation, management, sharing of profit or losses or control of any partnership, strategic alliance or joint venture, in each case, material to the Company and the Company Subsidiaries, taken as a whole;

(iii) any Contract, including any option Contract, relating to the acquisition or disposition, with material obligations remaining to be performed or material liabilities continuing after the date of this Agreement, of any assets, business or real property that is material to the Company and the Company Subsidiaries, taken as a whole (whether by merger, sale of stock, sale of assets or otherwise);

(iv) any Contract under which any Company Subsidiary licenses to any Person any material Owned Intellectual Property or any Person licenses to any Company Subsidiary any material Intellectual Property;

(v) any Contract providing for the purchase or sale of goods or services involving payments in excess of $15,000,000 in the fiscal year ended December 31, 2017 or reasonably expected to involve payments in excess of $15,000,000 for the fiscal year ending December 31, 2018, in each case, that is not terminable by the Company or the Company Subsidiaries without penalty with 90 days or less notice;

(vi) any material Contract with or material subcontract relating to a Governmental Authority;

(vii) any Contract (including any exclusivity Contract) that limits or restricts or purports to limit or restrict either the type of business in which the Company or any Company Subsidiary (or, after the Effective Time, the Surviving Corporation or its Affiliates) may engage or the manner or locations in which any of them may so engage in any business, including any covenant not to compete (geographically or otherwise), “most favored nations” or similar rights, in each case that is material to the Company and the Company Subsidiaries, taken as a whole; or

(viii) any other Contract that would be required to be filed as an exhibit to any Company SEC Document (as described in Items 601(b)(4) and 601(b)(10) of Regulation S–K under the Securities Act) that has not been filed as an exhibit to or incorporated by reference in the SEC Documents filed prior to the date of this Agreement.

(b) Except for any UBBP Contracts, the Contracts listed or required to be listed in Section 4.18(a) of the Company Disclosure Letter or filed as an exhibit to any SEC Document are referred to herein as the “Company Contracts.” Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) each Company Contract is a valid and binding Contract of the Company or a Company Subsidiary, as the case may be, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except, in each case, as enforcement may be subject to the General Enforceability Exceptions and (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any other party thereto is (with or without notice or lapse of time, or both) in default or breach under the terms of any such Company Contract. The Company has made available to Parent accurate and complete copies of each such Company Contract (including all modifications and amendments thereto and waivers thereunder).

Section 4.19 Real Property.

(a) The Owned Real Property and Leased Real Property are in adequate and sufficient condition to support the business of the Company and the Company Subsidiaries as presently conducted, except in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) With respect to each parcel of Owned Real Property, (i) the Company or the applicable Company Subsidiary has good and valid fee simple (or equivalent) title to such Owned Real Property, free and clear of all Liens other than Permitted Liens, (ii) there are no outstanding Contracts to purchase, exchange, or otherwise transfer such Owned Real Property, and (iii) there are no pending or, to the Knowledge of the Company, threatened condemnation or other Proceedings relating to the Owned Real Property, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(c) With respect to each Lease relating to a parcel of Leased Real Property, (i) the Company or the applicable Company Subsidiary that is party thereto has good and valid leasehold interests in such Lease (subject to the terms of the applicable Lease governing its interests therein), in each case free and clear of all Liens other than Permitted Liens, (ii) each such Lease is the legal, valid, binding and enforceable obligation of the Company or the applicable Company Subsidiary that is party thereto, and (iii) the Company or the applicable Company Subsidiary that is party thereto is not in default of such Lease, and has not received any written notice of any default or event that, with notice or lapse of time, or both, would constitute a default by such party under such Lease, except, in each case, in respects that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

Section 4.20 Products and Product Liability.

(a) The Company and the Company Subsidiaries have not sold, or received written notice of, any product that is defective or nonconforming to the warranties, contractual requirements or covenants made with respect to such products by the Company and the Company Subsidiaries to their customers that have not been repaired, replaced or corrected prior to the date of this Agreement, except for any matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(b) Except for liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, the Company and the Company Subsidiaries are not subject to any asserted claim for liability on account of products sold by them which are not fully covered, including all costs of defense and investigation related to such claims or claims that may be made by other Persons with comparable or similar injuries based on the same allegations, by the Company’s general liability insurance policies. Since January 1, 2016, except for matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, there have been no voluntary or administratively enforced recalls or market withdrawals of products manufactured or sold by the Company and the Company Subsidiaries based on (i) consumer reports to the Company or any Company Subsidiary or any regulatory authority or (ii) actual knowledge of a defect. Except for Proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have, a Material Adverse Effect, no Proceeding is pending or, to the Company’s Knowledge, threatened regarding any mandatory recall of the products manufactured or sold by the Company and the Company Subsidiaries.

Section 4.21 Insurance Coverage. The Company and the Company Subsidiaries maintain policies of insurance in such amounts and against such risks as the Company or the applicable Company Subsidiary has reasonably determined to be prudent, taking into account the industry in which the Company and the Company Subsidiaries operate. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all such insurance policies are in full force and effect and neither the Company nor any of the Company Subsidiaries is in breach or default under such policy.

Section 4.22 UBBP Business.

(a) The Company is, directly or indirectly, the record holder and Beneficial Owner of the outstanding Securities of each UBBP Company set forth in Section 4.22(a) of the Company Disclosure Letter, free and clear of any Liens (other than Permitted Liens) and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities, other than limitations or restrictions on transfer arising under applicable securities Laws and other than as set forth in Section 4.22(a) of the Company Disclosure Letter. Other than as set forth in Section 4.22(a) of the Company Disclosure Letter, no other Person has a right to acquire Securities in the UBBP Companies owned by the Company or the Company Subsidiaries. To the Knowledge of the Company, all of the Securities of the UBBP Companies owned by the Company or the Company

Subsidiaries have been duly authorized and validly issued and, as applicable, are fully paid and nonassessable and no such Securities have been issued in violation of any preemptive or similar rights. Neither the Company nor any of the Company Subsidiaries has committed to make any investment in the UBBP Companies after the date of this Agreement.

(b) Except for matters which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, (i) the UBBP Shareholder Agreement and each such other UBBP Contract is a valid and binding Contract of the Company or a Company Subsidiary, as the case may be, and to the Knowledge of the Company, each other party thereto, and is in full force and effect, except, in each case, as enforcement may be subject to the General Enforceability Exceptions and (ii) none of the Company, any Company Subsidiary or, to the Knowledge of the Company, any other party thereto is (with or without notice or lapse of time, or both) in default or breach under the terms of the UBBP Shareholders Agreement or any such other UBBP Contract.

(c) To the Knowledge of the Company, each of the representations and warranties set forth in Section 4.11, Section 4.12 and Section 4.20 is accurate when made with respect to the UBBP Business and the UBBP Companies, as applicable, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.23 Disclosure Documents and Proxy Statement.

(a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Merger and the other transactions contemplated by this Agreement, including the Proxy Statement and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as applicable, the rules and regulations of the SEC thereunder, and the listing rules of the NYSE.

(b) The Proxy Statement will not, on the date mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to information supplied by Parent, Merger Sub or any of their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement.

Section 4.24 Opinion of Financial Advisor. The Board of Directors of the Company has received the written opinions (or oral opinions to be confirmed in writing, as applicable) of Goldman Sachs & Co. LLC and JP Morgan Securities LLC (the “Company Financial Advisors”), each dated as of the date hereof, that, as of such date and subject to the various qualifications, limitations and assumptions set forth therein, the Per Share Merger Consideration, together with the Special Dividend, to be received by the holders of Common Stock (other than Parent or any of Parent’s Subsidiaries) pursuant to this Agreement is fair, from a financial point of view, to such holders. A copy of each such opinion shall be provided to Parent, for information purposes only, promptly following the date of this Agreement. As of the date of this Agreement, to the Knowledge of the Company, neither of such opinions has been amended or withdrawn.

Section 4.25 Brokers. No Person other than the Company Financial Advisors is entitled to any brokerage, financial advisory, finder’s or similar fee or commission payable by any Party in connection with the transactions contemplated by this Agreement based upon Contracts made by or on behalf of the Company or any Company Subsidiary. Section 4.25 of the Company Disclosure Letter sets forth the fees payable to the Company Financial Advisors in connection with the Merger and other transactions contemplated by this Agreement.

Section 4.26 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this Article IV, none of the Company, any of the Company Subsidiaries or any other Person makes any representations or warranties on behalf of the Company or any of the Company Subsidiaries. The Company acknowledges that except for the representations and warranties made by Parent and Merger Sub in Article V, none of Parent, Merger Sub nor any other Person makes any representations or warranties on behalf of Parent or Merger Sub.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as otherwise disclosed or identified in the letter (the “Parent Disclosure Letter”) delivered to the Company by Parent prior to the execution of this Agreement (it being understood that any information contained therein will qualify and apply to the representations and warranties in this Article V to which the information is specifically stated as referring to and will qualify and apply to other representations and warranties in this Article V to the extent that it is reasonably apparent on its face from such disclosure that such disclosure also qualifies or is applicable to such other sections), Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:

Section 5.1 Organization. Parent is a limited partnership (Kommanditgesellschaft) duly organized, validly existing and in good standing under the Laws of Germany. Parent has all requisite limited partnership power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to have such power or authority, individually or in the aggregate, has not prevented, materially impaired or materially delayed and would not reasonably be expected to prevent, materially impair or materially delay Parent from consummating the Merger. Parent has provided to the Company accurate and complete copies of those portions of its Constituent Documents relating to Parent’s power, authority and approval requirements to consummate the Merger and undertake the other transactions contemplated by this Agreement (including the Debt Financing), in each case, as in effect on the date of this Agreement.

Section 5.2 Merger Sub.

(a) Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate or other power and authority to own, lease and operate its properties and assets and to carry on its business as now being conducted, except where failure to be so incorporated or organized, existing or in good standing or to have such power or authority, individually or in the aggregate, has not prevented, materially impaired or materially delayed and would not reasonably be expected to prevent, materially impair or materially delay Parent or Merger Sub from consummating the Merger. Parent has made available to the Company accurate and complete copies of the Constituent Documents of Merger Sub, as amended and in effect on the date of this Agreement.

(b) C & G Verwaltungs GmbH, a limited liability company (Gesellschaft mit beschränkter Haftung) organized under the Laws of Germany and a wholly-owned Subsidiary of Parent (“C&G”), is the record holder and Beneficial Owner of all of the outstanding Securities of Merger Sub, free and clear of any Liens and free of any other limitation or restriction, including any limitation or restriction on the right to vote, sell, transfer or otherwise dispose of the Securities, other than limitations or restrictions on transfer arising under applicable securities Laws. All of the Securities so owned by C&G have been duly authorized and validly issued and are fully paid and nonassessable, and no such Securities have been issued in violation of any preemptive or similar rights.

(c) Since its date of incorporation, Merger Sub has not and, prior to the Effective Time, will not have carried on any business or conducted any operations other than the execution of this Agreement, the performance of its obligations hereunder and matters ancillary thereto, and Merger Sub has and prior to the Effective Time will have no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 5.3 Authorization; Board Approval.

(a) Each of Parent and Merger Sub has all requisite limited partnership or corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated by this Agreement, including the Debt Financing. The execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated by this Agreement, including the Debt Financing, have been duly and validly authorized by all necessary limited partnership or corporate action, and no other proceedings on the part of Parent or Merger Sub are necessary for it to authorize this Agreement or to consummate the transactions contemplated by this Agreement, including the Debt Financing, except for the filing of the appropriate merger documents as required by the DGCL. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, is a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except as enforcement may be subject to the General Enforceability Exceptions.

(b) The Board of Directors of Merger Sub, acting by unanimous written consent in lieu of special meeting, has duly adopted resolutions (i) approving this Agreement, (ii) declaring this Agreement advisable and (iii) recommending that C&G, as Merger Sub’s sole stockholder, adopt this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn and remain in full force and effect.

(c) Each of the general partners (Komplementärs) and the shareholders’ committee (Gesellschafterausschuss) of Parent have duly adopted resolutions resolving on and consenting to Parent entering into this Agreement (including the Debt Financing) and approving the payment of the Merger Consideration upon the consummation of the Merger in accordance with this Agreement. As of the date of this Agreement, such resolutions have not been amended or withdrawn and remain in full force and effect. Except for the adoption of the foregoing resolutions, no vote or action of the partners or holders of any Securities of Parent (equity or otherwise) is required by applicable Law or the Constituent Documents of Parent in order for Parent to consummate the transactions contemplated by this Agreement and the Debt Financing.

Section 5.4 Consents and Approvals; No Violations.

(a) The execution and delivery of this Agreement by Parent and Merger Sub does not and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, including the Debt Financing, will not (i) conflict with any provisions of the Constituent Documents of Parent or any Parent Subsidiary, (ii) violate any Law or Order (assuming compliance with the matters set forth in Section 5.4(b)) applicable to Parent or any Parent Subsidiary, (iii) result, after the giving of notice, with lapse of time, or otherwise, in any violation, default or loss of a benefit to Parent or any Parent Subsidiary under, or permit the acceleration or termination of any obligation of Parent or any Parent Subsidiary under or require any consent of a third party under, any Contract to which Parent or any Parent Subsidiary is a party, (iv) result in the creation or imposition of any Lien upon any properties or assets of Parent or any material Parent Subsidiary or (v) cause the suspension or revocation of any Permit of Parent or any Parent Subsidiary, except, in the case of clauses (iii), (iv) and (v), any matters that, individually or in the aggregate, have not prevented, materially impaired or materially delayed and would not reasonably be expected to prevent, materially impair or materially delay Parent or Merger Sub from consummating the Merger.

(b) No clearance, consent, approval, order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority is required to be made or obtained by Parent or any Parent Subsidiary in connection with the execution or delivery of this Agreement by Parent and Merger Sub or the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, except for (i) compliance by Parent with the HSR Act and any required filings or notifications under any other applicable Competition Laws or Foreign Investment Laws, in each case as set forth in Section 7.1(b) of the Company Disclosure Letter (assuming the accuracy of the information provided by the Company and its Representatives to Parent’s counsel), (ii) the matters set forth in Section 5.4(b) of the Parent Disclosure Letter, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the DGCL, and regulations to permit the consummation of the Merger, (iv) the filing with the SEC of such reports, forms or schedules required in connection with the Merger under, and such other compliance with, the Exchange Act and the rules and regulations thereunder, and (v) such other matters that, individually or in the aggregate, have not prevented, materially impaired or materially delayed and would not reasonably be expected to prevent, materially impair or materially delay Parent or Merger Sub from consummating the Merger.

Section 5.5 Financing.

(a) At the Closing, Parent will have, or will have available to it, the funds necessary to consummate the Merger and the other transactions contemplated by this Agreement, including to pay (i) the Merger Consideration in full in accordance with the terms of this Agreement, (ii) all unpaid transaction fees to be paid in connection with the consummation of the Merger and any amounts required to be paid by Parent pursuant to the terms of this Agreement, (iii) all obligations pursuant to the Company’s Fifth Amended and Restated Credit Agreement dated as of May 1, 2017, as amended, with the lenders that are parties thereto and JPMorgan Chase Bank, N.A., as administrative agent and Canadian administrative agent (the “Company Credit Agreement”) and any amounts to be paid in connection with any other Debt Payoff or any Debt Offer, and (iv) any fees and expenses associated with the foregoing (collectively, the “Required Payments”). Prior to the execution of this Agreement, Parent has delivered to the Company an accurate and complete copy of the executed debt commitment letter, dated June 8, 2018, between Parent, Commerzbank Aktiengesellschaft and UniCredit Bank AG, including all exhibits, schedules or amendments (if any) thereto (including any replacement of such debt commitment letter in connection with any Alternative Financing or otherwise, as replaced, amended, supplemented, modified or waived, including all exhibits, schedules and annexes to such letters, the “Debt Commitment Letter”) pursuant to which the Financing Sources named therein have committed, upon the terms and subject to the conditions set forth therein, to provide financing in the amounts set forth therein (the “Debt Financing”) for the purpose of funding the Required Payments.

(b) As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified. The Debt Commitment Letter, in the form delivered to the Company, is a legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, except as enforcement may be subject to the General Enforceability Exceptions.

(c) There are no other agreements, side letters, understandings or arrangements relating to the Debt Commitment Letter or fee letter that would permit a reduction in the amounts provided under the Debt Commitment Letter (other than contemplated by the terms of the Debt Commitment Letter and fee letter as in effect on the date of this Agreement) or impose additional conditions precedent or permit any party thereto to expand, amend or modify any of the conditions precedent set forth therein or which would limit or delay the obligations of the Financing Sources to provide sufficient funding to make the Required Payments in accordance with the terms of the Debt Commitment Letter or contain any conditions to consummation of the transactions contemplated by this Agreement or by the Debt Financing. Prior to the execution of this Agreement, Parent has delivered to the Company accurate and complete copies of any such letters referenced in this Section 5.5(c), none of which (including any fee letters relating thereto) would reasonably be expected to materially and adversely affect the conditionality, enforceability, availability or aggregate principal amount of the Debt Financing.

(d) As of the date of this Agreement, assuming the accuracy of the representations and warranties set forth in Article IV such that the condition set forth in Section 8.2(a) is satisfied, no event has occurred, which constitutes a default or breach on the part of Parent, or, to the knowledge of Parent, any other party thereto, under any term or condition of the Debt Commitment Letter. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter. Parent has, or has caused to be, fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid by it on or prior to the date of this Agreement. As of the date of this Agreement, assuming no breach by the Company of its representations and warranties under this Agreement and no breach or default by the Company of its obligations under this Agreement, Parent is not aware of any fact or occurrence as of the date of this Agreement that, with or without notice, lapse of time or both, would reasonably be expected to (i) make any of the assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate, (ii) result in any of the terms or conditions in the Debt Commitment Letter not being satisfied, (iii) cause the Debt Commitment Letter to be ineffective, or (iv) otherwise result in the Debt Financing not being available on a timely basis in order to consummate the Merger and the other transactions contemplated by this Agreement.

(e) Subject to the terms and conditions of the Debt Commitment Letter, the aggregate proceeds from the Debt Financing, together with the other available capital resources of Parent and its Subsidiaries, will be sufficient to (i) enable Parent and Merger Sub to deliver the Merger Consideration following the Closing Date in accordance with this Agreement, (ii) pay all expenses incurred by Parent in connection with this Agreement and all other amounts payable by Parent at the Closing, and (iii) pay the remainder of the other Required Payments.

(f) In no event will the receipt or availability of any funds or financing (including the Debt Financing contemplated by the Debt Commitment Letter) by or to Parent or any other financing transaction be a condition to any obligation of Parent hereunder.

Section 5.6 Parent Financial Statements. Section 5.6 of the Parent Disclosure Letter sets forth the consolidated audited balance sheets of Parent and its consolidated Subsidiaries as of December 31, 2015, 2016 and 2017, and the related consolidated audited statements of income, shareholders’ equity and cash flows for the fiscal years then ended, together with the notes thereto (collectively, the “Parent Financial Statements”). The consolidated balance sheets (including the related notes) included in the Parent Financial Statements present fairly in all material respects the financial position of Parent and its consolidated Subsidiaries as at the respective dates thereof, and the consolidated statements of income, shareholders’ equity and cash flows (in each case including the related notes) included in the Parent Financial Statements present fairly in all material respects the results of operations, shareholders’ equity and cash flows of Parent and its consolidated Subsidiaries for the respective periods indicated.

Section 5.7 Proxy Statement.

(a) Each document required to be filed by Parent with the SEC or required to be distributed or otherwise disseminated to the Company’s stockholders in connection with the Merger and the other transactions contemplated hereby, if any, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act, the rules and regulations of the SEC thereunder, and the NYSE. At the time any such document is filed by Parent with the SEC, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(b) None of the information supplied or to be supplied by Parent, Merger Sub or any of their Affiliates or their respective Representatives in writing for inclusion in the Proxy Statement will, on the date mailed to the stockholders of the Company and at the time of the Stockholders Meeting, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Neither Parent nor Merger Sub makes any representation or warranty with respect to any information supplied by any other Person that is included in the Proxy Statement.

Section 5.8 Ownership of Common Stock; Agreements with Stockholders. Parent, together with C&G, Beneficially Owns 14,757,258 shares of Common Stock. None of Parent, Merger Sub or their respective Affiliates holds any rights to acquire or vote any shares of Common Stock except pursuant to this Agreement. None of Parent, Merger Sub or any of their respective “affiliates” or “associates” is or has been, within three years of the date of this Agreement, an “interested stockholder” of the Company, as those terms are defined in Section 203 of the DGCL, or has taken any action that would cause any anti-takeover statute under the DGCL to be applicable to this Agreement, the Merger or any transactions contemplated by this Agreement. Except for the Voting Agreement, there are no Contracts between Parent or any of its Affiliates, on the one hand, and any other stockholder of the Company, on the other hand, relating to the Merger or the transactions contemplated by this Agreement or any other transaction involving the Company, any Company Subsidiary or the Common Stock.

Section 5.9 Litigation. There is no Proceeding (whether at Law or in equity) pending or, to the knowledge of Parent, threatened against Parent or any Subsidiary of Parent or any of their respective directors or officers that, individually or in the aggregate, has or, as of the date of this Agreement, would reasonably be expected to prevent, materially impair or materially delay Parent from consummating the Merger. There is no Order outstanding against or, to the knowledge of Parent, investigation by any Governmental Authority involving Parent or any Subsidiary of Parent or any of their respective directors or officers that, individually or in the aggregate, has or, as of the date of this Agreement, would reasonably be expected to prevent, materially impair or materially delay Parent from consummating the Merger.

Section 5.10 No Other Representations or Warranties.

(a) Except for the representations and warranties made by Parent and Merger Sub in this Article V, none of Parent, Merger Sub or any other Person makes any representations or warranties on behalf of Parent or Merger Sub. Parent and Merger Sub acknowledge that except for the representations and warranties made by the Company in Article IV, none of the Company, any of the Company Subsidiaries or any other Person makes any representations or warranties on behalf of the Company or any of the Company Subsidiaries.

(b) Each of Parent and Merger Sub acknowledges and agrees that it (i) has had an opportunity to discuss the business of the Company and the Company Subsidiaries with the management of the Company, (ii) has had reasonable access to the books and records of the Company and the Company Subsidiaries and the electronic data room maintained by the Company for purposes of the transactions contemplated by this Agreement, (iii) has been afforded the opportunity to ask questions of and receive answers from officers and other key employees of the Company and (iv) has conducted its own independent investigation of the Company and the Company Subsidiaries, their respective businesses and the transactions contemplated by this Agreement, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of the Company Subsidiaries, other than the representations and warranties of the Company expressly contained in Article IV, and that all other representations and warranties are specifically disclaimed.

(c) In connection with any investigation by Parent and Merger Sub of the Company and the Company Subsidiaries, Parent and Merger Sub have received or may receive from the Company or its Affiliates or other Persons on behalf of the Company certain projections, forward-looking statements and other forecasts and certain business plan information in written or verbal communications. Parent and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Parent and Merger Sub are familiar with such uncertainties, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Parent and Merger Sub will have no claim against the Company or any other Person with respect thereto. Accordingly, Parent and Merger Sub acknowledge that neither the Company nor any other Person on behalf of the Company makes any representation or warranty with respect to such estimates, projections, forecasts or plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans).

ARTICLE VI

COVENANTS OF THE PARTIES

Section 6.1 Operating Covenants. From the date of this Agreement until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as required by applicable Law, as set forth in Section 6.1 of the Company Disclosure Letter, as otherwise expressly provided for in this Agreement or as Parent may otherwise consent in writing (such consent not to be unreasonably withheld, conditioned or delayed):

(a) the Company will, and will cause each of the Company Subsidiaries to, conduct its business in all material respects in the ordinary course of business consistent with past practices, and will use its reasonable best efforts to preserve intact its business organization and goodwill and preserve its relationships with Governmental Authorities, customers, suppliers, business associates, distributors, strategic and joint venture partners and others having business dealings with it, and keep available the services of its employees; and

(b) the Company will not, and will not permit any Company Subsidiary to:

(i) amend, modify or adopt any of the Constituent Documents, or the terms of any Security, of the Company or any Company Subsidiary or any Constituent Documents to which any such entities are a party;

(ii) except for the Special Dividend, declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property) in respect of any of its Securities, other than dividends or distributions by wholly-owned Company Subsidiaries to the Company or other wholly-owned Subsidiaries;

(iii) split, combine, subdivide or reclassify any of its Securities or issue or propose or authorize the issuance of any other Securities or Equity Rights in respect of, in lieu of, or in substitution for, its Securities, other than issuances of shares of Common Stock in connection with the exercise of Equity Rights that are outstanding on the date of this Agreement or granted thereafter in accordance with Section 6.1(b)(v)(A);

(iv) repurchase, redeem or otherwise acquire any Securities or Equity Rights of the Company or any Company Subsidiary, or any other equity interests or any rights, warrants or options to acquire any such Securities, other than (A) the acquisition by the Company of shares of Common Stock in connection with the surrender of shares of Common Stock by holders of Equity Rights in order to pay the exercise price thereof, (B) the withholding of shares of Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Stock Plans or pursuant to individual equity compensation award agreements, (C) the acquisition by the Company of Equity Rights of the Company in connection with the forfeiture of such Equity Rights or (D) as required by any Benefit Plan as in effect on the date of this Agreement;

(v) issue, sell, transfer, dispose of, grant, pledge or otherwise encumber any Securities or Equity Rights of the Company or any Company Subsidiary other than (A) issuances of Equity Rights in the ordinary course of business consistent with past practices in accordance with the terms of the Stock Plans or pursuant to individual award agreements with directors, officers, employees or agents of the Company or the Company Subsidiaries, in all cases subject to the limitations set forth in Sections 6.1(b)(v), (b)(xiii) or (b)(xiv) of the Company Disclosure Letter, (B) issuances of Common Stock in connection with the exercise of or settlement of Equity Rights that are outstanding on the date of this Agreement or any Equity Rights granted after the date hereof in accordance with the foregoing clause (A) and (C) issuances of Securities between or among the Company and any wholly-owned Company Subsidiaries;

(vi) enter into any Contract with respect to the voting of its Securities;

(vii) make any acquisition (including by merger, consolidation, acquisition of assets, or otherwise) of any business or any corporation, partnership, limited liability company, joint venture or other business organization or division thereof or any property or assets (other than raw materials, inventories and supplies in the ordinary course of business consistent with past practice) for consideration in an amount in excess of $15,000,000;

(viii) transfer, sell, assign, lease, license, surrender, cancel, abandon, divest, allow to lapse or otherwise dispose of any material asset, material product line, material line of business, material right or material property (including any interest in a partnership, joint venture or similar entity), other than the sale of finished products or the disposal of unused, excess or obsolete tangible assets or properties in the ordinary course of business consistent with past practice;

(ix) make any loans, advances or capital contributions to, or investments in, any other Person other than (A) by the Company or any wholly-owned Company Subsidiary to or in the Company or any wholly-owned Company Subsidiary or (B) pursuant to any Contract or other legal obligation existing at the date of this Agreement set forth on Section 6.1(b)(ix) of the Company Disclosure Letter;

(x) incur, guarantee or assume any Indebtedness, or issue or sell any debt securities, guarantees, loans or advances not in existence as of the date of this Agreement, other than (A) Indebtedness incurred in the ordinary course of business consistent with past practices not to exceed $15,000,000 in the aggregate, (B) Indebtedness incurred in the ordinary course of business under the Company Credit Agreement and other facilities or lines of credit which are in existence on the date of this Agreement (without amendment or waiver increasing the maximum credit limit under the Company Credit Agreement and any such other facilities or lines of credit), (C) Indebtedness in replacement of existing Indebtedness on customary commercial terms, but in all cases consistent in all material respects with the Indebtedness being replaced, and (D) guarantees by the Company of Indebtedness of wholly-owned Company Subsidiaries or guarantees by Company Subsidiaries of Indebtedness of the Company;

(xi) make or commit to make any capital expenditure, except for (A) aggregate expenditures in an amount not in excess of (and for projects materially consistent with) the capital expenditure budget made available to Parent prior to the date of this Agreement (the amount of the capital expenditure budget being set forth in Section 6.1(b)(xi) of the Company Disclosure Letter) and (B) additional expenditures in an amount not to exceed $15,000,000 in the aggregate during any 12-month period;

(xii) adversely amend, modify, terminate or waive any material right under any Company Contract or material Permit, in each case, other than in the ordinary course of business consistent with past practice;

(xiii) except as required by any Benefit Plan as currently in effect on the date of this Agreement or by the terms of this Agreement, grant any material increase (determined with reference to the compensation paid to the individuals involved) in, or accelerate the vesting or payment of, the compensation or benefits of any director, officer, employee or consultant of the Company or any Company Subsidiary; provided that the Company or any Company Subsidiary may grant material increases in base salaries and target bonuses to non-executive employees, non-executive officers and agents in the ordinary course of business consistent with past practices;

(xiv) establish, adopt, or enter into any agreement or arrangement that would be a Benefit Plan if in effect on the date hereof, or materially amend any Benefit Plan, other than (A) as required by applicable Law or the terms of any Benefit Plan as in effect as of the date of this Agreement or (B) with respect to new hires or employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business consistent with past practice; provided that (1) in the case of new hires, such agreements, plans, programs or Contracts, or any amendments or modifications thereto, are consistent with the past practices of entering into such agreements, plans, programs or Contracts for newly hired employees in similar positions and (2) in the case of promotions, such amendments or modifications are consistent with the past practices of making such amendment or modifications for promoted employees in similar positions;

(xv) effect any “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any comparable state or non-U.S. Law;

(xvi) settle or compromise any material Proceeding (excluding settlements and compromises relating to Taxes, which are the subject of Section 6.1(b)(xviii)), other than in the ordinary course of business consistent with past practice or as otherwise permitted in accordance with Section 6.9;

(xvii) adopt or implement a plan of complete or partial liquidation or resolution providing for or authorizing such liquidation or a dissolution, merger, restructuring, consolidation, recapitalization or other reorganization of the Company or any Significant Company Subsidiary;

(xviii) (A) make, revoke or amend any material election relating to Taxes, including an election under Section 965(h) of the Code, (B) settle or compromise any material Proceeding relating to material Taxes, (C) make a written request for a ruling or determination of a Taxing Authority relating to material Taxes, (D) amend any material Tax Return, (E) surrender or waive any claim to a material Tax refund of the Company or any Company Subsidiary, (F) enter into any closing agreement or similar Contract with respect to material Taxes with a Taxing Authority or (G) change any material tax accounting methods in a materially adverse manner;

(xix) make any material change with respect to accounting policies or procedures, except as may be required by changes in GAAP or Law after the date of this Agreement (or as may be required to be implemented after the date of this Agreement pursuant to changes in GAAP prior to the date hereof), change its fiscal year or make any material change in internal accounting or disclosure controls and procedures that could reasonably be expected to materially adversely impact the Company or any Company Subsidiary;

(xx) in the Company’s capacity as a shareholder of the UBBP Companies, (A) agree to amend, modify or waive any material provision of the UBBP Shareholders Agreement or any of the Constituent Documents of the UBBP Companies, or (B) authorize, approve or consent to any matter set forth in item (e) of Schedule 5 of the UBBP Shareholder Agreement or items (a), (b), (c), (d), (h), (i) or (j) of Schedule 6 of the UBBP Shareholder Agreement; or

(xxi) propose, authorize, agree or commit to do any of the foregoing.

Section 6.2 Preparation and Mailing of Proxy Statement.

(a) As promptly as practicable following the date of this Agreement, the Company will prepare and file with the SEC preliminary proxy materials relating to the matters to be submitted to the stockholders of the Company at the Stockholders Meeting (such proxy statement and any amendments or supplements thereto, the “Proxy Statement”). The Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act. Parent will make available to the Company all information, and provide such other assistance, as may be reasonably requested in connection with the preparation, filing and distribution of the Proxy Statement. Each Party agrees as to itself and its Subsidiaries that none of the information supplied by it or its Representatives for the inclusion or incorporation by reference in the Proxy Statement will, at the date of mailing to stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statement therein, in light of the circumstances in which they were made, misleading.

(b) The Company (i) will provide Parent with a reasonable opportunity to review and comment on the Proxy Statement and any amendment or supplement to the Proxy Statement and any related communications (including any responses to any comments of the SEC) prior to filing such documents and communications with the staff of the SEC, (ii) will consider in good faith all comments reasonably proposed by Parent and (iii) will promptly provide Parent with a copy of all such filings and communications made with the SEC. The Company will, as promptly as practicable after receipt thereof, provide Parent with copies of any written comments and advise Parent of any material oral comments or requests with respect to the Proxy Statement received from the staff of the SEC. As applicable, Parent will use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto.

(c) The Company will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable after filing and will cause the definitive Proxy Statement to be filed with or furnished to the SEC and the NYSE and mailed to its stockholders at the earliest reasonably practicable time after expiration of the applicable SEC review period. The Company will keep Parent reasonably informed of any material or substantive meeting or conference (including by telephone) with the SEC. The Company will take all actions required to be taken under any applicable state securities Laws in connection with consummating the Merger.

(d) In the event the SEC requires the filing of any additional documentation by Parent or the Company in connection with the Merger or the transactions contemplated hereby, Parent and the Company will cooperate to prepare and file such reports, forms or schedules with the SEC and make available to each other all information reasonably requested with respect thereto. As to any additional documentation, each of Parent and the Company will use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect thereto and to have the filing cleared by the SEC as promptly as reasonably practicable, and where necessary, will cause such documentation to be mailed to the Company stockholders at the earliest reasonably practicable time after expiration of the applicable SEC review period.

(e) In the event that Parent is required to make any filings with the SEC, Parent will afford the Company the same rights listed in Section 6.2(a) – (d).

(f) If at any time prior to the Effective Time (i) any Change occurs with respect to the Parties or any of their respective Affiliates, directors or officers, which should, in the reasonable judgment of Parent or the Company, be set forth in an amendment of, or supplement to, the Proxy Statement or (ii) any information relating to the Parties, or any of their respective Affiliates, directors or officers, is discovered by any of the Parties which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not, at the time and in the light of the circumstances when it is made, be false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading, the Company will file as promptly as practicable with the SEC an amendment of, or supplement to, the Proxy Statement and, as required by Law, disseminate the information contained in such amendment or supplement to the stockholders of the Company.

Section 6.3 Stockholders Meeting; Recommendation.

(a) As promptly as practicable after the SEC’s clearance of the Proxy Statement (or lapse of the applicable waiting period during which the SEC is permitted to comment on the Proxy Statement), the Company will (i) set a record date for a meeting of the stockholders of the Company for the purpose of obtaining the Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act (the “Stockholders Meeting”) and (ii) call, give notice of, convene and hold the Stockholders Meeting. In connection therewith, the Company will, subject to Section 6.5, use reasonable best efforts (consistent with the efforts customarily used in transactions of the type contemplated herein) to solicit and obtain the Stockholder Approval. Without limiting the generality of the foregoing, the Company will engage a proxy solicitation firm reasonably acceptable to Parent for purposes of assisting in the solicitation of proxies for the Stockholders Meeting and will use reasonable best efforts to ensure that all proxies solicited in connection with the Stockholders Meeting are solicited in compliance with applicable Law. The Stockholder Meeting will be held regardless of any Change in Recommendation, unless this Agreement is terminated in accordance with Section 9.1. Unless this Agreement is terminated in accordance with Section 9.1, the Company will not postpone or adjourn the Stockholders Meeting except to the extent (i) Parent has consented to such postponement or adjournment in writing or (ii) the Company, acting in good faith after consulting with outside legal counsel, determines that (A) such postponement or adjournment is necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Stockholders Meeting, (B) it will not receive proxies sufficient to obtain the Stockholder Approval, whether or not a quorum is present, or it will not have a sufficient number of shares of Common Stock represented in person or by proxy to constitute a quorum necessary to conduct the business of the Stockholders Meeting, or (C) such postponement or adjournment is required to comply with applicable Law; provided that in the case of a postponement or adjournment in accordance with clause (ii) above, the date of the Stockholders Meeting will not be postponed or adjourned by more than an aggregate of 15 calendar days without Parent’s prior written approval (not to be unreasonably withheld, conditioned or delayed).

(b) Subject to Section 6.5, neither the Board of Directors of the Company nor any committee thereof will (i) fail to include the Recommendation in the Proxy Statement, (ii) change, withhold, withdraw or qualify or modify in a manner adverse to Parent, or propose publicly change, withhold, withdraw or qualify or modify in a manner adverse to Parent, the Recommendation, (iii) approve, adopt, declare advisable, endorse or recommend, or publicly propose to approve, adopt, declare advisable, endorse or recommend, any Acquisition Proposal, (iv) with respect to any publicly announced bona fide Acquisition Proposal, fail to confirm publicly through a press release or similar means the Recommendation on the earlier of (A) the fifth Business Day after the date when requested to do so in writing by Parent and (B) the second Business Day prior to the Stockholders Meeting, (v) if a tender or exchange offer for shares of Common Stock is commenced, fail to recommend against acceptance of such tender or exchange offer by the stockholders or the Company on the earlier of (A) the tenth Business Day after the commencement of such tender or exchange offer pursuant to Rule 14d-2 under the Exchange Act and (B) the second Business Day prior to the Stockholders Meeting, or (vi) resolve or propose to take any action described in clause (i) through (v) above (any of the foregoing actions, a “Change in Recommendation”).

(c) Parent will vote (or cause any of its applicable Subsidiaries to vote), in person or by proxy, all shares of Common Stock held of record by Parent or any Parent Subsidiary as of the record date for the Stockholders Meeting, in favor of adoption of the Merger and, if applicable, the advisory vote required by Rule 14a-21(c), and, as requested by the Company, any other action in furtherance thereof to be voted on by the holders of the Common Stock. Parent will not (and will not agree to) amend, modify or waive any provision of the Voting Agreement without the prior written consent of the Company.

(d) From the date of this Agreement until the Effective Time or the earlier termination of this Agreement, Parent will not, directly or indirectly, acting alone or as part of a group (i) other than pursuant to the Merger, acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, Common Stock or direct or indirect rights to acquire any Common Stock, (ii) other than in connection with the Stockholder Meeting, make, or in any way participate in, directly or indirectly, any “solicitation” of “proxies” (as such terms are used in the rules of the SEC) to vote, or seek to advise or influence any Person with respect to the voting of, any Common Stock, (iii) directly or indirectly enter into any discussions, negotiations, arrangements or understandings with any other Person with respect to any of the foregoing activities or propose any of such activities to any other Person, (iv) advise, assist, encourage, or act as a financing source for or otherwise invest in any other Person who may serve as a financing source in connection any of the foregoing activities or (v) agree to take any of the foregoing actions. The foregoing will not limit or impair the right of Parent to make public statements or otherwise communicate with stockholders of the Company with respect to any Acquisition Proposal that has been publicly announced or has otherwise become publicly known.

Section 6.4 Access to Information; Confidentiality.

(a) Upon reasonable notice, the Company will, and will cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours to the respective properties, books, records (including Tax records), Contracts, commitments and personnel of the Company and the Company Subsidiaries for purposes of completing the Merger. Notwithstanding the foregoing, prior to the Closing, Parent and its Affiliates and Representatives will not conduct any environmental site assessment or conduct any testing or any sampling of soil, sediment, surface water, groundwater or building material at, on, under or within any Owned Real Property or Leased Real Property, or any other property of the Company or the Company Subsidiaries.

(b) Notwithstanding Section 6.4(a), the Company will not be required to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (i) violate applicable Law, (ii) waive the protection of an attorney-client privilege or other legal privilege (subject to reasonable cooperation between the Parties with respect to entering into appropriate joint defense, community of interest or similar agreements or arrangements with respect to the preservation of such privileges) or (iii) result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality. Without limiting the foregoing, in the event that the Company does not provide access or information in reliance on the immediately preceding sentence, it will provide notice to Parent that it is withholding such access or information and will use its reasonable best efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable Law, Contract or obligation or risk waiver of such privilege.

(c) From the date of this Agreement until the earlier of the Closing Date and two years following the termination of this Agreement in accordance with Article IX, Parent will hold, and will cause its Affiliates to hold, and will each use its reasonable best efforts to cause its respective Representatives to hold, in confidence and not to disclose or release without the prior written consent of the Company any and all Company Confidential Information; provided that Parent may disclose, or may permit disclosure of, Company Confidential Information (i) to its Affiliates or Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to Parent and in respect of whose failure to comply with such obligations, Parent will be responsible or (ii) if Parent or its Affiliates or Representatives are compelled to disclose, on the advice of legal counsel, any such Company Confidential Information by judicial or administrative process or by other requirements of Law or any securities exchange, market or automated quotation system to which such Person is subject. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Company Confidential Information is made pursuant to clause (ii) above, Parent will (A) to the extent not prohibited by Law, promptly notify the Company of the existence of such request or demand and the disclosure that is expected to be made in respect thereto, in each case with sufficient specificity so that the Company may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 6.4(c) and (B) if requested by the Company, assist the Company (at the Company’s expense) in seeking a protective order or other appropriate remedy in respect of such request or demand. If such a protective order or other remedy or the receipt of a waiver by Parent is not obtained and Parent or any of its Affiliates or Representatives is, nonetheless, following consultation with its legal counsel, required by such judicial or administrative process, or Law to disclose any Company Confidential Information, Parent (or such Affiliate or Representative) may, after compliance with the immediately preceding sentence of this Section 6.4(c), disclose only that portion of Company Confidential Information which it has been advised by its legal counsel is required to be disclosed, provided that Parent will and, if applicable, will cause such Affiliate or Representative to, exercise its reasonable best efforts to preserve the confidentiality of such Company Confidential Information, including by obtaining reasonable assurances that confidential treatment will be accorded any Company Confidential Information so disclosed.

(d) From the date of this Agreement until the earlier of the Closing Date and two years following the termination of this Agreement in accordance with Article IX, the Company will hold, and will cause its Affiliates to hold, and will each use its reasonable best efforts to cause its respective Representatives to hold, in confidence and not to disclose or release without the prior written consent of Parent any and all Parent Confidential Information; provided that the Company may disclose, or may permit disclosure of, Parent Confidential Information (i) to its Affiliates or Representatives who have a need to know such information and are informed of their obligation to hold such information confidential to the same extent as is applicable to the Company and in respect of whose failure to comply with such obligations, the Company will be responsible or (ii) if the Company or its Affiliates or Representatives are compelled to disclose, on the advice of legal counsel, any such Parent Confidential Information by judicial or administrative process or by other requirements of Law or any securities exchange, market or automated quotation system to which such Person is subject. Notwithstanding the foregoing, in the event that any demand or request for disclosure of Parent Confidential Information is made pursuant to clause (ii) above, the Company will (A) to the extent not prohibited by Law, promptly notify Parent of the existence of such request or demand and the disclosure that is expected to be made in respect thereto, in each case with sufficient specificity so that Parent may seek a protective order or other appropriate remedy or waive compliance with the provisions of this Section 6.4(d) and (B) if requested by Parent, assist Parent (at Parent’s expense) in seeking a protective order or other appropriate remedy in respect of such request or demand. If such a protective order or other remedy or the receipt of a waiver by the Company is not obtained and the Company or any of its Affiliates or Representatives is, nonetheless, following consultation with its legal counsel, required by such judicial or administrative process, or Law to disclose any Parent Confidential Information, the Company (or such Affiliate or Representative) may, after compliance with the immediately preceding sentence of this Section 6.4(d), disclose only that portion of the Parent Confidential Information which it has been advised by its legal counsel is required to be disclosed, provided that the Company will and, if applicable, will cause such Affiliate or Representative to, exercise its reasonable best efforts to preserve the confidentiality of such Parent Confidential Information, including by obtaining reasonable assurances that confidential treatment will be accorded any Parent Confidential Information so disclosed.

(e) No investigation pursuant to this Section 6.4 will affect the representations, warranties or conditions to the obligations of the Parties contained in this Agreement.

Section 6.5 Acquisition Proposals.

(a) From and after the date of this Agreement, the Company will, and will cause each Company Subsidiary and the Representatives of the Company and the Company Subsidiaries to, immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Person or its Representatives (other than Parent and Merger Sub and their Representatives) with respect to any Acquisition Proposal, or any inquiry, proposal or offer that would reasonably be expected to lead to any Acquisition Proposal, and will discontinue access of such Persons and their Representatives to any electronic data room or similar information-sharing platform and will request the prompt return or destruction of any confidential information previously furnished or made available to such Persons in connection therewith.

(b) Except as expressly permitted in accordance with Section 6.5(c) or Section 6.5(d), from and after the date of this Agreement, the Company will not, and will cause each Company Subsidiary and will not authorize or knowingly permit any of its Representatives to, directly or indirectly (i) initiate, solicit, facilitate or knowingly encourage the making of an Acquisition Proposal, (ii) enter into, participate or engage in or continue any discussions or negotiations regarding, furnish to any Person or its Affiliates or Representatives any information or data with respect to, or otherwise cooperate with or knowingly take any other action to facilitate any inquiry, proposal or offer that constitutes or that would reasonably be expected to lead to an Acquisition Proposal, (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet, merger agreement, acquisition agreement, option agreement or other Contract relating to, providing for or that would reasonably be expected to lead to an Acquisition Proposal, (iv) take any action to make the provisions of any “fair price,” “moratorium,” “control share acquisition,” “business combination” or similar anti-takeover statute or regulation (including the approval of any Person becoming an “interested shareholder” pursuant to Section 203 of the DGCL), or any restrictive provision of any applicable anti-takeover provision in the Company’s Constituent Documents, inapplicable to any transactions contemplated by an Acquisition Proposal, (v) except as contemplated in Section 6.7, amend, modify or waive any provision of the Rights Plan or the Protective Provisions or cause or permit any of the rights issued pursuant to the Rights Plan to be redeemed, cancelled or terminated, (vi) amend, modify, waive or release any of the “standstill” restrictions in any confidentiality agreement or other Contract with any other Person (except that if the Board of Directors of the Company determines in good faith that the failure to so amend, modify, waive or release any such “standstill” restrictions would be inconsistent with its fiduciary duties, the Company may waive any such standstill provision in order to permit a third party to make and pursue an Acquisition Proposal), or (vi) resolve, propose or agree to do any of the foregoing.

(c) Notwithstanding Section 6.5(b), at any time prior to, but not after, the receipt of the Stockholder Approval, the Company may, in response to an unsolicited bona fide written Acquisition Proposal made after the date of this Agreement that did not result from a breach of this Section 6.5, furnish information and data to the Person making such Acquisition Proposal and its Representatives pursuant to and in accordance with an Acceptable Confidentiality Agreement and participate and engage in discussions or negotiations with the Person regarding such Acquisition Proposal if and only if, in each case, the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal. All information provided by the Company or any Company Subsidiary to any Person entering into an Acceptable Confidentiality Agreement pursuant to this Section 6.5(c) that has not been previously provided to Parent must be provided by the Company to Parent prior to or substantially concurrently with the time it is provided to such Person (but no later than 48 hours after it is provided to the third party).

(d) Notwithstanding Section 6.3(b) but subject to Section 6.5(e), at any time prior to, but not after, receipt of the Stockholder Approval, if (i) an Intervening Event has occurred and is continuing or (ii) the Company has received an Acquisition Proposal after date of this Agreement that has not been withdrawn or otherwise modified and that did not result from a breach of this Section 6.5 that the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, constitutes a Superior Proposal, then, in the case of the foregoing clause (i), the Board of Directors of the Company may effect a Change in Recommendation and, in the case of the foregoing clause (ii), the Board of Directors of the Company authorize the Company to take any action pursuant to Section 9.1(d)(ii), in each case, if and only if the Board of Directors of the Company has determined in good faith, after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, that the failure to do so would be inconsistent with its fiduciary duties to the stockholders of the Company under Delaware Law.

(e) Notwithstanding Section 6.5(d) and subject to Section 9.3(c), the Board of Directors of the Company may not effect a Change in Recommendation or authorize the Company to take any action pursuant to Section 9.1(d)(ii), unless (i) the Board of Directors of the Company has first provided at least five Business Days’ advance written notice to Parent that it is prepared to effect a Change in Recommendation, which notice will, in the case of the occurrence of an Intervening Event, include a written description in reasonable detail of such Intervening Event and, in the case of a Superior Proposal, attach the most current version of the proposed agreement relating such Superior Proposal (including all schedules and exhibits thereto) or if there is no proposed agreement, a description in reasonable detail of the material terms and conditions of such Superior Proposal, including the identity of the Person making such Superior Proposal, (ii) during the applicable five Business Day period, if requested by Parent, the Company and its Representatives will have engaged (and the Company will have caused its Representatives and the Representatives of the Company Subsidiaries to have engaged) in good faith negotiations with Parent and will consider any binding proposal by Parent to amend this Agreement in a manner that obviates the need for a Change in Recommendation or termination of this Agreement pursuant to Section 9.1(d)(ii), as applicable, and (iii) Parent does not make, within five Business Days after the receipt of such notice, a binding proposal that the Board of Directors of the Company determines in good faith (taking into account any revisions to the terms of the transaction contemplated by this Agreement proposed by Parent as provided in this Section 6.5(e)), after consultation with its outside legal counsel and financial advisors of nationally recognized reputation, obviates the need for a Change in Recommendation or termination of this Agreement pursuant to Section 9.1(d)(ii), as applicable. If there is any material change in the facts or circumstances relating to the Intervening Event or to the terms and conditions of the Superior Proposal, or the Company receives a Superior Proposal from another Person, then the provisions of this Section 6.5(e) will also be applicable with respect to each Change in Recommendation relating to any such changed Intervening Event or amended or additional Superior Proposal.

(f) Notwithstanding any Change in Recommendation, the Board of Directors of the Company will continue to comply with its obligations under Section 6.2 and Section 6.3 and will submit this Agreement to the stockholders of the Company for the purpose of obtaining the Stockholder Approval unless this Agreement has been terminated prior to the date of the Stockholders Meeting, or any adjournment or postponement thereof, in accordance with Article IX.

(g) As promptly as practicable after the receipt by the Company of any Acquisition Proposal or any request to engage in discussions or negotiations with respect to an Acquisition Proposal, and in any case by within 48 hours after the receipt thereof, the Company will provide oral and written notice to Parent of such Acquisition Proposal or request, the identity of the Person making any such Acquisition Proposal or request and the material terms and conditions of such Acquisition Proposal or request, including a copy of any such written Acquisition Proposal (and any amendments or modifications thereto) or request, as applicable. The Company will keep Parent informed on a reasonably prompt basis of the status of any such Acquisition Proposal or request and any modifications thereto.

(h) Nothing contained in Section 6.3(b) or this Section 6.5 will prohibit the Company from taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 or Rule 14e-2 under the Exchange Act with respect to any Acquisition Proposal; provided that (i) any “stop, look and listen” or similar communication will not be prohibited, (ii) any statement of position pursuant to Rule 14d-9(f) under the Exchange Act, or any similar communication to the stockholders of the Company, will be deemed to be a Change in Recommendation if it meets the requirements set forth in Section 6.3(b), and (iii) neither the Company or the Board of Directors of the Company may effect a Change in Recommendation except in accordance with Section 6.5(e).

(i) The Company will promptly inform its and the Company Subsidiaries’ respective Representatives of the restrictions set forth in this Section 6.5. Any breach or violation of the restrictions set forth in this Section 6.5 by any Company Subsidiary or any Representative of the Company or any Company Subsidiary will be deemed to be a breach or violation of this Section 6.5 by the Company.

Section 6.6 Confidentiality Agreements. From and after the date of this Agreement and prior to earlier of the Effective Time or the date of the termination of this Agreement in accordance with Article IX, the Company will use its reasonable best efforts to enforce in all material respects, the confidentiality and non-use in any nondisclosure agreements, confidentiality agreements and similar Contracts to which the Company or any of the Company Subsidiaries is or becomes a party or beneficiary relating to any Acquisition Proposal, including any Acquisition Proposal made after the date of this Agreement, and will not, and will cause the Company Subsidiaries and its and their Representatives not to, without Parent’s prior written consent, terminate, release, modify, amend or waive the confidentially or non-use provisions of any such confidentiality agreement in connection with an Acquisition Proposal, and will enforce such restrictions to the fullest extent permitted by applicable Law in the event of a material breach by the other party to such confidentiality agreement.

Section 6.7 Rights Plan and Protective Provisions; State Takeover Laws. If (a) any provision of the Rights Plan or the Protective Provisions or (b) any “fair price,” “business combination” or “control share acquisition” statute or other similar statute or regulation is or becomes applicable to, or restricts or limits in any manner, the transactions contemplated by this Agreement, the Voting Agreement, the Merger or any of the other transactions contemplated by this Agreement, the Company and its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and will otherwise act to minimize the effects of any such provision, statute or regulation on the transactions contemplated by this Agreement.

Section 6.8 Section 16 of the Exchange Act. Prior to the Effective Time, the Company will take all such steps as may be required to cause any dispositions of the Company equity securities (including derivative securities with respect to Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.9 Stockholder Litigation. The Company will promptly advise Parent of any Proceeding brought by any stockholder of the Company against the Company or its directors or officers relating to this Agreement or the transactions contemplated by this Agreement and will keep Parent reasonably informed regarding any such litigation. Each of the Company and Parent will cooperate and consult with one another in connection with any stockholder litigation relating to this Agreement or the transactions contemplated by this Agreement. The Company will give Parent the opportunity to participate in, subject to a customary joint defense agreement, and will give due consideration to Parent’s advice with respect to such litigation, but the Company will control the defense or settlement, if any, of any such litigation; provided that in the event that a proposed settlement (a) would prevent, materially impair or materially delay the consummation of Merger or (b) involve the matters set forth on Section 6.9 of the Company Disclosure Letter, then the Company will not enter into such settlement without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

Section 6.10 Cooperation. Each Party will, and will cause its respective Subsidiaries and their respective Representatives to, cooperate with the other Party and its respective Representatives and provide all financial and other information reasonably requested by the other Party from time to time in order to permit the other Party to comply with its obligations under applicable Law in connection with the transactions contemplated by this Agreement. All Confidential Information regarding the disclosing Party obtained by the receiving Party or its Representatives pursuant to this Section 6.10 will be subject to the confidentiality obligations set forth in Section 6.4.

Section 6.11 Financing Assistance.

(a) The Company will, and will cause its Subsidiaries and its Representatives to, at the expense of Parent, use its and their reasonable best efforts to provide such cooperation as may be reasonably requested by Parent, to assist Parent in arranging, obtaining or syndicating the Debt Financing, the Alternative Financing or any debt or equity financing undertaken in any form in replacement of all or any portion of such Debt Financing or Alternative Financing or otherwise for the purposes of financing the Merger Consideration and the other Required Payments. Without limiting the generality of the foregoing, upon the reasonable request by Parent, the Company will and will cause its Subsidiaries and its Representatives to use its and their reasonable best efforts to:

(i) as promptly as reasonably practicable provide information (financial or otherwise) relating to the Company to the Financing Sources (including information to be used in the preparation of an information package regarding the business, operations, financial condition, financial projections and prospects of Parent and the Company customary for the completion of such financing) to the extent reasonably requested by Parent or the Financing Sources to prepare customary offering or information documents to be used for the completion of the Debt Financing, including participation in any drafting sessions;

(ii) reasonably cooperate and assist with the due diligence, ratings agency process and marketing efforts of Parent, its Representatives and the Financing Sources, including participation by officers and other representatives, with appropriate seniority and expertise, in a reasonable number of investor meetings, presentations, sessions with ratings agencies, due diligence sessions and road shows, at times and at locations reasonably requested by Parent and upon reasonable advance notice;

(iii) reasonably assist in preparing customary prospectuses, offering memoranda, confidential information memoranda, rating agency presentations, lender presentations, financial statements, private placement memoranda, prospectuses, filings with the SEC and other similar documents, including delivery of and consenting to the inclusion or incorporation in any SEC filing related to the Debt Financing or the Alternative Financing of (A) audited consolidated balance sheets and related audited statements of income, comprehensive income, stockholders’ equity and cash flows of the Company for each of the three fiscal years most recently ended at least 75 days prior to the Closing Date (and internal control reports and audit reports for such financial statements, which will not be subject to any “going concern” qualifications), (B) unaudited consolidated balance sheets and related unaudited statements of income, comprehensive income, stockholders’ equity and cash flows of the Company for each subsequent fiscal quarter ended at least 45 days prior to the Closing Date, and (C) all other historical financial and other information regarding the Company reasonably necessary to permit Parent to prepare pro forma financial statements required or customary for the Debt Financing and a securities offering contemplated by the Debt Financing or the Alternative Financing;

(iv) make available, on a customary and reasonable basis and upon reasonable notice, appropriate personnel, including Representatives of the Company and its Subsidiaries, documents and information relating to the Company and its Subsidiaries, in each case, as may be reasonably requested by Parent, the Financing Sources or as may be requested by the SEC in connection with the completion of the Debt Financing or Alternative Financing;

(v) reasonably facilitate the pledge of collateral required under the Debt Commitment Letter to be delivered and become effective at the Closing as may be reasonably requested by Parent (it being acknowledged that no such pledge may become effective other than concurrently with the Closing Date and the termination of certain of the Company’s existing financing arrangements), and assisting Parent, the Financing Sources and their respective Representatives in obtaining customary payoff letters, Lien releases, instruments of termination or discharge (in each case only to the extent such Indebtedness is required to be repaid in full on the Closing Date or in respect of which a default or event of default would arise as a result of the consummation of the transactions contemplated hereunder) and in each case to be effective upon receipt in cash of the payoff amount;

(vi) obtain any necessary consents from the Company’s independent public accounting firm in connection with the Debt Financing or the Alternative Financing;

(vii) in connection with any securities offering contemplated as part of the Debt Financing or the Alternative Financing, (A) obtain customary comfort letters from the Company’s independent public accounting firm, (B) cause the Company’s independent public accounting firm to consent to the inclusion or incorporation of their audit reports with respect to the financial statements of the Company provided pursuant to Section 6.11(a)(iii) in any filing or registration statement with the SEC or any prospectus, offering memoranda, private placement memoranda or similar documentation, including by providing customary representation letters, and (C) cause the Company’s independent public accounting firm to cooperate with Parent and its Representatives, including by participating in any accounting due diligence sessions;

(viii) subject to customary confidentiality provisions, provide customary authorization letters to the Financing Sources authorizing the distribution of information to prospective lenders or investors;

(ix) provide or cause to be provided any customary certificates or opinions as may reasonably be requested in connection with the Debt Financing and the Alternative Financing; and

(x) provide all reasonably available information about the Company and its Subsidiaries to the extent required under applicable “know your customer” and anti-money laundering rules and regulations, including under the USA PATRIOT Act of 2001.

(b) Notwithstanding Section 6.11(a), (i) neither the Company nor any of its Subsidiaries will be required to pay any commitment or other similar fee or incur, prior to the Closing, any other liability or obligation in connection with the Debt Financing, (ii) none of the Company, its Subsidiaries or their respective officers, directors, employees or advisors will be required to execute or enter into or perform any agreement (including any opinion, solvency certificate or other deliverable) with respect to the Debt Financing that is not contingent upon the Closing occurring or that would be effective prior to the Closing (other than authorization letters contemplated by Section 6.11(a)(vii)) and the boards of directors or other equivalent governing bodies of the Company, Parent, Merger Sub or the Surviving Corporation will not be required to enter into or provide any resolutions, consents, approvals or other closing arrangements on behalf of the Company and its Subsidiaries as may be required by the Financing Sources pursuant to the Debt Commitment Letter that are effective prior to the Closing, (iii) nothing herein will obligate the Company or any of its Subsidiaries to provide or cause to be provided any information or take or cause to be taken any action to the extent it would result in a violation of applicable Law or such Person’s respective organizational documents, loss of any legal privilege or a default, event of default, or acceleration under, or termination of any Contract in effect on the date of this Agreement, and (iv) nothing herein will obligate the Company or any of its Subsidiaries to take any action that would (x) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries or (y) cause any condition to the Closing set forth herein to not be satisfied or otherwise cause any breach of this

Agreement. Parent will, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries in satisfying its obligations under this Section 6.11.

(c) Parent will indemnify and hold harmless the Company and each of its Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) suffered or incurred in connection with any financing or other securities offering of Parent or its Subsidiaries or any assistance or activities provided in connection therewith; provided that Parent will have no obligation to indemnify or hold harmless any such Person to the extent that any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties are suffered or incurred as a result of the gross negligence, willful misconduct or fraud of the Company as determined by a court of competent jurisdiction in a final non-appealable verdict.

(d) In no event will the receipt or availability of any funds or financing (including the Debt Financing contemplated by the Debt Commitment Letter) by or to Parent or any other financing transaction be a condition to any of the obligations of Parent hereunder.

Section 6.12 Liability Management.

(a) The Company will provide Parent reasonable assistance in connection with (i) the repayment, redemption or satisfaction and discharge of any Indebtedness of the Company or any Company Subsidiary, including the Company Notes, Company IRBs or Company Credit Agreement, as applicable (a “Debt Payoff”), and (ii) any tender offers, exchange offers or consent solicitations (each, a “Debt Offer”) to holders of Company Notes; provided that:

(i) if and to the extent requested by Parent prior to the Effective Time, the Company or a Subsidiary of the Company will, subject to the terms of this Section 6.12, commence a Debt Offer on terms determined by Parent after reasonable consultation with the Company; provided that neither the Company nor any Company Subsidiary will have any obligation to make any Debt Payoff;

(ii) subject to the Company’s obligations hereunder, the Company will have a reasonable opportunity to review and comment on all offers to purchase, solicitation statements or any other materials to be transmitted to debt holders, or otherwise used in connection with any Debt Payoff or Debt Offer;

(iii) at the time of commencement of any such Debt Payoff or Debt Offer, Parent and Merger Sub have performed or complied in all material respects with all of their agreements and covenants required by this Agreement to be performed on or prior to the time that the Debt Payoff or Debt Offer, as applicable, is to be commenced;

(iv) the Company will retain, as may reasonably be required and at Parent’s expense, the financial institutions and other parties reasonably requested by Parent and reasonably acceptable to the Company to act as dealer managers, information agents, solicitation agents, depositaries or other agents to provide assistance in connection with any Debt Offers and the Company will enter into customary dealer manager agreements, consent solicitation agreements, information agent agreements, depositary agreements and other agreements in connection therewith;

(v) notwithstanding anything in this Agreement to the contrary, in no event will the Company, any of its Subsidiaries, Parent or any of its Subsidiaries have any obligation to authorize, adopt or execute any supplemental indenture to the Company Notes Indenture or other agreement relating to a Debt Payoff or Debt Offer that would become effective prior to the Closing Date;

(vi) any Debt Payoff or Debt Offer will be at the expense of Parent;

(vii) the closing of any Debt Payoff or Debt Offer will be expressly conditioned on the Closing (unless any such Debt Payoff or Debt Offer is commenced after the Closing); and

(viii) any Debt Payoff or Debt Offer will be conducted in all material respects in compliance with applicable Law.

(b) The Company will reasonably cooperate with Parent in the preparation of the necessary and appropriate documentation in connection with any solicitation of and offers to holders of the Company Notes pursuant to the Debt Payoff or Debt Offers, including any customary offers to purchase, redemption notices, consent solicitation statements, offering memoranda, letters of transmittal and ancillary documents, including any amendment or supplements thereto, necessary for each Debt Payoff or Debt Offer and other related documents (collectively, the “Debt Offer Documents”). If at any time prior to the completion of the Debt Payoff or Debt Offers, any information in the Debt Offer Documents is discovered by the Company or Parent making it necessary to amend the Debt Offer Documents to ensure that the Debt Offer Documents do not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, the Company will promptly notify Parent, and an appropriate amendment or supplement describing such information will be disseminated promptly to the holders of the Company Notes.

(c) Notwithstanding any other provision of this Agreement, Parent will indemnify and hold harmless the Company and any Company Subsidiary and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses (including reasonable attorneys’ fees), interest, awards, judgments and penalties suffered or incurred in connection with any and all of the matters contemplated by this Section 6.12 (other than arising from a material misstatement or omission on the part of the Company or any Company Subsidiary), whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated. Parent will, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs (including reasonable attorneys’ fees) incurred by the Company and any Company Subsidiary in connection with this Section 6.12, whether or not the transactions contemplated by this Agreement are consummated or this Agreement is terminated.

(d) Notwithstanding anything in this Agreement to the contrary, (i) Parent acknowledges and agrees that the consummation of any Debt Payoffs or Debt Offers is not a condition to Closing under this Agreement, and (ii) the Company’s obligations in this Section 6.12 are subject to Parent’s written confirmation that, at the time of Parent’s request for assistance pursuant to Section 6.12(a), Parent’s representation in Section 5.5(a) remains true and correct and that Parent has, and will have, funds sufficient to satisfy any Debt Payoff or Debt Offer.

Section 6.13 Deregistration and Delisting. The Company will cooperate with Parent in taking or causing to be taken all actions necessary to delist the Common Stock from the NYSE and any other applicable securities exchange, and terminate its registration under the Exchange Act as promptly as practicable after the delisting; provided that such delisting and termination will not be effective until the Closing Date.

Section 6.14 Cooperation Relating to UBBP Companies.

(a) The Company will, and will cause its Subsidiaries and will direct its Representatives to, reasonably cooperate with Parent and Parent’s Representatives in connection with (i) delivering any notices and other information relating to this Agreement that may be required to be provided pursuant to the UBBP Shareholders Agreement, or as may be otherwise reasonably requested by Parent (subject to any confidentiality obligations owed to third parties) and (ii) facilitating discussions with the other shareholders of the UBBP Companies regarding the business relationship from and after the Closing Date between Parent, the Company and UBBP Companies. Prior to the Effective Time, the Company and Parent agree to undertake the actions set forth in Section 6.14 of the Company Disclosure Letter.

(b) Nothing in this Section 6.14 requires the Company to do, or omit to do, anything which, in the Company’s reasonable opinion, (i) is or would be inconsistent with applicable Law or Governmental Authority (including any undertakings required by a Governmental Authority) or (ii) would constitute a breach or default of the Company or any Company Subsidiary under the UBBP Shareholders Agreement or any obligation of confidentiality owed to a third party.

ARTICLE VII

ADDITIONAL AGREEMENTS

Section 7.1 Consents and Approvals.

(a) Prior to the Closing, each of Parent and the Company will use, and will cause their respective Subsidiaries to use, their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Law to consummate and make effective in the most expeditious manner possible the Merger and the other transactions contemplated by this Agreement, including (i) determining all necessary filings, notices, petitions, clearances, statements, registrations, submissions of information, applications and other documents to consummate the Merger and the other transactions contemplated by this Agreement (including from Governmental Authorities or third parties), (ii) preparing and filing as promptly as practicable all documentation to effect such filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (iii) the satisfaction of the conditions to consummating the transactions contemplated by this Agreement, (iv) taking actions necessary to obtain (and to cooperate with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any Governmental Authority (which actions will include furnishing all information required under the HSR Act and other applicable Competition Laws and Foreign Investment Laws and in connection with (A) obtaining such approvals, authorizations, clearances, consents or exemptions under the HSR Act and such other applicable Competition Laws and Foreign Investment Laws for the jurisdictions set forth in Section 7.1(b) (collectively, “Antitrust Approvals”) or (B) filings with any Governmental Authority) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries or Affiliates in connection with the transactions contemplated by this Agreement or the taking of any action contemplated by this Agreement, and (v) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Prior to the Closing, the Company will use, and will cause the Company Subsidiaries to use, reasonable best efforts to cooperate with Parent to obtain consents and waivers required from parties to Company Contracts that have not been obtained;

provided that (i) none of the Company or the Company Subsidiaries will be required to make any payments, incur any liability or obligation, or offer or grant any accommodation (financial or otherwise) to any such third party in connection with obtaining any such consent or waiver and (ii) in no event will the failure to obtain any such consent or waiver in and of itself be a condition to any of the obligations of Parent or the Merger Sub to effect the Closing.

(b) In furtherance and not in limitation of the foregoing, each of Parent and the Company will (i) make or prepare, or cause to be made or prepared, the documents, forms, filings or submissions required of such Party under the HSR Act and any other applicable Competition Laws and Foreign Investment Laws for the jurisdictions set forth in Section 7.1(b) of the Company Disclosure Letter with respect to the transactions contemplated by this Agreement as promptly as practicable after the date of this Agreement and in any event (A) in the case of the HSR Act, within 15 Business Days after the date of this Agreement and (B) in the case of all other jurisdictions set forth in Section 7.1(b) of the Company Disclosure Letter, within 30 Business Days after the date of this Agreement, unless otherwise mutually agreed by the Parties, (ii) seek early termination of any applicable waiting periods, (iii) comply at the earliest practicable date with any request for additional information, documents or other materials (including a “second request” under the HSR Act) received by such Party from the United States Federal Trade Commission (the “FTC”), the Antitrust Division of the United States Department of Justice (the “DOJ”) or any other Governmental Authority under any applicable Competition Laws or Foreign Investment Laws with respect to such filings or such transactions, and (iv) act in good faith and reasonably cooperate with the other Party in connection with any such filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other applicable Competition Laws and Foreign Investment Laws with respect to any such filing or any such transaction. The filing fees relating to any such filings under the HSR Act and any other Competition Laws will be paid by the Party required to pay such filing fees under applicable Law.

(c) Notwithstanding anything herein to the contrary, neither Parent nor the Company, without the other Party’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed), will (i) enter into any timing, settlement or similar agreement, or otherwise agree or commit to any arrangement, that would have the effect of extending, suspending, lengthening or otherwise tolling the expiration or termination of the waiting period applicable to the Merger under the HSR Act or (ii) enter into any timing or similar agreement, or otherwise agree or commit to any arrangement, that would bind or commit the Parties not to complete the Merger (or that would otherwise prevent or prohibit the Parties from completing the Merger). Neither Parent nor the Company will take or permit any of their respective Subsidiaries or Affiliates to take any action that would reasonably be expected to prevent, materially delay or materially impede the receipt of Antitrust Approvals.

(d) Parent will control all decisions and determinations with respect to the manner of satisfying all waiting periods under the HSR Act and other applicable Competition Laws and Foreign Investment Laws in connection with the transactions contemplated by this Agreement, subject to the obligations set forth in this Section 7.1, including to consult and cooperate with the Company. To the extent not prohibited by applicable Law, each of Parent and the Company will use its reasonable best efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement or any other written materials made to or received from any applicable Governmental Authority; provided that materials may be redacted (i) to remove references concerning the valuation of Parent, the Company or any of their Subsidiaries, (ii) as necessary to comply with contractual arrangements and (iii) as necessary to address reasonable privilege or confidentiality concerns. Each of Parent and the Company will (A) give the other Party reasonable and prompt prior notice of any communication with, and any proposed understanding, undertaking or Contract with, any Governmental Authority regarding any such filings or any such transaction, (B) permit the other Party to review and discuss in advance, and consider in good faith the views of the other Party in connection with, any analyses, presentations, memoranda, briefs, written arguments, opinions, written proposals or other materials to be submitted to any Governmental Authority with respect to any such filings or other communications, and (C) keep the other Party informed as to the status of any request, inquiry, objection, charge or other action, actual or threatened, by or before any Governmental Authority with respect to the transactions contemplated by this Agreement. Neither Parent nor the Company will independently participate in any substantive meeting, or engage in any substantive conversation, with any Governmental Authority in respect of any such filings, investigation or other inquiry without giving such other Party prompt prior notice of the meeting or conversation and, unless prohibited by any such Governmental Authority, the opportunity to attend or participate in such meeting or conversation. Each of Parent and the Company will use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the HSR Act or any other applicable Competition Laws or Foreign Investment Laws. Each of Parent and the Company will use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or any other applicable Competition Laws or Foreign Investment Laws with respect to the transactions contemplated by this Agreement as promptly as possible after the date of this Agreement. Without limiting the generality of any of the obligations in this Section 7.1 and subject to Section 7.1(e), (i) if any Proceeding is instituted (or threatened to be instituted) challenging any of the transactions contemplated by this Agreement as violative of the HSR Act or any Competition Laws or Foreign Investment Laws, each of Parent and the Company will, and will cause their respective Subsidiaries and Affiliates to, cooperate and use its reasonable best efforts to vigorously contest and resist any such Proceeding, and (ii) each of Parent and the Company will, and will cause their respective Subsidiaries and Affiliates to, cooperate and use its reasonable best efforts to avoid the entry of (or, if such is entered, to have vacated, lifted, reversed or overturned) any decree, judgment, injunction or other Order, whether temporary, preliminary or permanent, that prohibits, prevents, restricts or delays the consummation of the Merger or any of the other transactions contemplated by this Agreement, including by vigorously pursuing all available avenues of administrative and judicial appeal. Subject to Section 7.1(e), Parent will, and will cause its Affiliates to, defend through litigation on the merits any Proceeding by any Governmental Authority in order to avoid entry of, or to have vacated or terminated, any decree, Order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing prior to the End Date. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 7.1 will limit the right of any Party to terminate this Agreement pursuant to Section 9.1, so long as such Party hereto has, up to the time of termination, complied in all respects with its obligations under this Section 7.1.

(e) Parent will, and will cause its Subsidiaries and Affiliates to, take all actions necessary to procure, as promptly as reasonably possible (and in any event no later than the End Date), any and all Antitrust Approvals that would, if not procured, otherwise have the effect of materially delaying or preventing the consummation of the transactions contemplated by this Agreement, including in accordance with the timing benchmarks set forth in Section 7.1(e) of the Company Disclosure Letter, (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture or disposition of such businesses, product lines or assets of Parent and its respective Subsidiaries and Affiliates and (ii) otherwise taking or committing to take actions that, after the Closing Date, would limit Parent’s or its Subsidiaries’ or Affiliates’ freedom of action with respect to, or its or their ability to retain, one or more of the businesses, product lines or assets of Parent and its respective Subsidiaries or Affiliates, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any preliminary or permanent injunction, in any Proceeding under the HSR Act or any other applicable Competition Law or Foreign Investment Law, which would otherwise have the effect of preventing the Closing, and in that regard, Parent will agree to divest, sell, dispose of, hold separate, or otherwise take or commit to take any action that limits its freedom of action with respect to, or Parent or Parent’s Subsidiaries’ or Affiliates’ ability to retain, any of the businesses, product lines or assets of Parent or any of their respective Subsidiaries or Affiliates.

Section 7.2 Employee Matters.

(a) Subject to Section 2.7, from and after the Effective Time, Parent will cause the Surviving Corporation to honor in accordance with their terms all Benefit Plans and compensation arrangements and agreements of the Company and the Company Subsidiaries as in effect immediately prior to the Effective Time. Effective as of the Effective Time and during the period from the Effective Time until December 31 of the calendar year following the calendar year in which the Closing occurs (the “Continuation Period”), Parent will provide, or will cause the Surviving Corporation to provide to each employee of the Company and the Company Subsidiaries who continues to be employed by Parent or the Surviving Corporation or any of their respective Subsidiaries following the Effective Time (collectively, the “Continuing Employees”), (i) an annual base salary or wage rate and target and maximum short-term annual incentive compensation opportunities that are no less than those provided to such Continuing Employee immediately prior to the Closing, (ii) target and maximum long-term cash incentive compensation opportunities that are no less than the target and maximum cash value assumptions that were used when granting target equity-based incentive compensation opportunities to such Continuing Employee prior to the Closing, (iii) to the extent not otherwise duplicative with other benefits, retirement benefits and accruals under the applicable Benefit Plans in accordance with the Company’s past practices, (iv) severance benefits upon an involuntary termination without cause (or termination for good reason, if applicable) at least equal to the severance benefits upon an involuntary termination without cause (or termination for good reason, if applicable) that would have been provided to each such Continuing Employee in the event of an involuntary termination without cause (or termination for good reason, if applicable) under the Benefit Plans of the Company and the Company Subsidiaries, without amendment, as currently in effect on the date of this Agreement or as required by applicable Law, and (v) to the extent not otherwise duplicative with employee benefits otherwise described in this Section 7.2(a), employee benefits that are at least as favorable in the aggregate as the employee benefits provided to such Continuing Employee immediately prior to the Closing under the Benefit Plans of the Company and the Company Subsidiaries.

(b) Following the Closing Date, Parent will, or will cause the Surviving Corporation to, cause any employee benefit plans sponsored or maintained by Parent or the Surviving Corporation or their Subsidiaries in which the Continuing Employees are eligible to participate following the Closing Date (collectively, the “Post-Closing Plans”) to recognize the service of each Continuing Employee with the Company and the Company Subsidiaries (and any predecessor thereto) prior to the Closing Date for purposes of eligibility, vesting and level of benefits under such Post-Closing Plans; provided that such recognition of service will not (i) operate to duplicate any benefits of a Continuing Employee with respect to the same period of service or (ii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) which corresponds to a Benefit Plan of the Company or the Company Subsidiaries that did not recognize such period of service or that did not provide credit for prior service or (C) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any Post-Closing Plan that provides medical, dental or vision insurance benefits, for the plan year in which such Continuing Employee is first eligible to participate during the Continuation Period, Parent will (i) cause any pre-existing condition limitations or eligibility waiting periods under such plan to be waived with respect to such Continuing Employee to the extent such limitation would have been waived or satisfied under the Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time and (ii) credit each Continuing Employee for any co-payments or deductibles incurred by such Continuing Employee in such plan year under the corresponding Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such Post-Closing Plan. Such credited expenses will also count toward any annual or lifetime limits, treatment or visit limits or similar limitations that apply under the terms of the applicable Post-Closing Plan.

(c) Notwithstanding anything contained herein to the contrary, with respect to any Continuing Employees who are covered by a collective bargaining agreement or who are based outside of the United States, Parent’s obligations under this Section 7.2 will be modified or adjusted as necessary or appropriate to comply with any obligations under the applicable collective bargaining agreement or under the Laws of the foreign countries and political subdivisions thereof in which such Continuing Employees are based.

(d) Parent hereby acknowledges that a “change in control” of the Company or other event with similar import, within the meaning of the Benefit Plans that contain such terms, will occur upon the Effective Time. From and after the Effective Time, Parent will, and Parent will cause the Surviving Corporation to, honor, in accordance with the terms thereof as in effect as of the date hereof, each employment agreement and change in control severance agreement to which the Company or any Company Subsidiary is a party prior to or as of the Effective Time, including any obligation set forth in such agreement to deposit amounts in a grantor trust.

(e) This Agreement is not intended by the Parties to (i) constitute an amendment to any Benefit Plan, (ii) obligate Parent, the Surviving Corporation or any of their Affiliates to maintain any particular compensation or benefit plan, program, policy, agreement or arrangement or (iii) create any obligation of the Parties with respect to any employee benefit plan of Parent, the Surviving Corporation or any of their Affiliates. Nothing contained in this Agreement, express or implied, is intended to confer upon any employee any benefits under any employee benefit plan, program, policy, agreement or arrangement, including severance benefits, or the right to employment or continued employment with Parent, the Surviving Corporation or any of their Affiliates for any period by reason of this Agreement.

Section 7.3 Fees and Expenses. Except as otherwise provided in this Agreement, whether or not the Merger is consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement will be paid by the Party incurring such fees and expenses.

Section 7.4 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, Parent will and Parent will cause the Surviving Corporation to (i) indemnify and hold harmless, against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Proceeding, whether civil, criminal, administrative or investigative, and provide advancement of expenses to, all past and present directors and officers of the Company and the Company Subsidiaries (in all of their capacities) (the “Indemnified Persons”) (A) to the same extent such Indemnified Persons are indemnified or exculpated or have the right to advancement of expenses as of the date of this Agreement by the Company pursuant to the Company’s Constituent Documents and indemnification Contracts, if any, in existence on the date of this Agreement with the Indemnified Persons and (B) without limitation to clause (A), to the fullest extent permitted by Law, (ii) honor and will not amend the provisions regarding elimination of liability of directors, indemnification of directors and officers and advancement of expenses contained in the Company’s Constituent Documents immediately prior to the Effective Time, and (iii) maintain for a period of six years after the Effective Time policies of directors’ and officers’ liability insurance and fiduciary liability insurance (“D&O Insurance”) covering each person covered by the Company’s current D&O Insurance as of the Effective Time, providing for at least the same coverage and amounts as, and containing terms and conditions which are no less favorable to the insured than, such current D&O Insurance, with respect to claims arising from facts or events that occurred on or before the

Effective Time, including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement. Notwithstanding the foregoing, in no event will the Surviving Corporation be required to expend for any one coverage year more than 300 percent of the current annual premium expended by the Company and the Company Subsidiaries as set forth in Section 7.4(a) of the Company Disclosure Letter to maintain or procure such D&O Insurance immediately prior to the Effective Time (such amount, the “Maximum Annual Premium”). If the annual premiums of such insurance coverage exceed the Maximum Annual Premium, the Surviving Corporation will be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium. In lieu of the foregoing insurance coverage, the Company may purchase “tail” insurance coverage, at a cost no greater than the six times the Maximum Annual Premium, that provides coverage not less favorable than the coverage described above.

(b) The rights of each Indemnified Person hereunder will be in addition to, and not in limitation of, any other rights such Indemnified Person may have under the Constituent Documents of the Company or any of the Company Subsidiaries or the Surviving Corporation, any other indemnification Contract, the DGCL or otherwise.

(c) The provisions of this Section 7.4 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Persons and his or her heirs. In the event that the Surviving Corporation or any of its respective successors or assigns consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger or transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of the Surviving Corporation will assume and comply with the obligations set forth in this Section 7.4.

(d) The obligations of the Surviving Corporation under this Section 7.4 will not be terminated or modified in such a manner as to adversely affect any Indemnified Person without the consent of such Indemnified Person, it being expressly agreed that the Indemnified Persons will be third party beneficiaries of this Section 7.4. Parent will honor, guaranty and stand as a surety for, and will cause the Surviving Corporation and its Subsidiaries and successors to honor and comply with, in accordance with their respective terms, each of the covenants contained in this Section 7.4 without limit as to time.

Section 7.5 Public Announcements. The initial press release regarding the announcement of this Agreement will be prepared jointly by the Company and Parent, and thereafter none of the Company, Parent nor any of their respective Affiliates will issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior consultation of the other Party and giving the other Party the opportunity to review and comment on such press release or other public announcement, except as required by applicable Law, by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority, or as may be requested by a Governmental Authority. Notwithstanding the foregoing, the provisions of this Section 7.5 will cease to apply from and after the time of any Change in Recommendation.

Section 7.6 Notice of Certain Events. Each of Parent and the Company will promptly notify the other after receiving or becoming aware of (a) the occurrence, or non-occurrence of any event which would be reasonably likely to cause any condition to the Merger to be unsatisfied by the End Date and (b) any failure of Parent or the Company, as the case may be, to comply with or satisfy in all material respects any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided that (i) the delivery of any notice pursuant to this Section 7.6 will not limit or otherwise affect the remedies available under this Agreement to the Party receiving such notice and (ii) a failure to comply with this Section 7.6 will not constitute the failure of any condition set forth in Article VIII to be satisfied by the End Date unless the underlying change or event would independently result in the failure of a condition set forth in Article VIII to be satisfied by the End Date.

Section 7.7 Control of Operations. Without limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement will give either Party, directly or indirectly, the right to control, direct or influence the other Party’s operations prior to the Effective Time, and (b) prior to the Effective Time, each Party will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 7.8 Agreements Relating to Debt Financing.

(a) Parent will use its reasonable best efforts to take all actions and to do all things reasonably necessary to arrange and consummate the Debt Financing on the terms described in the Debt Commitment Letter, including using its reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) satisfy or cause to be satisfied on a timely basis (or, if determined advisable by Parent, obtain the waiver of) all terms and conditions applicable to Parent set forth in the Debt Commitment Letter that are within its control and (iii) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and conditions substantially comparable to those contemplated by the Debt Commitment Letter (or on other terms and conditions agreed by Parent and the Financing Sources). In the event that all conditions to the Debt Financing have been satisfied, Parent will fully enforce its rights under the Debt Commitment Letter and the definitive documentation related to the Debt Financing to cause the Financing Sources to fund such Debt Financing on the Closing Date.

(b) Parent will keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Debt Financing and any material developments with respect to the Debt Financing. Without limiting the generality of the foregoing, Parent will promptly notify the Company when it becomes aware of (i) the expiration or termination of the Debt Commitment Letter, (ii) any refusal by the Financing Sources to provide the full Debt Financing contemplated by the Debt Commitment Letter, (iii) any breach or default by any party to the Debt Commitment Letter or definitive document related to the Debt Financing, (iv) receipt of any written notice or other written communication from any Person with respect to any actual or alleged breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive document related to the Debt Financing, to the extent such expiration, termination, refusal, breach, default, notice or other written communication could reasonably be expected to prevent or materially delay the Closing or otherwise result in insufficient proceeds of the Debt Financing to consummate the transactions contemplated by this Agreement at the Closing, or (v) if the full amount of the Debt Financing otherwise becomes unavailable on the terms and conditions (including the “flex” provisions in the event such provisions are exercised in accordance with their terms) contained in the Debt Commitment Letter.

(c) Parent will not replace, amend or waive the Debt Commitment Letter, without the Company’s prior written consent, if such replacement, amendment or waiver (i) reduces the aggregate amount of the Debt Financing (unless Parent has increased its commitment to provide equity financing by the same reduced amount), (ii) effects any replacement, amendment, modification or waiver that would reasonably be expected to delay or prevent the Closing or make the funding of the Debt Financing less likely to occur or otherwise causes the terms and conditions (including any “flex” provisions and conditions to funding) for the Debt Financing, in the aggregate, to be materially less favorable to Parent or the Merger Sub as those in the Debt Commitment Letter, it being understood and agreed that in any event, Parent may amend the Debt Commitment Letter to (A) add lenders (to the extent such lenders are commercial banks or other financial institutions), arrangers, bookrunners, agents, managers or similar entities that have not executed the Debt Commitment Letter as of the date of this Agreement and consent to the assignment after the date of this Agreement of lending commitments under the Debt Commitment Letter to other lenders (to the extent such lenders are commercial banks or other financial institutions) or (B) increase the aggregate amount of the Debt Financing. Parent will promptly provide the Company with copies of any replacement, amendment or waiver of the Debt Commitment Letter that is permitted in accordance with this Agreement; provided that all such additional lenders and assignees agree to the confidentiality terms set forth in the Debt Commitment Letter.

(d) If funds in the amounts and on the terms set forth in the Debt Commitment Letter become unavailable to Parent on the terms and conditions set forth in the Debt Commitment Letter and such amounts are necessary to consummate the transactions contemplated by this Agreement (except in accordance with the express terms set forth in the Debt Commitment Letter (other than as a result of a breach, default or failure to satisfy a condition therefor by Parent) or unless concurrently replaced on a dollar-for-dollar basis by commitments subject to substantially the same conditions and on terms that are otherwise not materially less favorable in the aggregate to the Company and the Company Subsidiaries than those set forth in the Debt Commitment Letter from other financing sources or from proceeds of other sources of financing or cash), Parent will (i) use reasonable best efforts to obtain debt financing (“Alternative Financing”) in amounts as set forth in the Debt Commitment Letter on terms that will enable Parent to consummate the transactions contemplated hereby and that are not less favorable in the aggregate to the Company and the Company Subsidiaries than those contained in the Debt Commitment Letter in in place as of the date hereof (or as amended as permitted hereby) and (ii) promptly notify the Company of such unavailability and the reason therefor. Parent will promptly provide the Company with copies of any commitment letter associated with any Alternative Financing. If Parent proceeds with Alternative Financing, it will be subject to the same obligations with respect to the Alternative Financing as set forth in this Section 7.8 with respect to the Debt Financing. Parent will provide the Company with prompt written notice of the receipt of any notice or other communication from any Financing Source with respect to such Financing Source’s failure or anticipated failure to fund its commitments under any Debt Commitment Letter or definitive agreement in connection therewith. In addition, if funds in the amounts and on the terms set forth in the Debt Commitment Letter become unavailable to Parent on the terms and conditions set forth in the Debt Commitment Letter as a result of a breach, default or failure to satisfy a condition therefor by Parent, Parent will use its reasonable best efforts to cure or otherwise resolve any applicable breach, default or failure to satisfy any such condition precedent.

(e) In no event will the receipt or availability of any funds or financing by or to Parent or its Subsidiaries or any other financing transaction be a condition to any of the obligations of Parent and the Merger Sub hereunder.

Section 7.9 Parent Approval; Merger Sub Compliance. Immediately following the execution of this Agreement, Parent will cause C&G, as the sole stockholder of Merger Sub, to execute and deliver, in accordance with Section 251 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting the plan of merger contained in this Agreement. Parent will cause Merger Sub to comply with all of its obligations under or related to this Agreement.

ARTICLE VIII

CONDITIONS PRECEDENT

Section 8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger are subject to the satisfaction or waiver (if permissible under applicable Law) on or prior to the Effective Time of the following conditions:

(a) the Company must have obtained the Stockholder Approval;

(b) the waiting period under the HSR Act applicable to the Merger and the other transactions contemplated by this Agreement must have expired or been terminated and all consents, approvals or authorizations of, declarations or filings with or notices to any Governmental Authority pursuant to any other applicable Competition Law or Foreign Investment Law in connection with the consummation of the Merger and the transactions contemplated by this Agreement that are set forth in Section 7.1(b) of the Company Disclosure Letter must have been obtained and made and must be in full force and effect; and

(c) no Laws (whether temporary, preliminary or permanent) must have been enacted, enforced, entered, adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other Order, judgment, decision, opinion or decree must have been issued and remain in effect issued by a court or other Governmental Authority of competent jurisdiction, having the effect of restraining, enjoining, making illegal or otherwise prohibiting, restraining or enjoining consummation of the Merger or the other transactions contemplated by this Agreement (collectively, “Restraints”).

Section 8.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction, or waiver (if permissible under applicable Law) by Parent, on or prior to the Effective Time of the following additional conditions:

(a) each of the representations and warranties of the Company set forth in this Agreement (other than in the first sentence of Section 4.1, Section 4.3(a), the first sentence of Section 4.3(b), the first sentence of Section 4.3(c), Section 4.4, Section 4.5(a)(i), Section 4.6, Section 4.10(b) and Section 4.25) in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality,” “Material Adverse Effect” or similar qualification, must be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such time (except to the extent that any such representations and warranties expressly speak as of another date, in which case such representations and warranties will be true and correct as of such other date), except where the failure of such representations and warranties to be true and correct as so made had not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect; provided that notwithstanding the foregoing, (i) each of the representations and warranties of the Company set forth in the first sentence of Section 4.1, Section 4.4, Section 4.5(a)(i), Section 4.6 and Section 4.25, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality,” “Material Adverse Effect” or similar qualification, must be true and correct in all material respects as of the date of this Agreement and as of the Closing as though made on and as of such time (except to the extent that any such representations and warranties expressly speak as of another date, in which case such representations and warranties must be true and correct in all material respects as of such other date), (ii) each of the representations and warranties of the Company set forth in Section 4.3(a), the first sentence of Section 4.3(b) and the first sentence of Section 4.3(c) must be true and correct in all respects (in each case, other than de minimis breaches) as of the date of this Agreement and as of the Closing as though made on and as of such time (except to the extent that any such representations and warranties expressly speak as of another date, in which case such representations and warranties will be true and correct as of such other date) and (iii) the representation and warranty of the Company set forth in Section 4.10(b) must be true and correct in all respects as of the date of this Agreement and as of the Closing as though made on and as of such time. Parent must have received a certificate of the chief executive officer or the chief financial officer of the Company to such effect; and

(b) the Company must have performed or complied in all material respects with all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing, and Parent must have received a certificate of the chief executive officer or the chief financial officer of the Company to such effect.

Section 8.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver (if permissible under applicable Law) by the Company, on or prior to the Effective Time of the following additional conditions:

(a) each of the representations and warranties of Parent set forth in this Agreement, in each case made as if none of such representations and warranties contained any qualifications or limitations as to “materiality,” “material adverse effect” or similar qualification, must be true and correct as of the date of this Agreement and as of the Closing as though made on and as of such time (except to the extent that any such representations and warranties expressly speak as of another date, in which case such representations and warranties will be true and correct as of such other date), except where the failure of such representations and warranties to be true and correct as so made would not prevent or materially impair or materially delay the ability of Parent or Merger Sub to consummate the Merger; provided that notwithstanding the foregoing, each of the representations and warranties of Parent and Merger Sub set forth in Section 5.3 and Section 5.5 must be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representations and warranties expressly speak as of another date, in which case such representations and warranties must be true and correct in all material respects as of such other date). The Company must have received a certificate of a duly authorized officer of Parent to such effect; and

(b) each of Parent and Merger Sub must have performed or complied in all material respects with all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing and the Company must have received a certificate of duly authorized officer of Parent to such effect.

Section 8.4 Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in this Article VIII to be satisfied if such failure was materially contributed to by, or was the result of, such Party’s breach of any provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated by this Agreement, as required by, and subject to the conditions set forth in, Section 7.1.

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after receipt of the Stockholder Approval:

(a) by mutual written consent of Parent and the Company;

(b) by either Parent or the Company, if:

(i) the Merger has not been consummated by January 1, 2019 (the “End Date”), whether the End Date is before or after the date of the Stockholder Approval; provided that if, as of the date 10 Business Days prior to the End Date, all of the closing conditions set forth in Section 8.1 and Section 8.3 have been satisfied or waived (other than the closing condition set forth in Section 8.1(b) and those conditions that by their nature are to be satisfied at the Closing), then the End Date will automatically be extended to September 1, 2019 (with all references in this Agreement to the End Date thereafter being deemed to be references to the End Date as so extended);

(ii) any Restraint permitting restraining, enjoining or prohibiting the consummation of the Merger or making the Merger illegal is in effect and has become final and non-appealable; or

(iii) the Stockholder Approval is not obtained at the Stockholders Meeting or any adjournment or postponement thereof, in each case, at which a vote on the adoption of the Merger Agreement was taken;

(c) by Parent, if:

(i) the Company has breached or failed to perform any of, or there is any inaccuracy in, its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) is incapable of being cured by the Company or, if capable of being cured, is not cured prior to the earlier of the End Date and 30 days after the date written notice thereof is given by Parent to the Company and (B) would result in a failure of any condition set forth in Section 8.2(a) or Section 8.2(b); or

(ii) any Change in Recommendation has occurred; or

(d) by the Company:

(i) if Parent or Merger Sub has breached or failed to perform any of, or there is any inaccuracy in, its representations, warranties, covenants or agreements contained in this Agreement and such breach or failure to perform (A) is incapable of being cured by Parent or Merger Sub or, if capable of being cured, is not cured prior to the earlier of the End Date and 30 days after the date written notice thereof is given by the Company to Parent and (B) would result in a failure of any condition set forth in Section 8.3(a) or Section 8.3(b); or

(ii) prior to the receipt of the Stockholder Approval, in order to concurrently enter into a definitive written agreement with respect to a Superior Proposal; provided that the Company must have complied with Section 6.5(e).

Section 9.2 Effect of Termination. In the event of any termination of this Agreement as provided in Section 9.1, the obligations of the Parties under this Agreement will terminate and there will be no liability on the part of any Party with respect thereto, except for the confidentiality provisions of Section 6.4 and the provisions of this Section 9.2, Section 9.3 and Article X, each of which will remain in full force and effect; provided that no Party will be relieved or released from any liability or damages arising from fraud or any intentional and material breach of this Agreement.

Section 9.3 Termination Fee.

(a) The Company will pay to Parent, by wire transfer of cash in immediately available funds, $215,000,000 (the “Termination Fee”) if this Agreement is terminated under the following circumstances:

(i) if (A) this Agreement is terminated by either Parent or the Company pursuant to Section 9.1(b)(i), is terminated by either Parent or the Company pursuant to Section 9.1(b)(iii) or is terminated by Parent pursuant to Section 9.1(c)(i), and in any such case an Acquisition Proposal has become known to the Board of Directors of the Company or has been publicly announced or has otherwise become publicly known, at any time after the date of this Agreement and prior to date of the termination of this Agreement or, with respect to termination pursuant to Section 9.1(b)(iii), prior to the time of the taking of the vote of the stockholders of the Company at the Stockholders Meeting, and such Acquisition Proposal has not been withdrawn, and (B) within 12 months after the date of such termination, the Company’s Board of Directors recommends that stockholders vote in favor of, or tender their shares into, any Acquisition Proposal (including any Acquisition Proposal made after the date of the termination of this Agreement), or the Company enters into a Contract with respect to an Acquisition Proposal, or consummates the transaction contemplated by any Acquisition Proposal (including any Acquisition Proposal made after the date of the termination of this Agreement), then the Company will pay the Termination Fee concurrently with the date the Company consummates such transaction; provided that, for purposes of this Section 9.3(a)(i), all references to 15 percent included in the definition of the term “Acquisition Proposal” will be deemed to refer to 50 percent;

(ii) if this Agreement is terminated by Parent pursuant to Section 9.1(c)(ii), then the Company will pay the Termination Fee by the second Business Day following the date of such termination;

(iii) if this Agreement is terminated by the Company pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) and, at the time of such termination, Parent is entitled to terminate the Agreement pursuant to Section 9.1(c)(ii), then the Company will pay the Termination Fee in accordance with Section 9.3(c); or

(iv) if this Agreement is terminated by the Company pursuant to Section 9.1(d)(ii), then the Company will pay the Termination Fee in accordance with Section 9.3(c).

(b) Each of the Parties acknowledges that the amounts payable by the Company to Parent pursuant to this Section 9.3 are not a penalty, but rather constitute liquidated damages in a reasonable amount that will compensate Parent for the efforts and resources expended and opportunities foregone while proposing and negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision.

(c) Notwithstanding anything to the contrary in this Agreement, upon payment of the Termination Fee, the Company, the Company Subsidiaries and their respective former, current or future directors, stockholders, managers, members Affiliates and Representatives will have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby, other than as provided in this Section 9.3; provided that prior to the payment of the Termination Fee, if payable pursuant to Section 9.3(a)(iii) or Section 9.3(a)(iv), the Company will provide Parent with written notice of its intention to pay such Termination Fee and, within three Business Days after receipt of such written notice, Parent will be required to provide irrevocable and unconditional confirmation to the Company in writing that it intends to either (but not both) (i) receive payment of the Termination Fee, in which case such Termination Fee will be paid by the Company to Parent by wire transfer to the account designated by Parent in immediately available funds within two Business Days of such written confirmation or (ii) directly or indirectly, pursue an award of damages and/or equitable relief, subject to irrevocably and unconditionally agreeing not to (and causing its Affiliates not to) exercise, and agreeing to waive, any and all claims and rights Parent (or its Affiliates) may have to the Termination Fee. In the event that the Board of Directors of the Company has provided the advance written notice, pursuant to Section 6.5(e), of its intention to effect a Change in Recommendation or to authorize the Company to take any action pursuant to Section 9.1(d)(ii), Parent may, but will not be required to, deliver the confirmation contemplated in the previous sentence to the Company prior to the expiration of the five Business Day period contemplated in Section 6.5(e)(ii), in which event (A) Parent may terminate this Agreement pursuant to Section 9.1(c)(ii) and the Company will pay the Termination Fee due pursuant to Section

9.3(a)(iii) within two Business Days following the date of the termination of this Agreement or (B) the Company may terminate this Agreement pursuant to Section 9.1(d)(ii) and will pay the Termination Fee due pursuant to Section 9.3(a)(iv) on the date of, and as a condition to, the termination of this Agreement. Notwithstanding anything to the contrary herein, under no circumstances will Parent be entitled to receive both an award of monetary damages and payment of all or any portion of the Termination Fee.

(d) The Company acknowledges and agrees that the agreements contained in this Section 9.3 are an integral part of the transaction contemplated by this Agreement and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amounts due under this Section 9.3 and, in order to obtain such payment, Parent commences any Proceeding that results in a judgment against the Company for such amounts, the Company will pay interest on such amounts from the date payment of such amounts was due to the date of actual payment at the prime rate of the Bank of New York Mellon Corporation in effect on the date such payment was due, together with the costs and expenses (including reasonable legal fees and expenses) incurred by Parent in connection with such Proceeding.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Non-Survival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for those covenants and agreements contained in this Agreement and such other instruments that by their terms apply or are to be performed in whole or in part after the Effective Time and this Article X.

Section 10.2 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder will be in writing and sent by facsimile, by electronic mail or by internationally recognized express courier service and will be deemed given and effective on the earliest of (a) the date of transmission in the location of the recipient, if such notice or communication is delivered via electronic mail at the email address specified in this Section 10.2 or facsimile at the facsimile telephone number specified in this Section 10.2, in either case, prior to 5:00 p.m. on a Business Day in the location of the recipient and, in each case, a copy is sent on such Business Day by internationally recognized express courier service, (b) the Business Day in the location of the recipient after the date of transmission, if such notice or communication is delivered via electronic mail at the email address specified in this Section 10.2 or facsimile at the facsimile telephone number specified in this Section 10.2, in each case, later than 5:00 p.m. in the location of the recipient on any date and earlier than 12 midnight on the following date in the location of the recipient and a copy is sent no later than such date by internationally recognized express courier service or (c) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (a) and (b) above), the address for such notices and communications will be as follows:

If to Parent or Merger Sub, to:

Gebr. Knauf KG

Am Bahnhof 7
97346 Iphofen
Federal Republic of Germany
Facsimile:	+49 9323 31 470
Email:	schanow.joerg@knauf.de

Attention:	Jörg Schanow
General Counsel

with a copy (which will not constitute notice) to:

Baker & McKenzie LLP
300 East Randolph Street
Chicago, Illinois 60601
United States of America
Facsimile:	+1 312 861 2899
Email:	craig.roeder@bakermckenzie.com
thomas.hughes@bakermckenzie.com
Attention:	Craig Roeder
Thomas Hughes

and

Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
United States of America
Facsimile:	+1 212 848 7179
Email:	robert.masella@shearman.com
grace.jamgochian@shearman.com
Attention:	Robert Masella
Grace Jamgochian

If to the Company, to:

USG Corporation

550 West Adams Street
Chicago, Illinois 60661
United States of America
Facsimile:	+1 312 672 6815
Email:	mwarner@usg.com
Attention:	Michelle M. Warner
Senior Vice President, General Counsel & Corporate Secretary

with a copy (which will not constitute notice) to:

Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
United States of America
Facsimile:	+1 216 579 0212
Email:	jpdougherty@jonesday.com
Attention:	James Dougherty

Jones Day
150 West Jefferson Street
Suite 2100
Detroit, Michigan 48226
United States of America
Facsimile:	+1 313 230 7969
Email:	tmelton@jonesday.com
Attention:	Timothy Melton

and

Jones Day
1420 Peachtree Street, N.E.
Suite 800
Atlanta, Georgia 30309
United States of America
Facsimile:	+1 404 581 8330
Email:	lthomas@jonesday.com
Attention:	Lizanne Thomas

Section 10.3 Entire Agreement; Third Party Beneficiaries. This Agreement (including the Exhibits, Schedules and the Parties’ disclosure letters) constitutes the entire agreement, and supersede all prior agreements and understandings, both written and oral, between the Parties with respect to their subject matter (including the Parent Confidentiality Agreement and the Company Confidentiality Agreement). This Agreement will be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or will confer upon any Person not a party to this Agreement any rights, benefits or remedies of any nature whatsoever; provided that (a) from and after the Effective Time (i) the obligations set forth in Article II may be enforced by the holders of shares of Common Stock and Equity Rights with respect to the right of such holders to receive, as applicable, the Merger Consideration and the consideration set forth in Section 2.7 and (ii) the obligations set forth in Section 7.4 may be enforced by the Indemnified Persons and their heirs, successors and assigns and (b) the Financing Sources are intended third party beneficiaries of this Section 10.3, Section 10.5, Section 10.6, Section 10.8 and Section 10.10 and will be entitled to enforce such provisions directly.

Section 10.4 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

Section 10.5 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent will be null and void; provided that Parent and Merger Sub may collaterally assign this Agreement (but none of their obligations or undertakings, for which Parent and the Merger Sub will in all cases remain fully liable) under this Agreement or any related documents effective from and after the Closing Date, without the prior written consent of the Company, to the Financing Sources and other lenders or investors participating in the Debt Financing as collateral security pursuant to the terms thereof. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 10.6 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after adoption and approval of this Agreement by the stockholders of the Company or by the sole stockholder of Merger Sub, but after such adoption and approval, no amendment will be made which by Law or in accordance with the rules of the NYSE requires further adoption or approval by any such stockholders without such further adoption and approval, as applicable. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties; provided that Section 10.3, Section 10.5, this Section 10.6, Section 10.8 and Section 10.10 may not be amended in any manner adverse in any material respect to the Financing Sources without the prior written consent of the Financing Sources.

Section 10.7 Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may to the extent legally permitted (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (c) waive compliance with any of the agreements or conditions contained in this Agreement. No extension or waiver will be made which by Law or in accordance with the rules of the NYSE requires further approval by the stockholders of the Company without such further approval. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of those rights.

Section 10.8 Governing Law and Venue: Waiver of Jury Trial.

(a) THIS AGREEMENT WILL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS WILL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH, AND ALL ACTIONS, SUITS AND PROCEEDINGS ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT WILL BE GOVERNED BY, THE SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY CHOICE OR CONFLICTS OF LAW PROVISION OR RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION. Notwithstanding anything herein to the contrary, the Parties acknowledge and irrevocably agree that any lawsuit, claim, complaint, controversy, formal investigation or proceeding before or by any Governmental Authority or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Financing Source that is in any way related to this Agreement, the Merger or any of the transactions contemplated by this Agreement or the performance of services hereunder or related hereto, including any dispute arising out of or relating in any way to the Debt Financing (including any Alternative Financing), will be governed by, and construed in accordance with, the Laws of the State of New York (except as expressly specified otherwise in the Debt Commitment Letter, the commitment relating to any Alternative Financing or in any definitive document relating to such financing to which such Financing Source is a party).

(b) The Parties irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) with respect to all matters arising out of or relating to this Agreement, the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and irrevocably waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or convenient or that this Agreement or any such document may not be enforced in or by such courts, and the Parties agree that all claims with respect to such action, suit or proceeding will be heard and determined exclusively in such courts. The Parties consent to and grant any such court jurisdiction over the person of such Parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action, suit or proceeding in the manner provided in Section 10.2 or in such other manner as may be permitted by Law will be valid and sufficient service. Notwithstanding anything herein to the contrary, the Parties acknowledge and irrevocably agree that they will not, nor permit any of their Affiliates to, bring or support any action, cause of action, claim, cross-claim, third party claim or other kind of Proceeding of any kind or description, whether at Law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Financing (including any Alternative Financing), or any of the transactions contemplated hereby or thereby, including any dispute arising out of or relating in any way to the Debt Financing (including any Alternative Financing) or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, located in the Borough of Manhattan, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof), and that the provisions of Section 10.8(c) relating to the waiver of jury trial will apply to any such action, cause of action, claim, cross-claim, third party claim or other Proceeding.

(c) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, OR ARISING OUT OF OR RELATING TO THE DEBT FINANCING (INCLUDING ANY ALTERNATIVE FINANCING) OR ANY OF THE AGREEMENTS DELIVERED IN CONNECTION THEREWITH OR TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCES. EACH PARTY ACKNOWLEDGES AND AGREES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 10.8(c).

(d) The provisions of this Section 10.8 are not intended and will not be deemed to constitute a submission by Parent to the jurisdiction of any United States federal or state court or any other United States Governmental Authority, other than solely for purposes of any Proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (including any Proceedings initiated by the Indemnified Persons or holders of shares of Common Stock or Equity Rights to enforce their rights under this Agreement pursuant to Section 10.3).

Section 10.9 Enforcement. The Parties agree that a final judgment in any such Proceeding, whether it be for monetary damages, injunctive or equitable relief or specific performance, will be conclusive and may be enforced by the court referred to in Section 10.8 as well as in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that nothing in the foregoing will restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. The Parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement, including the exclusive dispute resolution provisions of Section 10.8, was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages may be available for such breach, but that such damages would not be an adequate remedy therefor. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement, including the exclusive dispute resolution provisions of Section 10.8, and to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 10.8, with or without proof of actual damages. Each Party hereby waives any requirement for the securing or posting of any bond or other undertaking in connection with such remedy, and reserves its right to seek any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that equitable or injunctive relief or an order of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and each Party further undertakes to comply with any such orders issued by the court referred to in Section 10.8, and not to assert in any other jurisdiction that such orders are not entitled to recognition and enforcement in the State of Delaware or under the Law of that other jurisdiction.

Section 10.10 No Recourse. No Financing Source will have any liability for any obligations or liabilities of the Parties or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of the transactions contemplated by this Agreement or in respect of any oral representations made or alleged to be made in connection with this Agreement. Notwithstanding any provision of this Agreement, in no event will the Company or any of its stockholders, partners, members, Affiliates, directors, officers, employees, controlling persons and other Representatives, and the Company agrees not to and to cause its officers and directors not to, (a) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (b) seek to enforce the commitment against, make any claims for breach of the Debt Financing commitment against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with the Debt Financing commitments or the obligations of the Financing Sources thereunder. Nothing in this Section 10.10 will in any way limit or qualify the obligations or liabilities of the parties to the Debt Commitment Letter to each other in connection therewith.

Section 10.11 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which will constitute one and the same instrument. This Agreement will become effective when each Party has received counterparts signed and delivered (by facsimile or otherwise) by the other Parties.

[Signature page follows.]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first above written.

Gebr. Knauf KG

By:	/s/ Alexander Knauf
Name: Alexander Knauf
Title: General Partner

By:	/s/ Manfred Grundke
Name: Manfred Grundke
Title: General Partner

World Cup Acquisition Corporation

By:	/s/ Jörg Schanow
Name: Jörg Schanow
Title: Director

USG Corporation

By:	/s/ Jennifer F. Scanlon
Name: Jennifer F. Scanlon
Title: President and Chief Executive Officer

[Signature Page to Merger Agreement]

EXHIBIT A

VOTING AGREEMENT

This VOTING AGREEMENT dated as of June 10, 2018 (this “Agreement”) is made and entered into among Gebr. Knauf KG, a limited partnership (Kommanditgesellschaft) organized under the laws of Germany (“Parent”), World Cup Acquisition Corporation, a Delaware corporation and an indirect, wholly-owned subsidiary of Parent (“Merger Sub”), and Berkshire Hathaway Inc., a Delaware corporation (the “Stockholder”), on behalf of itself and its subsidiaries listed on Exhibit A (together with the Stockholder, the “Stockholder Entities”), in the Stockholder Entities’ capacity as stockholders of USG Corporation, a Delaware corporation (the “Company”). Parent, Merger Sub and the Stockholder are referred to in this Agreement individually as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent, Merger Sub and the Company are entering into an Agreement and Plan of Merger dated as of the date of this Agreement (as the same may be amended, supplemented, modified or extended from time to time, the “Merger Agreement”) providing for, among other things, the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company (the “Merger”). Capitalized terms used but not defined in this Agreement will have the respective meanings set forth in Exhibit B.

WHEREAS, the Stockholder owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) the number of shares of the common stock, par value $0.10 per share, of the Company (“Common Stock”) set forth on Exhibit A (such shares, the “Subject Shares”).

WHEREAS, Parent, Merger Sub and the Stockholder desire to set forth their understanding and agreement with respect to the voting of the Subject Shares in connection with the adoption of the Merger Agreement and in connection with certain other matters as provided in this Agreement.

WHEREAS, the Board of Directors of the Company has approved the execution of this Agreement by Parent, Merger Sub and the Stockholder.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:

Section 1.    Covenants of the Stockholder. Until the termination of this Agreement in accordance with Section 5 (the period from the date of this Agreement to the date of such termination, the “Term”), the Stockholder covenants and agrees with Parent and Merger Sub as follows:

(a)    At the meeting of the stockholders of the Company called, convened and held for the purpose of obtaining the approval of the Company’s stockholders for the adoption of the Merger Agreement (the “Stockholders Meeting”) (including any adjournment or postponement thereof) and in any other circumstance in which the Stockholder is entitled to vote, consent or give any other approval (including by written consent) with respect to the Merger or the Merger Agreement, the Stockholder will vote (or cause to be voted) all of the Subject Shares then beneficially owned by the Stockholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the consummation of all of the transactions contemplated thereby.

(b)    At the Stockholders Meeting (or at any adjournment or postponement thereof) and in any other circumstance in which the Stockholder is entitled to vote, consent or give any other approval (including by written consent), the Stockholder will vote (or cause to be voted) all of the Subject Shares then beneficially owned by the Stockholder against (i) any action or omission that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Stockholder under this Agreement or (ii) any Acquisition Proposal, whether or not constituting a Superior Proposal.

(c)    The Stockholder agrees to be present (in person or by proxy) or to cause the holder or holders of record of all of the Subject Shares on any applicable record date (each, a “Record Holder”) to be present (in person or by proxy) at the Stockholders Meeting (including any adjournment or postponement thereof) and all other meetings of the stockholders of the Company called to vote on any matter contemplated by this Agreement or the Merger Agreement so that all of the Subject Shares will be counted for the purpose of determining the presence of a quorum at such meetings, and to vote or cause each Record Holder to vote all of the Subject Shares in the manner required by this Agreement.

(d)    AS SECURITY FOR THE PERFORMANCE OF THE OBLIGATIONS OF THE STOCKHOLDER PROVIDED FOR IN THIS AGREEMENT, THE STOCKHOLDER HEREBY GRANTS TO PARENT AND MERGER SUB OR THEIR RESPECTIVE DESIGNEE, ACTING TOGETHER OR SEVERALLY AND WITH FULL POWER OF SUBSTITUTION, AN IRREVOCABLE PROXY TO VOTE THE SUBJECT SHARES AS PROVIDED IN THIS AGREEMENT DURING THE TERM OF THIS AGREEMENT. THE STOCKHOLDER AGREES THAT THIS PROXY IS COUPLED WITH AN INTEREST AND WILL BE IRREVOCABLE DURING THE TERM OF THIS AGREEMENT. THE STOCKHOLDER WILL TAKE SUCH FURTHER ACTIONS OR EXECUTE SUCH OTHER INSTRUMENTS NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY. THE STOCKHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY THE STOCKHOLDER WITH RESPECT TO THE SUBJECT SHARES AND AGREES NOT TO GRANT ANY PROXY THAT CONFLICTS WITH THE PROXY GRANTED TO PARENT AND MERGER SUB IN THIS AGREEMENT. THIS IRREVOCABLE PROXY WILL AUTOMATICALLY TERMINATE UPON TERMINATION OF THIS AGREEMENT PURSUANT TO SECTION 5.

(e)    THE STOCKHOLDER HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS WHICH THE STOCKHOLDER MAY HAVE AS TO APPRAISAL, DISSENT OR ANY SIMILAR OR RELATED MATTER, INCLUDING UNDER SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, WITH RESPECT TO THE MERGER, THE MERGER AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY.

Section 2.    Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent and Merger Sub as of the date of this Agreement as follows:

(a)     The Stockholder has all necessary power and authority to execute and deliver this Agreement and to perform the Stockholder’s obligations under this Agreement. This Agreement constitutes a valid and binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(b)    The execution and delivery of this Agreement by the Stockholder does not, and the performance by the Stockholder of the Stockholder’s obligations under this Agreement will not, require clearance, consent, approval, Order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority, except for applicable requirements, if any, under the Exchange Act.

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(c)    There is no Proceeding pending or, to the knowledge of the Stockholder, threatened in writing against the Stockholder before any Governmental Authority that, if adversely determined against the Stockholder, would prevent, impair or materially delay the ability of the Stockholder to perform its obligations hereunder.

(d)    No broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

Section 3.    Representations and Warranties of Parent and Merger Sub. Parent and Merger Sub hereby represent and warrant to the Stockholder as of the date of this Agreement as follows:

(a)    Parent is a limited partnership (Kommanditgesellschaft) duly organized, validly existing and in good standing under the Laws of Germany. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.

(b)    Each of Parent and Merger Sub has the requisite limited partnership or corporate power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. The execution and delivery by Parent and Merger Sub of this Agreement, and the performance by Parent and Merger Sub of their obligations under this Agreement, have been duly and validly authorized by all necessary corporate action on the part of the on the part of Parent or Merger Sub. This Agreement constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies.

(c)    The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by Parent and Merger Sub of their obligations under this Agreement will not (i) conflict with any provisions of the Constituent Documents of Parent, (ii) violate any Law or Order applicable to Parent, or (iii) result, after the giving of notice, with lapse of time, or otherwise, in any violation, default or loss of a benefit under, or permit the acceleration or termination of any obligation under or require any consent under, any Contract to which Parent is a party.

(d)    The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by Parent and Merger Sub of their obligations under this Agreement will not, require clearance, consent, approval, Order, waiver, license or authorization of or from, or declaration, registration or filing with, or notice to, or permit issued by, any Governmental Authority, except for applicable requirements, if any, of the Securities Act, the Exchange Act, the securities Laws of any state or other jurisdiction, the rules of any applicable securities exchange, state takeover Laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL or any other applicable Law.

Section 4.    Additional Covenants of the Stockholder.

(a)    The Stockholder will furnish to Parent and Merger Sub all information required to be included in the Proxy Statement, any required Schedule 13D filing and any other filings required to be made by Parent, Merger Sub or the Company under the Exchange Act or pursuant to the rules and regulations promulgated by the SEC in connection with the transactions contemplated by this Agreement and the Merger Agreement to the extent specifically relating to Stockholder.

(b)    All fees and expenses incurred in connection with this Agreement will be paid by the party incurring such expense, whether or not the transactions contemplated by the Merger Agreement are consummated.

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Section 5.    Termination. This Agreement will terminate, no Party will have any further rights or obligations hereunder and this Agreement will become null and void and have no further effect upon the earliest to occur of (a) the Effective Time, (b) the date on which the Merger Agreement is terminated in accordance with its terms, (c) five Business Days after delivery of written notice of termination by the Stockholder to the Parent if after the date of this Agreement any Acquisition Proposal has been publicly announced or otherwise becomes publicly known, (d) the date of any material modification, amendment or waiver of or to the Merger Agreement as in effect as of the date of this Agreement, which the Stockholder believes has an adverse effect on the consideration payable to stockholders of the Company upon consummation of the Merger, (e) September 1, 2019, and (f) the mutual written agreement of the Parties to terminate this Agreement. In the event of termination of this Agreement pursuant to this Section 5, this Agreement will become null and void and of no effect with no liability on the part of any party hereto; provided that nothing in this Section 5 will relieve any Party of liability for any breach of this Agreement occurring prior to the effective date of the termination of this Agreement.

Section 6.    General Provisions.

(a)    All notices and other communications in connection with this Agreement will be in writing and will be deemed duly given (a) on the date of delivery if delivered personally or by facsimile, upon confirmation of receipt or (b) on the third Business Day following the date of dispatch if delivered by a recognized express courier service. All notices in connection with this Agreement will be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the Party to receive such notice:

If to Parent or Merger Sub, to:

Gebr. Knauf KG

Am Bahnhof 7

97346 Iphofen

Federal Republic of Germany

Facsimile:          +49 9323 31 470

Attention:           Jörg Schanow

                                     General Counsel

with a copy (which will not constitute notice) to:

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

United States of America

Facsimile:    (312) 861-2899

Attention:           Craig Roeder

                                     Thomas Hughes

and

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

United States of America

Facsimile:    (212) 848-7179

Attention:           Robert Masella

                                     Grace Jamgochian

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If to the Stockholder, to:

Berkshire Hathaway, Inc.

3555 Farnam Street

Omaha, Nebraska 68131

Facsimile:    (402) 346-3375

Attention:           Todd A. Combs

with a copy (which will not constitute notice) to:

Munger, Tolles & Olson LLP

350 S. Grand Avenue, 50th Floor

Los Angeles, California 90071

United States of America

Facsimile:    (213) 683-5104

Attention:           Robert E. Denham

                                     Judith T. Kitano

(b)    This Agreement (including the Exhibits) constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement will be binding upon and inure solely to the benefit of each Party, and nothing in this Agreement, express or implied, is intended to or will confer upon any Person not a Party to this Agreement any rights, benefits or remedies of any nature whatsoever.

(c)    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Notwithstanding the foregoing, upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Agreement are consummated as originally contemplated to the greatest extent possible.

(d)    Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties, in whole or in part (whether by operation of Law or otherwise), without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent will be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

(e)    This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties. In the event that either Party seeks to amend this Agreement, such Party will provide written notice of such proposed amendment, including a copy of such proposed amendment, to the Company concurrently with the delivery of any similar notice with respect to such proposed amendment (or, in the case of any oral communication with respect to such proposed amendment, promptly after such oral communication) to the other Party hereunder.

(f)    This Agreement is intended to create, and creates, a contractual relationship and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the Parties or any of them.

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(g)    The Parties may to the extent legally permitted (i) extend the time for the performance of any of the obligations or other acts of the other Parties, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement and (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such Party. The failure of any Party to assert any of its rights under this Agreement or otherwise will not constitute a waiver of those rights. In the event that a Party seeks a waiver or intends to grant a waiver under this Agreement, such Party will provide written notice of such proposed waiver, including a reasonable description of such waiver, to the Company concurrently with the delivery of any similar notice with respect to such proposed waiver (or, in the case of any oral communication with respect to proposed such waiver, promptly after such oral communication) to the other Parties hereunder.

(h)    THIS AGREEMENT WILL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS WILL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH, AND ALL ACTIONS, SUITS AND PROCEEDINGS ARISING IN WHOLE OR IN PART UNDER OR IN CONNECTION WITH THIS AGREEMENT WILL BE GOVERNED BY, THE SUBSTANTIVE AND PROCEDURAL LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY CHOICE OR CONFLICTS OF LAW PROVISION OR RULE THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY OTHER JURISDICTION.

(i)    The Parties irrevocably submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, if such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) with respect to all matters arising out of or relating to this Agreement, the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated by this Agreement, and irrevocably waive, and agree not to assert, as a defense in any Proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such Proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or convenient or that this Agreement or any such document may not be enforced in or by such courts, and the Parties agree that all claims with respect to such Proceeding will be heard and determined exclusively in such courts. The Parties consent to and grant any such court jurisdiction over the person of such Parties solely for such purpose and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such Proceeding in the manner provided in Section 6(a) or in such other manner as may be permitted by Law will be valid and sufficient service. The Parties agree that a final judgment in any such Proceeding will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided that nothing in the foregoing will restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment.

(j)    EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION, SUIT OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY ACKNOWLEDGES AND AGREES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE THEIR RESPECTIVE RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING WHATSOEVER BETWEEN OR AMONG THEM RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED

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HEREBY. EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER. EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS IN THIS SECTION 6(j).

(k)    The provisions of this Section 6 are not intended and will not be deemed to constitute a submission by Parent to the jurisdiction of any United States federal or state court or any other United States Governmental Authority, other than solely for purposes of any Proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.

(l)    The Parties acknowledge and agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court referred to in Section 6(i) without proof of actual damages (and each Party hereby waives any requirement for the securing or posting of any bond or other undertaking in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for such breach.

(m)    The language in this Agreement is to be construed in all cases according to its plain meaning. Parent, Merger Sub and the Stockholder acknowledge and agree that each Party and its counsel have reviewed and revised this Agreement and that any rule of construction to the effect that any ambiguities are to be resolved against the drafting Party or the Party in favor of which a clause has been drafted or in favor of the Party who has committed itself in a clause, is not to be employed in the interpretation of this Agreement. Whenever used herein, the words “include,” “includes” and “including” mean “include, without limitation,” “includes, without limitation” and “including, without limitation,” respectively. The use of “or” is not intended to be exclusive unless expressly indicated otherwise. The word “days” means calendar days unless otherwise specified. Time periods within or following which any payment is to be made or act is to be done will, unless expressly indicated otherwise, be calculated by excluding the day on which the period commences and including the day on which the period ends and by extending the period to the next Business Day following if the last day of the period is not a Business Day. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole (including any Exhibits) and not to any particular provision of this Agreement, and all Section and Exhibit references are to this Agreement unless otherwise specified. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement. Any reference to a statute, rule or regulation is deemed also to refer to any amendments or successor legislation as in effect at the relevant time. Any reference to a Contract or other document as of a given date means the Contract or other document as amended, supplemented and modified from time to time through such date unless otherwise expressly specified. The headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

(n)    This Agreement may be executed in two or more counterparts, each of which will be deemed to be an original but all of which will constitute one and the same instrument.    This Agreement will become effective when each Party has received counterparts signed and delivered (by facsimile or otherwise) by the other Parties.

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[Signature page follows.]

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* * * * *

IN WITNESS WHEREOF, the Parties have executed and deliver this Agreement on the date first written above.

GEBR. KNAUF KG

By:
Name:
Title:

WORLD CUP ACQUISITION CORPORATION

By:
Name:
Title:

[Signature Page to Voting Agreement]

BERKSHIRE HATHAWAY INC.

By:
Name:
Title:

[Signature Page to Voting Agreement]

Exhibit A

Stockholder Entities and Ownership of Subject Shares

Name of the Stockholder Entity	Number of Subject Shares Beneficially Owned by Stockholder Entity
National Indemnity Company	39,002,016
Berkshire Hathaway Life Insurance Company of Nebraska	14,035,088
Berkshire Hathaway Assurance Corporation	7,894,736
General Re Corporation	4,385,964
General Reinsurance Corporation	4,385,964
General Re Life Corporation	4,385,964

Ex. A

Exhibit B

Certain Defined Terms

The following terms shall have the respective meanings ascribed to them in the Merger Agreement as in effect as of the date of this Agreement:

Acquisition Proposal

Business Day

Constituent Documents

Contract

Effective Time

Exchange Act

Governmental Authority

HSR Act

Law

Order

Person

Proceeding

Proxy Statement

SEC

Superior Proposal

Ex. B

EXHIBIT B

CERTIFICATE OF INCORPORATION

OF

USG CORPORATION

ARTICLE 1

The name of the corporation is: USG Corporation.

ARTICLE 2

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

ARTICLE 3

The purpose of the corporation is to engage in any part of the world in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE 4

The corporation shall have authority to issue [•] shares of common stock, par value $0.10 per share.

ARTICLE 5

In furtherance and not in limitation of the powers conferred by statute, the board of directors shall have the power, both before and after receipt of any payment for any of the corporation’s capital stock, to adopt, amend, repeal or otherwise alter the bylaws of the corporation; provided that the grant of such power to the board of directors shall not divest the stockholders of or limit their power to adopt, amend, repeal or otherwise alter the bylaws of the corporation.

ARTICLE 6

Meetings of stockholders may be held within or outside the State of Delaware, as the bylaws of the corporation may provide. The books of the corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the corporation. Elections of directors need not be by written ballot unless the bylaws of the corporation so provide.

ARTICLE 7

No director shall be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (a) for any breach of a director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of Title 8 of the General Corporation Law of the State of Delaware and (d) for any transaction from which a director derived an improper personal benefit.

ARTICLE 8

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under Section 291 of Title 8 of the General Corporation Law of the State of Delaware or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under Section 279 of Title 8 of the General Corporation Law of the State of Delaware, order a meeting of the creditors or class of creditors and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ARTICLE 9

The corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed by applicable law, and all rights and powers conferred upon stockholders herein are granted subject to this reservation.

EXHIBIT C

BYLAWS

OF

USG CORPORATION

(a Delaware corporation)

ARTICLE 1

OFFICES

1.1	REGISTERED OFFICE

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle, 19801. The name of the Corporation’s registered agent at such address is The Corporation Trust Company.

1.2	OTHER OFFICES

The corporation may also have offices at such other places both within or outside the state of Delaware as the board of directors may from time to time determine or the business of the corporation may require.

ARTICLE 2

MEETINGS OF STOCKHOLDERS

2.1	ANNUAL MEETING; ELECTION OF DIRECTORS

(a) An annual meeting of the stockholders shall be held for the election of directors on a date and at a time and place designated by the board of directors. Any other proper business may also be transacted at the annual meeting.

(b) The stockholders may elect the board of directors by written consent in lieu of the annual meeting. If the consent is less than unanimous, it will constitute a consent in lieu of the annual meeting only if all of the directorships to which directors could be elected at an annual meeting held at the effective time of the consent were (i) vacant at the effective time and (ii) filled by action of the consent.

(c) If the annual meeting is not held on the date designated for it or if the board of directors has not been elected by written consent in lieu of an annual meeting, the standing directors shall cause the meeting to be held as soon as is convenient.

2.2	SPECIAL MEETINGS

Except as otherwise required by law, special meetings of the stockholders for any purpose may be called and the location of the meeting designated by the board of directors, the chairman of the board, or the president. Holders of shares entitled to cast not less than one-third of the votes entitled to be cast at the meeting may also call a special meeting by written request. The written request must state the purposes of the meeting and must be delivered to the chairman of the board or the president. The chairman of the board or the president, as the case may be, shall fix a date, time and place for the meeting as promptly as practicable following receipt of the written request.

2.3	REMOTE COMMUNICATION

The board of directors may, in its sole discretion, determine that a stockholders meeting shall not be held at any place, but may instead be held solely by means of remote communication. Further, the board of directors may, in its sole discretion, authorize stockholders and proxyholders not physically present at a meeting of stockholders to, by means of remote communication and subject to such guidelines and procedures as the board of directors may adopt: (a) participate in a meeting of stockholders and (b) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication. If the board of directors authorizes a meeting solely by remote communication or authorizes presence, participation and voting at a meeting by means of remote communication, the corporation must (i) implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (ii) implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (iii) maintain a record of any vote or other action taken at the meeting by means of remote communication by any stockholder or proxyholder.

2.4	NOTICE OF MEETINGS

Except as provided in Section 230 of the General Corporation Law of the State of Delaware (the “Delaware GCL”), written or printed notice of each annual or special meeting of the stockholders shall be given to each stockholder entitled to vote at the meeting. The notice (a) shall state the place, if any, date, time, means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, (b) shall be given not less than 10 days nor more than 60 days before the date of the meeting, and (c) shall be given in a manner provided by and subject to Article 9 of these bylaws.

2.5	STOCKHOLDERS LIST

At least ten days before every meeting of stockholders, the officer having charge of the stock ledger shall prepare a complete list of the stockholders entitled to vote at the meeting. The list must be arranged in alphabetical order and show the address of each such stockholder and the number of shares registered in the name of the stockholder. Electronic mail addresses or other electronic contact information need not be included on the list. The list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to the list is provided with the notice of the meeting or (b) during ordinary business hours, at the principal place of business of the corporation. In the event the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the place of the meeting during the whole time of the meeting, and may be inspected by any stockholder present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

2.6	QUORUM

The holders of a majority of the outstanding shares of capital stock entitled to vote, present in person or represented by proxy, shall be requisite for, and shall constitute, a quorum at all meetings of the stockholders of the corporation for the transaction of business, except as otherwise required by law, the certificate of incorporation or these bylaws. If, however, a separate vote by class or series is required with respect to any matter, the holders of a majority of the shares of such class or series, as the case may be, shall constitute a quorum (as to such class or series) with respect to the matter. If a quorum is not present or represented at any meeting of the stockholders, the stockholders entitled to vote at the meeting present in person or represented by proxy shall have power to adjourn the meeting from time to time until a quorum is present or represented.

2.7	ADJOURNED MEETINGS

When a meeting is adjourned to another time and place, notice need not be given of the adjourned meeting if its time and place, if any, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at the adjourned meeting, are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

2.8	VOTE REQUIRED

Except as otherwise required by law, the certificate of incorporation, or these bylaws, when a quorum is present at a meeting: (a) the affirmative vote of a majority of shares present in person or represented by proxy and entitled to vote on the subject matter shall be the act of the stockholders; and (b) where a separate vote by class or series is required, the affirmative vote of the majority of shares of such class or series present in person or represented by proxy shall be the act of such class or series.

2.9	PROXIES

Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy. No proxy may be voted or acted upon after three years from its date, unless the proxy provides for a longer period. At each meeting of the stockholders, and before any voting commences, all proxies filed at or before the meeting shall be submitted to and examined by the secretary or a person designated by the secretary. No shares may be represented or voted under a proxy that has been found to be invalid or irregular.

Without limiting the manner in which a stockholder may authorize a proxy, the following shall constitute valid means of doing so:

(a) A stockholder may execute a writing authorizing another person to act for the stockholder as proxy. Either the stockholder or the stockholder’s authorized officer, director, employee or agent may sign the writing. Alternatively, such person may cause his or her signature to be affixed to the writing by any reasonable means, including facsimile signature.

(b) A stockholder may authorize another person to act for the stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission. Any such transmission must either set forth or be submitted with information from which it can be determined that the stockholder authorized the transmission. If it is determined that the transmission is valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information upon which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of such writing or transmission may be substituted or used in lieu of the original writing or transmission for all purposes for which the original writing or transmission could be used, provided that the reproduction is a complete reproduction of the entire original writing or transmission.

2.10	VOTING OF CERTAIN SHARES

With respect to shares entitled to vote:

(a) Shares standing in the name of another corporation or other entity, domestic or foreign, may be voted by such officer, agent, or proxy as the (i) bylaws or other governing document of such corporation or entity may prescribe or, (ii) in the absence of such provision, as the board of directors or other governing body of such corporation or entity may determine.

(b) Shares held in a fiduciary capacity may be voted by the fiduciary.

(c) Shares standing in the name of a trustee, receiver or pledgee may be voted by such trustee, receiver or pledgee either in person or by proxy as provided by statute.

If the shares stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the secretary of the corporation is given written notice to the contrary and is furnished with a copy of the instrument or order appointing such persons or creating the relationship, their acts with respect to voting shall have the following effect:

(d) if only one votes, the voter’s act binds all;

(e) if more than one vote, the act of the majority so voting binds all;

(f) if more than one vote, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionately unless otherwise ordered by a court having jurisdiction.

If the instrument so filed shows that any such tenancy is held in unequal interests, a majority or even split shall be a majority or even split in interest.

2.11	ACTION BY WRITTEN CONSENT OR ELECTRONIC TRANSMISSION

(a) Unless otherwise restricted by the certificate of incorporation, any action required or permitted to be taken at an annual or special meeting of stockholders may be taken by written consent without a meeting, without prior notice and without a vote, as follows:

(i) The holders of outstanding capital stock of the corporation having not less than the minimum number of votes that would be necessary to take such action at a meeting at which all shares entitled to vote thereon were present and voted must sign and date the written consent setting forth the action so taken. Consents may be executed in counterparts.

(ii) The consent(s) must be delivered to the corporation’s registered office in Delaware, to its principal place of business, or to an officer or agent of the corporation having custody of the book(s) in which proceedings of meetings of the stockholders are recorded. Delivery made to the registered office must be by hand or by certified or registered mail, return receipt requested, and will be deemed delivered upon actual receipt by the registered office.

(b) All consents properly delivered in accordance with this section shall be deemed to be recorded when so delivered. No written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation as required by this section, written consents signed by the holders of a sufficient number of shares to take such corporate action are so recorded.

(c) A stockholder or proxyholder may consent to action by means of a telegram, cablegram or other electronic transmission. The stockholder, the proxyholder or a person or persons authorized to act for the stockholder or proxyholder must transmit the consent. The consent shall be deemed to be written, signed and dated if the transmission sets forth or is delivered with information from which the corporation can determine (i) that the transmission was transmitted by the stockholder, proxyholder or authorized person(s), and (ii) the date on which it was transmitted. The date on which the transmission is transmitted shall be deemed to be the date on which the consent was signed. No consent given by electronic transmission shall be deemed to have been delivered until it is reproduced in a paper form and delivered in accordance with Section 2.11(a), provided, however, that it may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by the board of directors.

(d) Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for all purposes for which the original writing could be used, provided that the reproduction is of the entire original writing.

(e) Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the corporation as provided above.

2.12	TREASURY STOCK

Shares of its own stock belonging to the corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by such corporation, shall not be entitled to vote nor counted for quorum purposes. Notwithstanding the foregoing, the corporation may vote shares of its own stock that it holds in a fiduciary capacity.

ARTICLE 3

DIRECTORS

3.1	NUMBER, ELECTION AND TERM OF OFFICE

The board of directors shall consist of not less than one nor more than ten members, which number shall be fixed from time to time by action of the board of directors or the stockholders. The initial board of directors shall consist of one director. Except as provided in Sections 3.3 and 3.4, the directors shall be elected at the annual meeting of stockholders. Elections of directors need not be by written ballot unless the board of directors votes to require a written ballot. If the election is to be by written ballot, then, if the board of directors authorizes it, a ballot submitted by electronic transmission may satisfy the requirement of a written ballot. Any such electronic transmission must either set forth or be submitted with information from which the corporation can determine that it was authorized by the stockholder or proxyholder. The directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote in the election of directors. Each director shall hold office until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal as hereinafter provided.

3.2	MANAGEMENT OF AFFAIRS OF CORPORATION

The property and business of the corporation shall be managed by or under the direction of its board of directors. The board of directors may exercise all such powers of the corporation and do all such lawful acts and things as are not reserved exclusively to the stockholders by law, the certificate of incorporation or these bylaws.

3.3	RESIGNATIONS AND VACANCIES

Any director may resign at any time by giving notice to the board of directors, the chairman of the board or the president in writing or by electronic transmission. Any such resignation shall take effect on the date of the receipt of the notice or at any later time specified in the notice. Acceptance of the resignation shall not be necessary to make it effective. If, at any time other than the annual meeting of the stockholders, any vacancy occurs in the board of directors or any new directorship is created by an increase in the authorized number of directors, a majority of the directors then in office (even if less than a quorum) may choose a successor or fill the newly created directorship. Unless removed sooner, the director so chosen shall hold office until the next annual election of directors by the stockholders and until such director’s successor is duly elected and qualified. Whenever the certificate of incorporation entitles holders of any class or series of stock to elect one or more directors, vacancies and newly created directorships of such class or series may be filled by a majority of the directors elected by such class or series then in office, or by a sole remaining director so elected.

3.4	REMOVAL AND VACANCIES

Any director or the entire board of directors may be removed by the holders of a majority of the shares then entitled to vote at an election of directors except as follows: (a) if the stockholders are entitled to exercise cumulative voting rights, then no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors, and (b) if there are classes of directors, then the stockholders may effect such removal only for cause. The successor to any director so removed may be elected at the meeting at which the removal was effectuated. The remaining directors may fill any remaining vacancies created by the removal. Whenever the holders of any class or series are entitled to elect one or more directors by the provisions of the certificate of incorporation, the provisions of this section shall apply, in respect to the removal without cause of a director or directors so elected, to the vote of the holders of the outstanding shares of that class or series and not to the vote of the outstanding shares as a whole.

3.5	ANNUAL AND REGULAR MEETINGS

The annual meeting of the board of directors shall be held, without other notice than this bylaw, immediately after, and at the same place as, the annual meeting of the stockholders. Regular meetings of the board of directors, other than the annual meeting, may be held at such time and at such place as the board may from time to time fix by resolution and no notice (other than the resolution) need be given as to any regular meeting.

3.6	SPECIAL MEETINGS

Special meetings of the board of directors may be called by the chairman of the board or the president and shall be called by the secretary at the request of any director, to be held at such time and place, either within or outside Delaware, as shall be designated by the call and specified in the notice of such meeting.

3.7	NOTICE OF MEETINGS

Notice of special meetings of the board of directors shall be provided to each director pursuant to Article 9 of these bylaws. If such notice is mailed, it shall be deposited in the United States mail, postage prepaid, at least three days before such meeting. If such notice is given by overnight courier, it shall be given to the overnight courier service for delivery at least two days before such meeting. If such notice is given personally or by electronic transmission, it shall be delivered or transmitted at least 24 hours before the time of the meeting. Except as otherwise provided by law or these bylaws, meetings may be held at any time without notice if all of the directors are present or if, at any time before or after the meeting, those not present waive notice of the meeting in writing.

3.8	QUORUM REQUIRED, VOTE AND ADJOURNMENT

Except as otherwise provided by law or these bylaws: (a) at each meeting of the board of directors, the presence of not less than a majority of the whole board shall be necessary and sufficient to constitute a quorum for the transaction of business; and (b) the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors. If a quorum is not present at any meeting of directors, the directors present may adjourn the meeting, without notice other than announcement at the meeting, until a quorum is present.

3.9	COMMUNICATIONS EQUIPMENT

Unless otherwise restricted by the certificate of incorporation, any member of the board of directors or of any committee designated by the board may participate in a meeting of the directors or committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by means of such equipment shall constitute presence in person at such meeting.

3.10	PRESUMPTION OF ASSENT

Unless applicable law provides otherwise, a director of the corporation who is present at a meeting of the board of directors at which action is taken on any corporate matter shall be presumed to have assented to the action taken unless: (a) the director’s dissent is entered in the minutes of the meeting; or (b) the director files a written dissent to the action with the person acting as secretary of the meeting before the adjournment thereof or forwards the dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of any action.

3.11	ACTION BY WRITTEN CONSENT

Unless otherwise restricted by the certificate of incorporation or these bylaws, any action required or permitted to be taken at any meeting of the board of directors, or of any committee thereof, may be taken without a meeting, if all members of the board or of such committee, as the case may be, consent to the action in writing or by electronic transmission, and the writing or electronic transmission is filed with the minutes of proceedings of the board or committee. The filing shall be in paper form if the minutes are maintained in paper form and in electronic form if the minutes are maintained in electronic form.

3.12	EXECUTIVE COMMITTEE

The board of directors may designate one or more directors of the corporation to constitute an executive committee, which, to the extent provided in the resolution and except as otherwise provided by law, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation.

3.13	OTHER COMMITTEES

The board of directors may designate other committees consisting of one or more directors. Each member of a committee shall serve for such term and the committee shall have and may exercise such duties, functions and powers as these bylaws and the board of directors may provide, except as otherwise restricted by law.

3.14	ALTERNATES

The board of directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the members present at any meeting and not disqualified from voting, whether or not such members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in place of the absent or disqualified member.

3.15	QUORUM AND MANNER OF ACTING—COMMITTEES

The presence of a majority of members of any committee shall constitute a quorum for the transaction of business at any meeting of such committee, and the act of a majority of those present shall be necessary for the taking of any action at the meeting.

3.16	COMMITTEE CHAIRMAN, BOOKS AND RECORDS, ETC.

The chairman of each committee shall be selected by the board of directors from among the members of the committee. Each committee shall fix its own rules of procedure not inconsistent with these bylaws or the resolution of the board of directors designating the committee. Each committee shall meet at such times and places and upon such call or notice as shall be provided by such rules. Each committee shall keep a record of its actions and proceedings and shall report on them to the board of directors at the board’s next meeting.

3.17	FEES AND COMPENSATION OF DIRECTORS

Directors shall not receive any stated salary for their services as such, but by resolution of the board of directors a fixed fee, with or without expenses of attendance, may be allowed for attendance at each regular or special meeting of the board. Members of the board shall be allowed their reasonable traveling expenses when actually engaged in the business of the corporation. Members of any committee may be allowed like fees and expenses for attending committee meetings. Nothing in these bylaws shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

3.18	RELIANCE UPON RECORDS

Every director of the corporation, or member of any committee designated by the board of directors, shall, in the performance of such director’s duties, be fully protected in relying in good faith upon the records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the board of directors, or by any other person as to matters the director reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

3.19	DIVIDENDS AND RESERVES

Except as otherwise provided by law or the certificate of incorporation, the board of directors may declare dividends upon stock of the corporation at any regular or special meeting. Dividends may be paid in cash, in property, in shares of stock or otherwise in the form, and to the extent, permitted by law. The board of directors may set apart, out of any funds of the corporation available for dividends, a reserve or reserves for working capital or for any other lawful purpose, and also may abolish any such reserve in the manner in which it was created.

ARTICLE 4

OFFICERS

4.1	OFFICES AND OFFICIAL POSITIONS

The officers of the corporation shall consist of a president and a secretary, and may consist of a chairman of the board, a chief financial officer, a treasurer, one or more vice presidents, and such assistant secretaries, assistant treasurers, and other officers as the board of directors shall determine. The same person may hold any two or more offices. The board of directors may choose not to fill any office for any period as it may deem advisable. None of the officers need be a director, a stockholder of the corporation or a resident of Delaware. The board of directors may from time to time establish, and abolish, official positions within the divisions into which the business and operations of the corporation are divided, pursuant to Article 5 of these bylaws, and assign titles and duties to such positions. Those appointed to official positions within divisions may, but need not, be officers of the corporation. The board of directors shall appoint persons to official positions within a division and may with or without cause remove from such a position any person appointed to it. In any event, the authority incident to an official position within a division shall be limited to acts and transactions within the scope of the business and operations of such division.

4.2	ELECTION AND TERM OF OFFICE

The board of directors shall elect the officers of the corporation at its annual meeting. If the election of officers is not held at such meeting, the election shall be held at a regular or special meeting of the board of directors as soon thereafter as may be convenient. Each officer shall hold office until such officer’s successor is elected and qualified or until such officer’s death, resignation or removal.

4.3	REMOVAL

The board of directors may remove an officer at any time, either with or without cause; but such removal shall be without prejudice to the contract rights, if any, of the officer.

4.4	VACANCIES

The board of directors may fill a vacancy in any office for the unexpired portion of the term.

4.5	CHAIRMAN OF THE BOARD

The chairman of the board, if a chairman of the board has been elected and is serving, shall preside at all meetings of the stockholders and the board of directors. The chairman of the board shall perform such other duties and have such other powers as the board of directors may from time to time assign to him or her. The chairman may sign with the secretary or an assistant secretary, or the treasurer or an assistant treasurer, certificates for shares of stock of the corporation the board of directors has authorized for issuance.

4.6	PRESIDENT

The president shall be the chief executive officer of the corporation and, in the absence of the chairman of the board, shall preside at all meetings of the stockholders, the board of directors or any committee of the board of which the president is a member. The president shall have the overall supervision of the business of the corporation and shall direct the affairs and policies of the corporation, subject to such policies and directions as the board of directors may provide. The president shall have authority to designate the duties and powers of other officers and delegate special powers and duties to specified officers, so long as such designation is not inconsistent with applicable law, these bylaws or action of the board of directors. The president shall also have power to execute, and shall execute, deeds, mortgages, bonds, contracts and other instruments of the corporation except where required or permitted by law to be otherwise executed and except where the board of directors or president expressly delegates the execution to some other officer or agent of the corporation. The president may sign with the secretary or an assistant secretary, or the treasurer or an assistant treasurer, certificates for shares of stock of the corporation the board of directors has authorized for issuance. The president shall vote, or give a proxy, power of attorney or other delegation of authority to any other person to vote, all equity interests of any other entity standing in the name of the corporation. The president in general shall have all other powers and shall perform all other duties incident to the chief executive office of a corporation or as the board of directors may from time to time assign to the president.

4.7	VICE PRESIDENTS

In the absence of the president, at the president’s request or in the event of the president’s inability or refusal to act, the vice presidents in order of their rank as fixed by the board of directors or, if not ranked, the vice president designated by the board of directors or the president shall perform all duties of the president, including the duties of the chairman of the board if and as assumed by the president, and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties, not inconsistent with applicable laws, these bylaws, or action of the board of directors, as the board of directors or the president may from time to time assign to them. Any vice president may sign, with the secretary or an assistant secretary, or the treasurer or an assistant treasurer, certificates for shares of stock of the corporation the board of directors has authorized for issuance.

4.8	SECRETARY

The secretary shall: (a) keep the minutes of the meetings of the stockholders, the board of directors and committees of directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) have charge of the corporate records and of the seal of the corporation; (d) keep a register of the post office address of each stockholder, director and committee member which shall from time to time be furnished to the secretary by such stockholder, director or member; (e) sign with the chairman of the board, the president or a vice president, certificates for shares of stock of the corporation the board of directors has authorized for issuance; (f) have general charge of the stock transfer books of the corporation; and (g) in general, perform all duties incident to the office of secretary and such other duties as the board of directors, the chairman of the board, or president may from time to time assign to the secretary. The secretary may delegate such details of the performance of duties of the secretary’s office as may be appropriate in the exercise of reasonable care to one or more persons in his or her stead, but shall not thereby be relieved of responsibility for the performance of such duties.

4.9	TREASURER

The treasurer shall: (a) be responsible to the board of directors for the receipt, custody and disbursement of all funds and securities of the corporation; (b) receive and give receipts for monies due and payable to the corporation from any source and deposit all such monies in the name of the corporation in such banks, trust companies or other depositories as shall from time to time be selected in accordance with these bylaws; (c) disburse the funds of the corporation as ordered by the board of directors or the president or as otherwise required in the conduct of the business of the corporation; (d) render to the president or the board of directors, upon request, an account of all his or her transactions as treasurer and on the financial condition of the corporation; and (e) in general, perform all duties incident to the office of treasurer and such other duties as the board of directors, the chairman of the board, or the president may from time to time may assign to the treasurer. The treasurer may delegate such details of the performance of duties of such office as may be appropriate in the exercise of reasonable care to one or more persons in his or her stead, but shall not thereby be relieved of responsibility for the performance of such duties. If required by the board of directors, the treasurer shall give a bond for the faithful discharge of his or her duties in such sum, and with such surety or sureties, as the board of directors shall determine.

4.10	ASSISTANT TREASURERS AND ASSISTANT SECRETARIES

The assistant treasurers and assistant secretaries shall perform all functions and duties which the secretary or treasurer, as the case may be, may assign or delegate; but such assignment or delegation shall not relieve the principal officer from the responsibilities and liabilities of his or her office. In addition, an assistant secretary or an assistant treasurer may sign with the chairman of the board, the president, or a vice president, certificates for shares of stock the board of directors has authorized for issuance; and the assistant secretaries and assistant treasurers shall, in general, perform such duties as the secretary or the treasurer, respectively, or the president or board of directors may from time to time assign to them. The assistant treasurers shall, if required by the board of directors, give bonds for the faithful discharge of their duties in such sums, and with such surety or sureties, as the board of directors shall determine.

4.11	SALARIES

The salaries of the officers shall be fixed from time to time by the board of directors, by such officer as it shall designate for such purpose or as it shall otherwise direct. No officer shall be prevented from receiving a salary or other compensation by reason of the fact that the officer is also a director of the corporation.

ARTICLE 5

DIVISIONS

5.1	DIVISIONS OF THE CORPORATION

The board of directors shall have the power to create and establish such operating divisions of the corporation as it may from time to time deem advisable.

5.2	OFFICIAL POSITIONS WITHIN A DIVISION

The chairman of the board or the president may appoint individuals to, and may, with or without cause, remove them from, official positions established within a division but not filled by the board of directors. The individuals appointed need not be officers of the corporation. Neither the chairman of the board nor the president may remove any individual appointed by the board of directors.

ARTICLE 6

CONTRACTS, LOANS, CHECKS AND DEPOSITS

6.1	CONTRACTS AND OTHER INSTRUMENTS

The board of directors may authorize any officer(s), agent(s) or employee(s) to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, or of any division thereof, subject to applicable law. Such authority may be general or confined to specific instances.

6.2	LOANS

No loans shall be contracted on behalf of the corporation, or any division thereof, and no evidence of indebtedness, other than in the ordinary course of business, shall be issued in the name of the corporation, or any division thereof, unless authorized by the board of directors. Such authorization may be general or confined to specific instances.

6.3	CHECKS, DRAFTS, ETC.

All checks, demands, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, or any division thereof, outside of the ordinary course of business shall be signed by such officers or agents of the corporation, and in such manner, as the board of directors may from time to time authorize.

6.4	DEPOSITS

All funds of the corporation, or any division thereof, not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.

ARTICLE 7

CERTIFICATES OF STOCK AND THEIR TRANSFER

7.1	CERTIFICATES OF STOCK

The certificates of stock of the corporation shall be in a form approved by the board of directors, shall be numbered and shall be entered in the books of the corporation as they are issued. They shall exhibit the holder’s name and number of shares and shall be signed by the chairman of the board, the president or a vice president and by the treasurer or an assistant treasurer or the secretary or an assistant secretary. If any stock certificate is signed (a) by a transfer agent or an assistant transfer agent or (b) by a transfer clerk acting on behalf of the corporation and a registrar, the signature of any officer of the corporation may be facsimile. In case any officer whose facsimile signature has thus been used on any such certificate shall cease to be such officer before the certificate has been issued, the certificate may nevertheless be issued with the same effect as if he or she were such officer at the date of issue. All certificates properly surrendered to the corporation for transfer shall be cancelled and, except as set forth in Section 7.2 below, no new certificate shall be issued to evidence transferred shares until the former certificate for at least a like number of shares has been surrendered and cancelled and the corporation reimbursed for any applicable taxes on the transfer.

7.2	LOST, STOLEN OR DESTROYED CERTIFICATES

The corporation may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the corporation alleged to have been lost, stolen or destroyed, and may also require the owner of the lost, stolen or destroyed certificate, or the owner’s legal representative, to give the corporation a bond sufficient to indemnify it against any claim that may be made against the corporation on account of the alleged loss, theft or destruction of such certificate or the issuance of a new certificate or uncertificated shares.

7.3	TRANSFERS OF STOCK

Transfers of shares of stock shall be made only on the books of the corporation by the registered holder thereof or by its attorney or successor duly authorized as evidenced by documents filed with the secretary or transfer agent of the corporation. Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, and in compliance with any restrictions on transfer of which the corporation has notice applicable to the certificate or shares represented thereby, the corporation shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books. The board of directors may adopt such additional rules and regulations as it deems advisable concerning the transfer and registration of certificates of stock of the corporation.

7.4	RESTRICTIONS ON TRANSFER

Any stockholder may enter into an agreement with other stockholders or with the corporation providing for any reasonable restriction on the right of such stockholder to transfer shares of stock of the corporation held by such stockholder. If such restriction is set forth conspicuously on the certificates representing the shares or, in the case of uncertificated shares, is contained in a notice sent pursuant to Section 151(f) of the Delaware GCL, the corporation or the transfer agent shall not be required to transfer such shares upon the books of the corporation without receipt of satisfactory evidence of compliance with the terms of such restriction.

7.5	FIXING RECORD DATE

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which date shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation by delivery to its registered office, its principal place of business, or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. If no record date has been fixed by the board of directors and prior action by the board of directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day the board of directors adopts the resolution taking such prior action.

(c) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the board of directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

7.6	STOCKHOLDERS OF RECORD

The corporation shall be entitled to treat the holder of record of any shares of stock as the holder in fact of such shares. Accordingly, the corporation shall not be bound to recognize any equitable or other claim to or interest in such shares on the part of any other person, whether or not it has express or other notice thereof, except as otherwise provided by Delaware law.

ARTICLE 8

INDEMNIFICATION

8.1	IN GENERAL

(a) The corporation (i) shall indemnify every person who is or was a director or officer of the corporation or is or was serving at the corporation’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise and (ii) shall, if the board of directors so directs, indemnify any person who is or was an employee or agent of the corporation or is or was serving at the corporation’s request as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise to the extent, in the manner, and subject to compliance with the applicable standards of conduct, provided by Section 145 of the Delaware GCL as the same (or any substitute provision therefor) may be in effect from time to time. Without limiting the foregoing, the corporation shall indemnify, and (subject to the receipt of any required undertaking to repay expenses) advance expenses to, every person who is or was a director or officer of the corporation to the fullest extent permitted by law.

(b) Such indemnification (i) shall not be deemed exclusive of any other rights to which any person seeking indemnification under or apart from this Article 8 may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office, and (ii) shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

8.2	INSURANCE

If authorized by the board of directors, the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or who is or has served at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, to the full extent permitted by the Delaware GCL as in effect at the time of the adoption of this bylaw or as amended from time to time.

ARTICLE 9

NOTICE

9.1	MANNER OF NOTICE

Whenever under law, the certificate of incorporation or these bylaws notice is required to be given to any stockholder, director or member of any committee of the board of directors, it shall not be construed to require personal delivery. Such notice also may be given in writing by depositing it in the United States mail (postage prepaid), by express overnight courier, or by facsimile or other electronic transmission. For purposes of these bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by the recipient through an automated process.

9.2	NOTICE TO STOCKHOLDERS BY ELECTRONIC TRANSMISSION

Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders given by the corporation shall be effective if given by a form of electronic transmission consented to by the stockholder to whom notice is given. Any such consent shall be revocable by the stockholder by written notice to the corporation. Any such consent shall be deemed revoked if (a) the corporation is unable to deliver by electronic transmission two consecutive notices given by the corporation in accordance with such consent and (b) such inability becomes known to the secretary or an assistant secretary of the corporation or the transfer agent, or other person responsible for giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

9.3	EFFECTIVENESS OF NOTICE

Notice given by mail shall be deemed to be given at the time it is deposited in the United States mail. Notice given by overnight courier service shall be deemed to be given when delivered to the overnight courier service for delivery. Notice given by facsimile or other electronic transmission shall be deemed given: (a) if by facsimile transmission, when directed to a number at recipient has consented to receive notice; (b) if by electronic mail, when directed to an electronic mail address at which the recipient has consented to receive notice; (c) if by a posting on an electronic network together with separate notice to the recipient of such specific posting, upon the later of (i) such posting and (ii) the giving of such separate notice; and (d) if by any other form of electronic transmission, when directed to the recipient. An affidavit of the secretary or an assistant secretary or of the transfer agent or other agent of the corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein. The requirement for notice shall be deemed satisfied, except in the case of a stockholder meeting with respect to which written notice is required by law, if actual notice is received orally or in writing by the person entitled thereto as far in advance of the event with respect to which notice is given as the minimum notice period required by law or these bylaws.

9.4	WAIVER OF NOTICE

Whenever under law, the certificate of incorporation or these bylaws notice is required to be given, a waiver thereof in writing signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time stated therein, shall be deemed equivalent to notice. Attendance by a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors or committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission, unless so required by law, the certificate of incorporation or these bylaws.

ARTICLE 10

GENERAL PROVISIONS

10.1	FISCAL YEAR

The fiscal year of the corporation shall be fixed by resolution of the board of directors. In the absence of such a resolution, the fiscal year of the corporation shall be the calendar year.

10.2	CORPORATE SEAL

The board of directors may adopt a corporate seal inscribed with the name of the corporation and the words “CORPORATE SEAL” and “DELAWARE” and otherwise in the form approved by the board.

10.3	AMENDMENTS

These bylaws may be altered, amended or repealed (a) by the affirmative vote of a majority of the stock having voting power present in person or by proxy at any annual meeting of stockholders at which a quorum is present, or at any special meeting of stockholders at which a quorum is present, if notice of the proposed alteration, amendment or repeal is contained in the notice of such special meeting, or (b) by the affirmative vote of a majority of the directors then qualified and acting at any regular or special meeting of the board, if the certificate of incorporation confers such power upon the board; provided, however, that the stockholders may provide specifically for limitations on the power of directors to amend particular bylaws and, in such event, the directors’ power of amendment shall be so limited; and further provided that no reduction in the number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.